ARS

06037476

EASYLINK®
SERVICES

CORP

PE,
12-31-05

Letter to Stockholders

Notice of Meeting and Proxy Statement for
the 2006 Annual Meeting of Stockholders

2005 Annual Report

May 8, 2006

To our shareholders, customers, partners, and employees:

2005 was a year of transition for EasyLink. Generally speaking transition is good; it represents movement, development, and evolution. It's the driving force behind our corporate strategy to derive a majority of our revenue from Transaction Management Services. In a business environment where standing still means losing ground, transition is what you do to build a better future. As with most things worth doing, transition is seldom easy, and at times difficult. Your company came through a number of transitional challenges last year, and I write this letter with the feeling that the most difficult are now behind us.

During the year we:

- Restructured the company into two business units; Transaction Delivery Services and Transaction Management Services.
- Restructured the sales organization to reflect a shift in EasyLink's go-to-market strategy for Transaction Management Services.
- Restructured the International division and sold or exited several non-core international businesses and service lines.
- Started the consolidation of our domestic network facilities and build-out of new state-of-the-art data center at our Piscataway, NJ headquarters.
- Acquired Quickstream Software.
- Changed public accounting firms.
- Increased Transaction Management Services (TMS) revenues by 33% to $16.3 million. For full year 2005 TMS accounted for 21% of total company revenue up from 14% in 2004.

Restructuring For Revenue Growth

Based on a careful evaluation of our strategic plan, the performance and long-term growth prospects of our different lines of business, and an overall desire to simplify and focus our internal structure, we decided to restructure EasyLink into two business units – Transaction Delivery Services and Transaction Management Services. Transaction Delivery Services (TDS) is focused on managing existing telex, legacy production fax, proprietary e-mail and EDI applications for maximum cash generation while maintaining customer satisfaction. TDS is not a growth business but does provide funding for our Transaction Management Services (TMS) business. On the other hand, TMS is a growth business that provides a range of outsourced services that transform manual and paper- based business processes into efficient electronic ones. In support of this change, we reorganized and expanded the US direct sales organization, replacing all sales management and 60% of the field account executives while adding 15 new positions. Full year 2005 results, while falling short of our initial growth projections, were still highly encouraging; TMS revenue grew by 33% to $16.3 million.

We also restructured the International division, creating a common global TMS marketing focus and eliminating redundant G&A organizations, reducing international operating expenses by $1.5 million compared to 2004. We also sold or exited several non-core, non-strategic businesses sharpening our focus on our core suite of growth TMS services.

Investing in EasyLink's Future

EasyLink made important investments in its future during 2005. A major undertaking which began in 2005 and is nearing completion as I write this, is our new, state-of-the-art data center co-located at our Piscataway, New Jersey headquarters. This facility is already allowing us to better serve our customers while providing the opportunity for significant cost-savings starting in the second half of 2006. In the area of product development, we acquired Quickstream Software and expanded our suite of business process automation services to include network- based workflow and content management solutions. The company also continued its investment in Six Sigma discipline to provide what we believe is a significant quality advantage versus the competition, as well as increased corporate efficiency. EasyLink is now at approximately a five sigma level across its defined set of customer visible improvement metrics, giving us quality leadership in our industry and proximity to some of the world's most respected companies.

Governance, Compliance, Audit, NASDAQ

The aspects of our business not directly involved with selling and servicing our customers proved to be a major area of activity throughout 2005. We expanded EasyLink's Board of Directors with the elections of three new outside directors, demonstrating our continued commitment to strong and independent corporate governance. Increasing regulation of public companies has increased the workload of corporate finance and legal departments, including ours. In addition to this increased workload, we had to manage through the transition of changing public accounting firms during the year, as our former firm unexpectedly resigned our account. While we were able to engage the world-class firm Grant-Thornton LLP within 60 days, the entire change-over process, including the restatement of prior-period financials took several months, delaying the filing of our second and third quarter financial results. As a result of this filing delay, and the fact that our stock price was below $1 during this period, we were out of compliance with NASDAQ listing rules.

As of this writing, our only outstanding issue with our NASDAQ listing is being below the $1 minimum bid price, which we have until August, 2006 to rectify.

I have no doubt that, in this day and age, the investment community's confidence in EasyLink was eroded by the resignation of our prior audit firm and missing two quarterly filing deadlines. While these events were substantially out of our control they do not change the fact that our stock trades at its current multiple. Everyone at EasyLink is involved in some way with restoring and continuously improving the investment community's confidence in our company. We believe the major driver of this has to be revenue growth.

A Good Start to 2006

We recently announced our first quarter results. For the first quarter 2006, TMS revenue was up 11% compared to the previous quarter, which on a dollar basis was approximately the amount of the decline in TDS. These results and other indicators, including sales productivity gains in our sales force, increased interest in our services from existing and prospective customers and our continuing improvement through Six Sigma, provide a solid foundation for future sustainable revenue growth. It has been a long journey and we still have much to accomplish, but our transformation is well underway and our future as a growth company has never been brighter.

Thomas F. Murawski

Thomas F. Murawski
Chairman, President and Chief Executive Officer

EASYLINK SERVICES CORPORATION
33 KNIGHTSBRIDGE ROAD
PISCATAWAY, NJ 08854

May 8, 2006

Dear Stockholder:

On behalf of the Board of Directors, I cordially invite you to attend our Annual Meeting of Stockholders to be held at 9 a.m. on Tuesday, June 20, 2006 at Radisson Hotel Piscataway, 21 Kingsbridge Road, Piscataway, NJ 08854.

We have enclosed with this letter a notice of meeting, a proxy statement, a proxy card and a return envelope. We have also enclosed your 2005 Annual Report.

Your vote is important. Whether or not you plan to attend, please date and sign the enclosed proxy card and return it in the envelope provided. If you plan to attend the meeting, you may vote in person.

I look forward to your participation.

Sincerely,

Thomas F. Murawski

THOMAS MURAWSKI
Chairman, President and Chief Executive Officer

EASYLINK SERVICES CORPORATION
33 KNIGHTSBRIDGE ROAD
PISCATAWAY, NJ 08854

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 20, 2006

The Annual Meeting of Stockholders (the "Annual Meeting") of EasyLink Services Corporation, a Delaware corporation (the "Company" or "EasyLink"), will be held at 9 a.m. local time on Tuesday, June 20, 2006 at Radisson Hotel Piscataway, 21 Kingsbridge Road, Piscataway, NJ 08854 for the following purposes:

1. To elect eight directors of EasyLink to serve until the 2007 Annual Meeting of Stockholders or until their respective successors are elected and qualified;

2. To approve the Company's 2006 Employee Stock Purchase Plan;

3. To approve an amendment to the Company's 2005 Stock and Incentive Plan to increase the number of shares that are available for grant or award under the plan from 1,000,000 to 3,000,000;

4. To ratify the appointment of Grant Thornton LLP as the independent registered public accounting firm for the Company for the year ending December 31, 2006; and

5. To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

The foregoing items of business, including the nominees for directors, are more fully described in the Proxy Statement which is attached and made a part of this Notice. The Board of Directors has fixed the close of business on April 25, 2006 as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE URGED TO MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE POSTAGE-PREPAID ENVELOPE PROVIDED TO ENSURE YOUR REPRESENTATION AND THE PRESENCE OF A QUORUM AT THE ANNUAL MEETING. IF YOU SEND IN YOUR PROXY CARD AND THEN DECIDE TO ATTEND THE ANNUAL MEETING TO VOTE YOUR SHARES IN PERSON, YOU MAY STILL DO SO. YOUR PROXY IS REVOCABLE IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THE PROXY STATEMENT.

By Order of the Board of Directors

David Ambrosia

DAVID W. AMBROSIA
Executive Vice President, General Counsel
and Secretary

Piscataway, New Jersey
May 8, 2006

EASYLINK SERVICES CORPORATION
33 KNIGHTSBRIDGE ROAD
PISCATAWAY, NJ 08854

PROXY STATEMENT

GENERAL

The enclosed proxy is solicited by the Board of Directors of EasyLink Services Corporation, a Delaware corporation (the "Company" or "EasyLink"), for use at the Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held at 9 a.m. local time on Tuesday, June 20, 2006 at Radisson Hotel Piscataway, 21 Kingsbridge Road, Piscataway, NJ 08854, and any adjournment or postponement thereof.

The Company's principal offices are located at 33 Knightsbridge Road, Piscataway, New Jersey 08854. This Proxy Statement and the accompanying proxy card are being mailed to the stockholders of the Company on or about May 8, 2006 or as soon as practicable thereafter.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Company (Attention: David W. Ambrosia, Executive Vice President, General Counsel and Secretary) a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person.

RECORD DATE; VOTING SECURITIES

The close of business on April 25, 2006 has been fixed as the record date (the "Record Date") for determining the holders of shares of common stock of the Company entitled to notice of and to vote at the Annual Meeting. At the close of business on the Record Date, the Company had approximately 54,342,436 shares of Class A common stock outstanding held of record by approximately 716 stockholders.

VOTING AND SOLICITATION

Each outstanding share of Class A common stock on the Record Date is entitled to one vote on all matters, subject to the conditions described below. The presence, in person or by proxy, of the holders of a majority in voting power of the outstanding shares of Class A common stock is necessary to constitute a quorum. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary authority to vote on that proposal and has not received instructions from the beneficial owner.

The nominees for election as directors at the Annual Meeting will be elected by a plurality of the votes of the shares of Class A common stock present in person or represented by proxy at the meeting and entitled to vote thereon. Abstentions and broker "non-votes" are not counted for the purposes of the election of directors.

Approval of the EasyLink Services Corporation 2006 Employee Stock Purchase Plan and the amendment to the EasyLink Services Corporation 2005 Stock and Incentive Plan will require the affirmative vote of the holders of a majority of the votes of the shares of Class A common stock present in person or represented by proxy at the meeting and entitled to vote thereon. Abstentions will be counted towards the tabulations of votes cast on this proposal and will have the same effect as a vote "AGAINST" such matters. Broker "non-votes" will not be counted for purposes of determining whether this proposal has been approved.

If the enclosed proxy is properly executed and returned, it will be voted in the manner directed by the stockholder. If no instructions are specified with respect to a matter to be acted upon, proxies will be voted "FOR" the election of the nominees for directors listed in this Proxy Statement, "FOR" the approval of the Company's 2006 Employee Stock Purchase Plan , "FOR" the approval of the amendment to the Company's 2005 Stock and Incentive Plan, "FOR" the ratification of the appointment of Grant Thornton LLP as the independent registered public accounting firm for the Company for the year ending December 31, 2006 and in the discretion of the proxy holders on any other matters that may properly come before the meeting, as applicable.

The solicitation of proxies will be conducted by mail, and the Company will bear all attendant costs. The Company may conduct further solicitation personally, telephonically or by facsimile through its officers, directors and employees, none of whom will receive additional compensation for assisting with the solicitation.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

NOMINEES

At the Annual Meeting, the stockholders will elect eight (8) directors to serve until the next Annual Meeting of Stockholders or until their respective successors are elected and qualified. In the event any nominee is unable or unwilling to serve as a director at the time of the Annual Meeting, the proxies may be voted for the balance of those nominees named and for any substitute nominee designated by the present Board or the proxy holders to fill such vacancy, or for the balance of the nominees named without nomination of a substitute, or the size of the Board may be reduced in accordance with the Bylaws of the Company. The Board has no reason to believe that any of the persons named below will be unable or unwilling to serve as a nominee or as a director if elected.

The names of the nominees, their ages as of the date of this Proxy Statement and certain other information about them are set forth below:

NAME	AGE	POSITION
Thomas Murawski	61	Chairman, President, Chief Executive Officer, Director
Robert Casale	67	Director
Stephen Duff	42	Director
Peter Holzer	60	Director
George Knapp	74	Director
John Petrillo	57	Director
Dennis Raney	63	Director
Eric Zahler	55	Director

There are no family relationships among any of the directors or executive officers of the Company.

THOMAS MURAWSKI -- CHAIRMAN, PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Mr. Murawski has served as a member of the Board of Directors since February 2000. Mr. Murawski has served as Chairman of EasyLink since April 25, 2005, as Chief Executive Officer since October, 2000 and as President since June 2002. He served as Chief Executive Officer of Mail.com Business Messaging Services, Inc., a wholly-owned subsidiary of the Company from February 2000 to October 2000. Before joining EasyLink, Mr. Murawski served as Chairman, President, CEO and Director of NetMoves Corporation from November 1991. Prior to joining NetMoves Corporation, Mr. Murawski served as Executive Vice President of Western Union Corporation, a global telecommunications and financial services company and President of its Network Services Group. Prior to joining Western Union Corporation, Mr. Murawski served twenty-three years with ITT Corporation, a diversified manufacturing and services company. He has held operating responsibilities in the areas of subsidiary and product line management, engineering, sales and marketing for both voice and data-oriented businesses. Mr. Murawski's last position with ITT Corporation was President and General Manager of ITT World Communications Inc., an international telecommunications services company.

ROBERT CASALE -- DIRECTOR

Mr. Casale has served as a member of the Board of Directors since May 8, 2003. Mr. Casale has been a Senior Advisor, Financial Services, to Welsh, Carson, Anderson & Stowe, a large private equity firm, from 2002 to the present and a consultant to ADP from 1998 to the present. From 1988 to 1998, Mr. Casale was Group President, Brokerage Information Services, of ADP. From 1986 to 1988, Mr. Casale was a Managing Director, Co-Head Technology Mergers & Acquisitions Practice, Kidder Peabody & Company. From 1975 to 1986, Mr. Casale held various management positions with AT&T Corp., including President, Special Markets Group from 1985 to 1986. From 1970 to 1975, Mr. Casale held management positions for Telex Corporation. From 1965 to 1969, Mr. Casale held sales positions for Xerox Corporation and Honeywell Corporation. Mr. Casale currently serves as the chairman of the board of directors and as chairman of the compensation committee of BISYS Group. Mr. Casale also currently serves on the board of directors of privately held Northeast Securities. Mr. Casale is also a director of the not for profit New York Pops. He has previously served on the boards of ADP, Provident Mutual Life Insurance Company and Quantum Corporation.

STEPHEN DUFF -- DIRECTOR

Mr. Duff has been a member of the Board of Directors since April 13, 2006 and was previously a director from January, 2001 through November, 2004. Mr. Duff is the Chief Investment Officer of The Clark Estates, Inc. Prior to joining The Clark Estates in 1995, Mr. Duff was an analyst and portfolio manager at The Portfolio Group, Inc., a subsidiary of The Chemical Banking Corporation, Inc. from 1990 through 1995. Mr. Duff is a 1985 graduate of Stonehill College. Currently, Mr. Duff serves on the board of directors of TRC Companies, Inc., Viewpoint Corporation, Opto-Generic Devices Incorporated, Advanced Financial Applications and The Clara Welch Thanksgiving Home, Inc. (a non-profit elderly care facility). Federal Partners, L.P. holds a contractual right to designate one director of the Company's board of directors and has named Mr. Duff as its designee. See "Certain Relationships And Related Transactions."

PETER HOLZER -- DIRECTOR

Mr. Holzer has served as a member of the Board of Directors since February 8, 2005. From 1990 to 1996, Mr. Holzer served as Executive Vice President and Director - Strategic Planning and Development for The Chase Manhattan Corporation (now JPMorganChase), where he also held a number of other executive assignments around the world during his 28 year career. Mr. Holzer currently serves as chairman of the board of directors and chairman of the audit committee of Embrex, Inc., an international agricultural biotechnology firm. He served as the chairman of the compensation committee of Embrex from 2000 to 2002. He serves as a director, chairman of the audit committee and member of the compensation committee of CAS Holdings, Inc., a privately owned operator of environmental testing laboratories. Mr. Holzer formerly served as an advisor to Taddingstone Consulting Group, Inc. a strategy consulting firm serving the financial services industry. Mr. Holzer also serves as a trustee of Big Brothers/Big Sisters of New York City and The High Desert Museum of Bend, Oregon. Mr. Holzer previously served on the board of directors of Crown Central Petroleum Corp., Swiss-American Chamber of Commerce and as an Advisory Director to AMT Capital Advisors, LLC, a mergers, acquisitions and strategy advisory firm serving the financial services industry.

GEORGE KNAPP -- DIRECTOR

Mr. Knapp has served as a member of the Board of Directors since May 8, 2003. Mr. Knapp has been a Special Limited Partner and Consultant to MidMark Partners, a Chatham, NJ based venture capital firm, from 1993 to the present. From 1988 to 1996, Mr. Knapp was an Associate of MBW Management, a Morristown, NJ based venture capital firm, and a Principal of Communications Investment Group, a Morristown, NJ investment banking and telecommunications consulting firm. From 1982 to 1987, Mr. Knapp served as Corporate Vice President of ITT and Director, Telecommunications/Marketing for ITT Europe based in Brussels. From 1975 to 1982, Mr. Knapp served as Corporate Vice President of ITT and Group Executive and Chief Executive Officer for U.S. domestic and international telecommunications network operations of ITT based in New York. From 1968 to 1974, Mr. Knapp served as President and Chief Executive Officer of the Puerto Rico Telephone Co. in San Juan, Puerto Rico. From 1966 to 1968, Mr. Knapp served as Director of Operations for the Chilean Telephone Company in Santiago, Chile. From 1956 to 1965, Mr. Knapp served in various capacities at AT&T Corp., New York Telephone and Bell Laboratories. Mr. Knapp is currently serving as a member of the Board of Trustees of Manhattan College, New York as a Trustee Emeritus. He has served on the boards of a variety of companies and other organizations, including the Intermedia Communications, Inc., Digex Inc., the Boy Scouts of America, Greater New York, and the Greater New York United Fund.

JOHN PETRILLO -- DIRECTOR

Mr. Petrillo has served as a member of the Board of Directors since January 14, 2005. He has over 30 years of experience with AT&T, retiring in 2003 as AT&T's most senior executive responsible for global corporate strategy and business development. His experiences in the global communications industry include: successful large line operational P&L assignments in the global business communications services market, domestic and international public and private board positions, and sophisticated technical, business strategy development, investment and partnership negotiation experiences in the wireless, cable, Internet and global business communications sectors. Mr. Petrillo currently serves as the Chief Executive

Officer and Chairman of the Board of IDT Spectrum, a private company. Mr. Petrillo also currently serves on the board of directors of Narad Networks, as an advisory board member at BridgePort Networks, and as a Trustee of the Sweden-based Tallberg Foundation, an organization devoted to the development of global public/private sector collaboration.

DENNIS RANEY -- DIRECTOR

Mr. Raney has served as a member of the Board of Directors since May 8, 2003. Mr. Raney was Chief Financial Officer of eOne Global, LP from July 2001 to May 2003. From March 1998 to July 2001, Mr. Raney was Executive Vice President and Chief Financial Officer of Novell, Inc. From 1996 to 1997, Mr. Raney served as Chief Financial Officer of QAD Inc. From 1995 to 1996, Mr. Raney was Chief Financial Officer of California Microwave and during 1995 of General Magic. From 1993 to 1995, Mr. Raney was Chief Financial Officer, Pharmaceutical Group, of Bristol-Myers Squibb. From 1970 to 1993, Mr. Raney held various management positions with Hewlett Packard. Mr. Raney currently serves as a director and audit committee member of Viewpoint Corporation and Ultratech, Inc. Mr. Raney also currently serves as a Principal of Liberty-Greenfield California. Mr. Raney served as a director and audit committee member of Equinix, Inc. from April 2003 to May 2005, ProBusiness Services during portions of 2002 and 2003, Redleaf Group, Inc. from 2001 to June 2003, W.R. Hambrecht & Company from November 1998 to June 2001 and ADAC Laboratories from March 1999 to March 2001.

ERIC ZAHLER -- DIRECTOR

Mr. Zahler has served as a member of the Board of Directors since February 8, 2005. Mr. Zahler is President and Chief Operating Officer of Loral Space & Communications, Inc. where he is responsible for overseeing the company's two businesses: Loral Skynet, a global satellite services provider, and Space Systems/Loral, a leading manufacturer of commercial satellites. Mr. Zahler also serves on the board of directors of Satelites Mexicanos, S.A. de C.V. Loral Space & Communications and certain subsidiaries filed for protection under Chapter 11 of the United States Bankruptcy Code on July 15, 2003 and emerged from such proceedings on November 21, 2005. Prior to joining Loral, Mr. Zahler was engaged in the private practice of law as a partner at the firm of Fried, Frank, Harris, Shriver & Jacobson.

CORPORATE GOVERNANCE

EasyLink's Board of Directors has adopted a Code of Business Conduct and Ethics, resolutions for Director Nominations Procedures, an Audit Committee Charter, a Compensation Committee Charter and a Stockholders Communications with the Board of Directors Policy which are posted on the Corporate Governance page of our Website. The Corporate Governance page can be accessed in the Investor Relations section of our Website at www.easylink.com.

CODE OF BUSINESS CONDUCT AND ETHICS

EasyLink's Code of Business Conduct and Ethics applies to all employees, officers and members of the Board of Directors, including the principal executive officer, principal financial officer, principal accounting officer and controller. The provisions of this Code are designed to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. The code is posted on the Corporate Governance page of our Website, which can be accessed in the Investor Relations section of our Website at www.easylink.com.

DIRECTOR NOMINATIONS PROCEDURES

The Board of Directors does not have a standing nominating committee. The Board of Directors has, however, adopted Director Nominations Procedures. The Director Nominations Procedures provide, among other things, that:

- The Independent Directors of the Company (as determined in accordance with Rule 4200(a)(15) under the rules of the NASDAQ) will (a) assist the Board in identifying individuals qualified to become Board members and Board committee members, (b) recommend director nominees for the Board's selection for each annual meeting of stockholders and upon any Board vacancy and (c) take such other actions within the scope of the Director Nominations Procedures as the Independent Directors deem necessary or appropriate.
- The Independent Directors shall have authority to:
    - Evaluate the size and composition of the Board, develop criteria for Board membership and evaluate the independence of existing and prospective directors.
    - Seek, evaluate and recommend that the Board select qualified individuals to become directors.

- Approve procedures to be followed by security holders in submitting recommendations of director candidates and the consideration of such director candidates in accordance with any applicable notice provisions and procedures set forth in the Company's Bylaws.

- Assist the Company in making the periodic disclosures related to the nominating procedures required by rules issued or enforced by the Securities and Exchange Commission.

- Take such other actions as may be requested or required by the Board from time to time.

- The Independent Directors shall have authority to decide whether to retain a search firm and/or legal counsel and other consultants to assist the Independent Directors in identifying, screening and attracting director candidates and in fulfilling their role under these procedures. The fees of such firm, counsel or consultant shall be paid by the Company.

The Board of Directors will consider candidates recommended by stockholders when the nominations are properly submitted. The deadlines and procedures for stockholder submissions of director nominees are described below under "Deadline for Receipt of Stockholder Proposals." Following verification of the stockholder status of persons proposing candidates, the Independent Directors, acting pursuant to the Director Nominations Procedures described above, will make an initial analysis of the qualifications of any candidate recommended by stockholders to determine whether the candidate is qualified for service on the Company's Board before deciding to undertake a complete evaluation of the candidate. Other than the verification of compliance with procedures and stockholder status, and the initial analysis performed by the Independent Directors, a potential candidate nominated by a stockholder is considered in the same manner as any other potential candidate during the review process by the Board.

Director Nominations Procedures are posted on the Corporate Governance page of our Website, which can be accessed in the Investor Relations section of our Website at www.easylink.com.

COMMUNICATIONS WITH THE BOARD

The Board of Directors of Easylink Services Corporation believes it is in the best interest of the Company and its stockholders to maintain a policy of open communications between the Company's stockholders and the Board. Accordingly, the Board has adopted the following procedures for stockholders who wish to communicate with the Board.

- Stockholders who wish to communicate with the Board or with specified directors should do so by forwarding such communication, in writing, to The Board of Directors, c/o Investor Relations, Easylink Services Corporation, 33 Knightsbridge Road, Piscataway, NJ 08854.

- Any such communication must state the number of shares beneficially owned by the stockholder making the communication. The Investor Relations department will forward such communication to the full Board or to any individual director or directors to whom the communication is directed, unless the communication is unduly hostile, threatening, illegal or similarly inappropriate, in which case the Investor Relations department (after consultation with the Company's legal department, if appropriate) shall have the authority to discard the communication or take appropriate legal action regarding the communication. A good faith determination made by the Investor Relations department to forward a communication or not to forward a communication to the full Board or to any individual director or directors shall be final and conclusive and deemed in full compliance with these procedures.

DIRECTOR INDEPENDENCE

Our Board of Directors has determined that Robert Casale, Peter Holzer, George Knapp, John Petrillo, Dennis Raney and Eric Zahler are independent directors as defined in Rule 4200(a)(15) of the NASD listing standards.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

During 2005, the Board had eleven meetings and acted four times by unanimous written consent. All of our directors attended 75 percent or more of the aggregate number of regularly scheduled and special meetings of the Board and Board committees on which they served and which were held during their tenure in 2005.

AUDIT COMMITTEE

The Audit Committee is currently comprised of four directors: George Knapp, John Petrillo, Dennis Raney and Eric Zahler. Mr. Raney is the Chairman of the Audit Committee. Mr. Petrillo and Mr. Zahler were appointed to the Board on January 14, 2005 and February 5, 2005, respectively, and were appointed to the Audit Committee on February 8, 2005. Robert Casale served on the Audit Committee until February 8, 2005. The Audit Committee held sixteen meetings during 2005. Each of the current Audit Committee members is an "independent director" as defined in Rule 4200(a)(15) of the NASD listing standards and is otherwise eligible to serve on the Audit Committee in accordance with the other NASD listing standards. The Board has determined that Mr. Raney is an "audit committee financial expert" as that term is defined in the applicable SEC rules. The Audit Committee oversees the accounting and financial reporting processes of the Company and the audits of the financial statements of EasyLink. The Audit Committee also coordinates the Board of Director's oversight of the Company's internal control over financial reporting, the Company's disclosure controls and procedures and the Company's Code of Business Conduct and Ethics. The Audit Committee is also responsible for reviewing all transactions between the Company and related parties. See the "Audit Committee Report".

The Board of Directors has adopted a written charter for the Audit Committee. The charter is posted on the Corporate Governance page of our Website, which can be accessed in the Investor Relations section of our Website at www. easylink.com.

COMPENSATION COMMITTEE

The Compensation Committee is currently comprised of three non-management independent directors, George Knapp, Robert Casale and Peter Holzer. Mr. Knapp is the Chairman of the Committee. Mr. Holzer joined the Board and was appointed to the Compensation Committee on February 8, 2005. The Compensation Committee held four meetings during 2005 and acted twice by unanimous written consent. The Compensation Committee has the authority to determine salaries and bonuses and to make awards of capital stock or options to purchase capital stock of the Company to the officers and employees of the Company. All decisions relating to the compensation of EasyLink executive officers are either made or recommended to the Board of Directors by the Compensation Committee. See the "Compensation Committee Report on Executive Compensation".

The Board of Directors has adopted a written charter for the Compensation Committee. The charter is posted on the Corporate Governance page of our Website, which can be accessed in the Investor Relations section of our Website at www.easylink.com.

COMPENSATION OF DIRECTORS

Other than reimbursing directors for customary and reasonable expenses of attending Board of Directors or committee meetings, EasyLink does not currently compensate directors who are part of the management team. During 2005, upon their initial appointments to the Board of Directors, Peter Holzer, John Petrillo and Eric Zahler each received a grant of options to purchase 20,000 shares at an exercise price of $1.33, in the case of Mr. Petrillo, and $1.23, in the case of Mr. Holzer and Mr. Zahler. On June 21, 2005, Robert Casale, Peter Holzer, George Knapp, John Petrillo, Dennis Raney and Eric Zahler were granted options to purchase 20,000 shares of Class A common stock at an exercise price of $1.00 per share as part of their annual compensation for serving as board members and reflecting an increase in the initial stock option grant for directors. Upon his initial appointment to the Board of Directors on April 13, 2006, Stephen Duff received a grant of options to purchase 30,000 shares at an exercise price of $0.66. The forgoing options vest in accordance with the schedule described beneath the table below.

During 2005, the directors received fees for attendance at Board and committee meetings as follows: Robert Casale ($31,250), Peter Holzer ($26,583), George Knapp ($42,500), Dennis Raney ($38,250), John Petrillo ($36,250) and Eric Zahler ($29,083).

The annual compensation arrangements for non-management directors is set forth in table below:

FEE OR BENEFIT	
Annual Retainer Fee	$15,000
Regular Board Meeting Fees (six Meetings per year)	$1,000 per meeting
Committee Chair Annual Fee	$4,000
Regular Committee Meeting Fees (four meetings per year)	$1,000 per meeting
Telephonic Board & Committee Meeting Fees (Per Meeting)	$500 per meeting
Initial Stock Option Grant	30,000*
Annual Stock Option Grant	10,000*

* The exercise price of the options is fixed at the closing price of the Company's Class A common stock on the Nasdaq stock market on the date of grant. The options vest in an amount equal to 25% on the first anniversary of the date of grant and 1/12th (8.33%) of the remaining amount quarterly over the three year period after the first anniversary, subject to continued service on the vesting date. If a change of control occurs and the director does not continue to serve as a director of the surviving corporation or its parent entity, then the portion of his options that would have vested in that vesting year (25%) will vest immediately upon the change of control.

ANNUAL MEETING

The Company has no policy with regard to attendance by members of the Board of Directors at annual meetings of stockholders. All members of the Board of Directors attended the annual meeting of stockholders held on June 21, 2005. The Company expects that all directors who attend the regular meeting of the Board of Directors scheduled for June 20, 2006 will attend the 2006 annual meeting of stockholders to be held on the same date.

VOTE REQUIRED

A plurality of votes of the shares of Class A common stock, present in person or represented by proxy at the meeting and entitled to vote thereon, is required for the election of directors. Abstentions and broker "non-votes" are not counted for the purposes of the election of directors.

RECOMMENDATION OF THE BOARD

The Board of Directors recommends that the stockholders vote "FOR" election of each of the nominees listed above.

PROPOSAL NO. 2

APPROVAL OF AMENDMENT TO THE EASYLINK SERVICES CORPORATION 2005 STOCK AND INCENTIVE PLAN

GENERAL

The Board of Directors is proposing for stockholder approval an amendment to the EasyLink Services Corporation 2005 Stock and Incentive Plan (the "2005 Plan"). The amendment would increase the maximum number of shares of our Class A common stock that can be issued under the 2005 Plan from 1,000,000 shares to 3,000,000 shares.

The purpose of the 2005 Plan is to grant stock options and stock-based awards as a means to provide an incentive to our selected directors, officers, employees and consultants to acquire a proprietary interest in EasyLink, to continue in their positions with us and to increase their efforts on our behalf. The 2005 Plan provides for awards of stock options and other awards, such as restricted stock, restricted stock units, and deferred stock units, that consist of, or are denominated in, payable in, valued in whole or in part by reference to or otherwise related to our Class A common stock. In addition, the Compensation Committee and the Board have determined that a percentage of the bonus payable to an executive under the annual Executive Incentive Plan should be paid in stock in lieu of cash in order to increase the level of stock ownership in the Company for all corporate executives and certain other members of senior management.

The 2005 Plan was adopted by the Board on April 25, 2005, and became effective upon being approved by the stockholders at our Annual Meeting on June 21, 2005. The following is a summary of the material terms of the 2005 Plan, as proposed to be amended.

DESCRIPTION OF THE 2005 PLAN

Administration. The 2005 Plan is administered by the Compensation Committee of the Board of Directors. Under the 2005 Plan, the Compensation Committee has the authority to, among other things: (i) select the eligible persons to whom awards will be granted, (ii) determine the size, type and the terms of each award granted, (iii) adopt, amend and rescind rules and regulations for the administration of the plan, and (iv) decide all questions and settle all controversies and disputes of general applicability that may arise in connection with the plan. All awards under the 2005 Plan by the Compensation Committee are subject to approval by the Board of Directors.

Available Shares. Currently, a maximum of 1,000,000 shares of our Class A common stock is available under the 2005 Plan. As of December 31, 2005, 1,000,000 of these shares remained available for future awards. If the stockholders approve the amendment, the maximum number of shares available under the Plan will increase from 1,000,000 to 3,000,000 shares.

The 2005 Plan is in addition to the following existing stock option plans: EasyLink Services Corporation 2003 Stock Option Plan, the EasyLink Services Corporation 2002 Stock Option Plan, the EasyLink Services Corporation 2001 Stock Option Plan, the Mail.com, Inc. 2001 Stock Option Plan, the Mail.com, Inc. 2000 Stock Option Plan, the Mail.com, Inc. 1999 Stock Option Plan, the Mail.com, Inc. 1998 Stock Option Plan, the Mail.com, Inc. 1997 Stock Option Plan and the Mail.com, Inc. 1996 Stock Option Plan, each of which was previously approved by stockholders. As of December 31, 2005, an aggregate of 417,284 shares was available for future option grants under these existing plans. See "Equity Compensation Plan Information" below. The Board of Directors has resolved that no future grants will be made under these existing stock option plans without the approval of the Board of Directors.

Each award of a stock option under the 2005 Plan, and each award of restricted stock, restricted stock units, deferred stock units or other stock-based compensation, reduces the number of shares available for future issuance under options, restricted stock, restricted stock units, deferred stock units and other stock-based compensation granted under the 2005 Plan by one share for every share subject to a new option or for every share of restricted stock, restricted stock unit, deferred stock or other stock-based unit awarded. The share reserve under the 2005 Plan will not be reduced for any awards payable in cash, and will be increased to the extent awards payable in shares are forfeited or terminated or the shares subject to awards are returned to EasyLink (for example, in payment of an option exercise price or withholding taxes).

The maximum number of shares underlying options, restricted stock, restricted stock units, deferred stock units or other stock-based compensation that can be granted to any individual within a calendar year under the 2005 Plan is 750,000 shares in the case of options and 450,000 in the case of restricted stock, restricted stock units, deferred stock units or other stock-based compensation.

In the event of any changes in the number or kind of outstanding shares of stock by reason of merger, consolidation, recapitalization, reclassification, split, reverse split, combination of shares or otherwise, the Compensation Committee may make equitable adjustments to the number of shares available for future issuance under the 2005 Plan, to the maximum number of shares underlying options or other awards that can be granted to any individual within a calendar year, and to the price and other terms of any award previously granted or that may be granted under the 2005 Plan.

Eligibility. The Compensation Committee selects those persons who are to receive award grants. During 2005, eligible persons included approximately 50 officers and other employees of Easylink and its subsidiaries, all six of the non-management directors of EasyLink, and certain consultants to Easylink and its subsidiaries.

Types of Awards. Each award granted under the 2005 Plan is evidenced by an agreement that states the terms and conditions of the grant.

Options. Stock options give the holder the right to purchase shares of our Class A common stock at a specified exercise price. Both incentive stock options and non-qualified stock options may be granted under the 2005 Plan. The exercise price of an option granted under the 2005 Plan generally will not be less than 100% of the fair market value of the stock at the time of grant (110% in the case of an incentive stock option granted to any person who possesses more than 10% of the total combined voting power of all classes of our capital stock). The fair market value of a share of our Class A common stock as of April 28, 2006 was $ 0.80.

Each option granted under the 2005 Plan is exercisable at the times and in the amounts determined by the Compensation Committee at the time of grant. In addition, the Compensation Committee, in its discretion, may accelerate the exercisability of any option outstanding under the 2005 Plan. The exercise price of an option is payable in cash unless otherwise approved by the Compensation Committee.

Options granted under the 2005 Plan are not transferable except by will or the laws of descent and distribution and are only exercisable by the grantee during such grantee's lifetime. Each option shall terminate at the time determined by the Compensation Committee provided that the term may not exceed ten years from the date of grant (five years in the case of an incentive stock option granted to a ten percent stockholder).

The Compensation Committee may, subject to the limitations of the 2005 Plan, modify, extend or renew outstanding options granted under the 2005 Plan, or accept the surrender of outstanding unexercised options and authorize the grant of substitute options. This would include the authority to reprice outstanding option awards.

Restricted Stock, Restricted Stock Units and Deferred Stock Units. Shares of Restricted stock are actual shares of our Class A common stock that are subject to vesting requirements and transfer restrictions. A restricted stock unit represents the right to receive one share of our Class A common stock or the cash equivalent at a future date. A deferred stock unit represents the right to receive one share of our Class A common stock at the grantee's termination of employment with EasyLink and its subsidiaries. Restricted stock units and deferred stock units may be subject to vesting requirements, and may require or permit the grantee to defer receipt of actual shares to a date subsequent to the date the units vest. Awards of restricted stock, restricted stock units or deferred stock units generally do not require the grantee to pay for the shares.

Restricted stock, restricted stock units and deferred stock units generally vest over such period of time as determined by the Compensation Committee. Holders of restricted stock have the same voting and dividend rights as other holders of our Class A common stock, except that the holder may be required to reinvest any cash dividends in additional shares of restricted stock. While holders of restricted stock units and deferred stock units have no voting and no dividend rights, as they do not hold actual shares of Class A common stock, awards of restricted stock units or deferred stock units may provide for dividend equivalents, which can be paid immediately or deferred.

Performance-Based Awards. The Compensation Committee may, in its discretion, condition the granting, vesting or settlement of any award under the 2005 Plan on the attainment of one or more corporate performance goals over a specified period. The Compensation Committee would set performance goals over periods that it selects in advance, and after the end of each period the Compensation Committee would certify the extent to which those goals are attained. The performance goals would be based on the attainment by EasyLink, or by one or more of its business units or subsidiaries, of specified levels of business criteria, which may include one or more of the following:

- Pre-tax income;
- Earnings per share;
- Income from operations;
- Earnings before interest expense and provision for income taxes (EBIT);
- Earnings before interest expense, provision for income taxes, depreciation and amortization expenses (EBITDA);
- Net income;
- Revenue;
- Economic value added (EVA);
- Return on net or total assets;
- Free cash flow from operations;
- Free cash flow per share;

- Return on invested capital;
- Return on stockholders' equity;
- Expense reduction;
- Working capital;
- Total stockholder return; and
- Performance of the Company's stock price.

The Compensation Committee would determine whether to measure performance under these criteria in absolute terms or in comparison to the performance of other corporations. In applying these criteria to a particular period, the Compensation Committee may, in its discretion, exclude the impact of the following: unusual or infrequently occurring charges; the amount of all charges and expenses incurred or income earned in connection with any refinancing, restructuring, rationalization, recapitalization or reorganization; the cumulative effect of accounting changes; discontinued operations; and any business units, divisions, subsidiaries or other entities sold or acquired.

Amendment and Termination. The 2005 Plan will terminate on the earliest of (a) June 21, 2015, (b) the date when all shares of stock reserved for issuance have been acquired or (c) any earlier date as may be determined by the Board of Directors. No awards may be granted under the 2005 Plan after it is terminated, but any previously granted awards will remain in effect until they expire in accordance with the terms of the plan and the applicable award agreement. Subject to certain limitations, the Board of Directors may amend the 2005 Plan, and may correct any defect, supply any omission or reconcile any inconsistency in the 2005 Plan. None of these modifications may alter or adversely impair any rights or obligations under any option previously granted under the 2005 Plan, except with the consent of the grantee.

FEDERAL INCOME TAX CONSEQUENCES OF AWARDS

The following discussion is a brief summary of the principal United States federal income tax consequences under current federal income tax laws relating to grants or awards of options, restricted stock, restricted stock units or deferred stock units under the 2005 Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

A grantee does not generally recognize any taxable income upon the grant of a nonqualified option and EasyLink is not entitled to a tax deduction with respect to such grant. Generally, upon exercise of a non-qualified option, the excess of the fair market value of stock on the date of exercise over the exercise price is taxable as ordinary income to the grantee. If EasyLink complies with applicable withholding requirements, we will be entitled to a tax deduction in the same amount and at the same time as the grantee recognizes ordinary income subject to any deduction limitation under Section 162(m) of the Internal Revenue Code. The subsequent disposition of shares acquired upon the exercise of a non-qualified stock option ordinarily results in capital gain or loss.

Subject to the discussion below, a grantee does not recognize taxable income at the time of grant or exercise of an incentive stock option and we are not entitled to a tax deduction with respect to such grant or exercise. However, the exercise of an incentive stock option may result in an alternative minimum tax liability for the grantee.

Generally, if a grantee has held shares acquired upon the exercise of an incentive stock option for at least one year after the date of exercise and for at least two years after the date of grant of the incentive stock option, upon disposition of the shares by the grantee, the difference, if any, between the sales price of the shares and the exercise price is treated as long-term capital gain or loss to the grantee.

Generally, upon a sale or other disposition of shares acquired upon the exercise of an incentive stock option within one year after the date of exercise or within two years after the date of grant of the incentive stock option (a "disqualifying disposition"), any excess of the fair market value of the shares on the date of exercise of the option over the exercise price of such option constitutes ordinary income to the grantee. Any excess of the amount realized by the holder on the disqualifying disposition over the fair market value of the shares on the date of exercise generally is capital gain. Subject to any deduction limitation under Section 162(m) of the Internal Revenue Code, EasyLink will be entitled to a deduction equal to the amount of such ordinary income recognized by the holder.

If an option is exercised through the use of shares previously owned by the holder, such exercise generally is not considered a taxable disposition of the previously owned shares and thus no gain or loss is recognized with respect to such shares upon such exercise. However, if the previously owned shares were acquired on the exercise of an incentive stock option and the holding period requirement for those shares is not satisfied at the time they are used to exercise the option, such use will constitute a disqualifying disposition of the previously owned shares resulting in the recognition of ordinary income in the amount described above.

A grantee does not recognize any income at the time shares of restricted stock are granted, nor is EasyLink entitled to a deduction at that time. In the year in which the restrictions on the restricted shares lapse and the shares become vested, the grantee recognizes ordinary income in an amount equal to the excess of the fair market value of the shares on the date of vesting over the amount, if any, that the grantee paid for the shares. A grantee may, however, elect within 30 days after receiving restricted shares to recognize ordinary income in the year of receipt instead of the year of vesting. If this election is made, the amount of income recognized by the grantee will be equal to the excess of the fair market value of the shares on the date of receipt over the amount, if any, the grantee paid for the shares. Payroll taxes are required to be withheld on the income recognized by grantees who are employees of EasyLink or one of its subsidiaries. EasyLink is entitled to a tax deduction at the same time and in the same amount as the grantee recognizes income.

A grantee does not recognize any income at the time a restricted stock unit or deferred stock unit is granted, nor is EasyLink be entitled to a deduction at that time. When payment on a stock unit is made, the grantee recognizes ordinary income in an amount equal to the amount of cash or the fair market value of the shares of our Class A common stock received. Payroll taxes are required to be withheld on the income recognized by the grantees who are employees of EasyLink or one of its subsidiaries. EasyLink is entitled to a tax deduction at the same time and in the same amount as the grantee recognizes income.

EasyLink's tax deduction for awards under the 2005 Plan is subject to the limitation of Section 162(m) of the Internal Revenue Code. Section 162(m) limits the tax deduction for compensation paid in a calendar year to any "covered employee" (generally, an officer listed in the Summary Compensation Table in our proxy statement) to $1 million. Section 162(m) provides an exception to this limit for "performance-based" compensation. We believe that all stock options awarded in accordance with the 2005 Plan will result in performance-based compensation that is exempt from the deduction limit. Awards of restricted stock, restricted stock units and deferred stock units could be exempt from the deduction limit only if they are specifically conditioned on the attainment of performance goals in accordance with the 2005 Plan.

Certain awards under the 2005 Plan may involve a deferral of compensation income that is subject to Section 409A of the Internal Revenue Code. Such awards could include nonqualified options with an exercise price less than the fair market value of the underlying stock at the time of grant, and awards of restricted stock units and deferred stock units in which the delivery of shares of our Class A common stock is deferred to a taxable year later than the year in which the award vests. Section 409A can subject the award recipient to immediate taxation upon vesting and to an excise tax and interest penalty if the award does not comply with Section 409A's requirements for deferral elections and distributions. We intend to administer any awards that are subject to Section 409A in a manner that complies with Section 409A's requirements.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2005 with respect to shares of our common stock that may be issued under our existing equity compensation plans.

	Year Ended December 31, 2005		
Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights (A)	Weighted Average Exercise Price Of Outstanding Options, Warrants And Rights (B)	Remaining Available For Future Issuance Under Equity Compensation Palns (Excludingsecurities Reflected In Column (A)) (C)
Equity compensation plans approved by security holders	4,561,597	$ 2.46	1,417,284
Equity compensation plans not approved by security holders (1)	590,538	$ 10.77	—
Total:	5,152,135	$ 3.42	1,417,284

(1) Includes options to purchase 47,102 shares of Class A common stock at a weighted average exercise price of $13.95 per share under the Netmoves 1996 Stock Option Plan which were assumed in connection with the acquisition of Netmoves Corporation by the Company in 2000.

NON-SECURITY HOLDER-APPROVED EQUITY COMPENSATION PLANS

Each of the stock option plans listed in the table below under the sub-heading "Plans Adopted in Acquisitions" were adopted or assumed in connection with the acquisition by the Company of the entities after which the plan is named. Except for the 1996 Netmoves Stock Option Plan, the plan terms and conditions are substantially the same as the terms of the Company's plans for which shareholder approval was obtained, except that incentive stock options were not issuable under such plans. Options under each plan were initially granted to employees of the acquired entity who became employees of the Company after the acquisition or, in the case of the 1996 Netmoves Stock Option Plan, were assumed by the Company. The plans are administered by the Compensation Committee of the Board of Directors. The Plans may be amended by the Board of Directors. The number of shares underlying outstanding options, the weighted average exercise price and the number of shares underlying options available for future grant under each plan are specified in the table below.

The Mail.com 1999 Supplemental Stock Option Plan and the Mail.com 2000 Supplemental Stock Option Plan provide for the grant of options to the Company's directors, employees and consultants and contain terms and conditions that are substantially the same as the terms of the Company's plans for which shareholder approval was obtained, except that incentive stock options are not issuable under such plans. The plans are administered by the Compensation Committee of the Board of Directors. The Plans may be amended by the Board of Directors. Under the plans, options that expire unexercised may be re-granted by the Company to other employees. The number of shares underlying outstanding options, the weighted average exercise price and the number of shares underlying options available for future grant under each of these plans are specified in the table below.

Plan	Number Of Securites To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights (A)	Weighted Average Exercise Price Of Outstanding Options, Warrants And Rights (B)	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (A)) (C)
	Year Ended December 31, 2005		
Plans Adopted in Acquisitions:			
The Allegro Group Stock Option Plan	1,045	$ 7.03	—
Lansoft Stock Option Plan	150	$ 16.88	—
Netmoves 2000 Stock Option Plan	44,310	$ 16.69	—
Netmoves 1996 Stock Option Plan	47,102	$ 13.95	—
Other Plans:			
Mail.com 1999 Supplemental Stock Option Plan	72,368	$ 7.91	—
Mail.com 2000 Supplemental Stock Option Plan	94,585	$ 5.28	—

The Company granted non-qualified options under individual stock option agreements to the persons and on the terms indicated in the following table:

NAME	GRANT DATE	EXPIRATION DATE	SHARES	EXERCISE PRICE
Gerald Gorman	6/1/96	6/1/06	40,000	$ 1.0000
Gerald Gorman	12/31/96	12/31/06	7,250	5.0000
Gerald Gorman	2/1/97	2/1/07	2,000	10.0000
Frank Graziano	11/14/00	1/31/09	4	16.8750
Frank Graziano	11/14/00	3/31/09	165	16.8750
Frank Graziano	11/14/00	2/28/09	338	16.8750
Dave Milligan	6/1/96	6/1/06	25,000	1.0000
Gary Millin	6/1/96	6/1/06	25,000	1.0000
Gary Millin	12/31/96	12/31/06	9,700	5.0000
Gary Millin	2/1/97	2/1/07	2,000	10.0000
Gary Millin	2/1/97	2/1/07	10,000	10.0000
Thomas Murawski	1/26/01	1/26/11	170,000	12.8125
Charles Walden	2/16/98	2/16/08	39,520	35.0000
TOTAL			330,978	

APPROVAL REQUIRED:

The affirmative vote of the holders of a majority of the shares of Class A common stock, present in person or by proxy at the meeting and entitled to vote thereon is required to approve the amendment to the 2005 Plan. Abstentions will be counted towards the tabulations of votes cast on this proposal and will have the same effect as a vote "AGAINST" such matters. Broker "non-votes" will not be counted for purposes of determining whether this proposal has been approved.

RECOMMENDATION OF THE BOARD:

The Board of Directors recommends a vote "FOR" approval of the amendment to the EasyLink Services Corporation 2005 Stock and Incentive Plan.

PROPOSAL NO. 3

APPROVAL OF THE EASYLINK SERVICES CORPORATION EMPLOYEE STOCK PURCHASE PLAN

GENERAL

The Board of Directors is proposing for stockholder approval the EasyLink Services Corporation Employee Stock Purchase Plan (the "Stock Purchase Plan"). The purpose of the Stock Purchase Plan is to provide an incentive to a broad-based group of our employees to acquire a proprietary interest in EasyLink, to continue their positions with us and to increase their efforts on our behalf. The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

The Stock Purchase Plan was adopted by the Board on April 25, 2006, and, if approved by the stockholders, will become effective on July 1, 2006. Appendix A to this Proxy Statement contains the complete text of the Stock Purchase Plan, which is summarized below.

DESCRIPTION OF THE STOCK PURCHASE PLAN

Administration. The Stock Purchase Plan will be administered by the Compensation Committee or another committee designated by the Board. Under the Stock Purchase Plan, the plan administrator has the authority to, among other things: (i) adopt, amend and rescind rules and regulations for the administration of the plan, and (ii) decide all questions and settle all controversies and disputes of general applicability that may arise in connection with the plan.

Available Shares. A maximum of 2,000,000 (two million) shares of our Class A common stock will be available for purchase under the Stock Purchase Plan. In the event of any changes in the number or kind of outstanding shares of stock by reason of merger, consolidation, recapitalization, reclassification, split, reverse split, combination or shares or otherwise, the plan administrator may make equitable adjustments to the maximum number of available shares and the price and other terms of any right to purchase shares under the Stock Purchase Plan.

Eligibility. The Stock Purchase Plan is available to all employees of EasyLink meeting certain eligibility requirements. The Board of Directors or the Compensation Committee can also designate subsidiaries of EasyLink whose employees can participate. To be eligible, an employee must (i) have been continuously employed by EasyLink or a designated subsidiary for at least three months, and (ii) be customarily employed by EasyLink or a designated subsidiary for more than 20 hours per week and for more than five months per calendar year.

No employee can purchase shares under the Stock Purchase Plan if such employee, immediately after the grant of the option, would own stock (including shares then purchasable under the Stock Purchase Plan) possessing five percent or more of the total combined voting power or value of all classes of issued and outstanding stock of EasyLink or any of its subsidiaries. In addition, an employee has to cease purchases under the Stock Purchase Plan during a calendar year when the fair market value of the shares purchased by the employee under the Stock Purchase Plan and all other employee stock purchase plans of EasyLink and its subsidiaries for that year would exceed $25,000. For this purpose, the fair market value of the shares purchased is determined as of the end of the purchase period during which such shares are purchased. Purchases of shares under EasyLink's stock option plans are not counted towards the $25,000 limit.

During the first year purchases are permitted under the Stock Purchase Plan, eligible persons are expected to include up to approximately 400 officers and other employees of EasyLink and its subsidiaries.

Stock Purchases. Purchases of shares under the Stock Purchase Plan will take place the first day of January (January 1) and the first day of July (July 1), or such other purchase period as may be specified by the plan administrator. For each purchase period, eligible employees can authorize payroll deduction contributions that will be used to purchase shares at the end of the period. Assuming the stockholders approve the Stock Purchase Plan, the first purchase period will begin on July 1, 2006 and a new purchase period will begin on the first day of January and the first day of July thereafter. Prior to the beginning of a purchase period for which an employee is eligible to participate, the employee can enroll in the Stock Purchase Plan by filing an election specifying his or her chosen rate of payroll deduction contributions. The employee will be permitted to authorize payroll deductions of not more than ten percent of the employee's base wages or salary, or such other limit as may be set by the plan administrator.

EasyLink or an agent will separately account for all payroll deduction contributions made by a participant during a purchase period. The amount of such contributions will be applied on the last day of the purchase period to purchase a number of shares of Class A common stock from EasyLink equal to the amount of such contributions divided by the purchase price for the shares as set by the plan administrator for that period. It is expected that most purchases of shares under the Stock Purchase Plan will be at a discount to the fair market value of the shares at the time of purchase. In no event, however, can the plan administrator set the purchase price below the lesser of 85% of the fair market value of a share of our Class A common stock as of the first day of the purchase period and 85% of the fair market value of a share of Common Stock as of the last day of such period. As a result of EasyLink's adoption of Statement of Financial Accounting Standards No. 123 (revised 2004) as of January 1, 2006, we will be required to report an expense on our financial statements if the purchase price is set below 95% of the fair market value of our Class A common stock as of the last day of the purchase period. The fair market value of a share of our Class A common stock as of April 28, 2006 was $0.80.

Employees can terminate their participation in the Stock Purchase Plan at any time. Participation in the Stock Purchase Plan terminates automatically if the employee dies or terminates employment with EasyLink or its applicable subsidiary. If notice is received of the employee's withdrawal, death or termination of employment prior to the end of a purchase period, any payroll deduction contributions accumulated on the employee's behalf will be refunded; otherwise, the contributions will be used to purchase shares at the end of the period. Following the termination of participation, the employee or his or her legal representative will receive share certificates for any shares of Class A common stock previously purchased and held on the employee's behalf under the Stock Purchase Plan, and cash in lieu of any fractional shares. No interest is payable on payroll deduction contributions.

Amendment and Termination. Subject to certain limitations, the Board of Directors can amend the Stock Purchase Plan at any time, and can correct any defect, supply any omission or reconcile any inconsistency in the Stock Purchase Plan. None of these modifications may materially adversely affect any purchase rights outstanding under the Stock Purchase Plan during the purchase period in which the amendment would become effective, or decrease the purchase price for shares of Stock below the minimum price described below.

The Board of Directors can terminate the Stock Purchase Plan at any time. Absent earlier action by the Board, the Stock Purchase Plan will terminate upon the earlier of July 1, 2016 or the purchase by participants of all shares that may be issued under the Stock Purchase Plan.

FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a brief summary of the principal United States federal income tax consequences relating to purchases made under the Stock Purchase Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. Under Section 423, the participant does not recognize any taxable income at the time shares are purchased under the Stock Purchase Plan.

If a participant disposes of shares acquired under the Stock Purchase Plan within two years after the first day of the purchase period in which such shares were purchased (a "disqualifying disposition"), the participant will recognize taxable ordinary income equal to the excess of the fair market value of the shares at the end of the purchase period over the purchase price. The participant's cost basis in the shares will be increased by the amount of such ordinary income. If the amount realized upon the disposition exceeds the participant's cost basis in the shares (as so increased), the participant will recognize capital gain equal to the difference between the amount realized and such adjusted cost basis. If the amount realized is less than the participant's cost basis in the shares (as so increased), the participant will recognize capital loss equal to the difference between the adjusted cost basis and the amount realized.

If a participant disposes of shares acquired under the Stock Purchase Plan two years or more after the first day of the purchase period in which such shares were purchased (a "qualifying disposition"), the tax treatment will be different. If the shares were purchased at a price less than the fair market value of the shares at the beginning of the purchase period, the participant will recognize taxable ordinary income equal to the lesser of (i) the excess of the fair market value of the shares at the beginning of the purchase period over the purchase price, and (ii) the excess of the amount realized from the disposition over the purchase price. The participant's cost basis in the shares will be increased by the amount of such ordinary income. In addition, the participant will recognize capital gain equal to the difference (if any) between the amount realized upon the disposition and the cost basis in the shares (as so increased). If the amount realized is less than the purchase price, the participant will recognize capital loss equal to the difference between the purchase price and the amount realized.

If the shares were purchased under the Stock Purchase Plan at a price in excess of the fair market value of the shares at the beginning of the purchase period, and the shares are held long enough for a qualifying disposition to occur, then all of the difference between the amount realized upon disposition and the purchase price will be recognized as capital gain or loss, as the case may be.

EasyLink will not be entitled to a deduction with respect to its sale of shares under the Stock Purchase Plan, except to the extent the participant recognizes ordinary income upon a disqualifying or qualifying disposition.

APPROVAL REQUIRED:

The affirmative vote of the holders of a majority of the shares of Class A common stock, present in person or by proxy at the meeting and entitled to vote thereon is required to approve the Stock Purchase Plan. Abstentions will be counted towards the tabulations of votes cast on this proposal and will have the same effect as a vote "AGAINST" such matters. Broker "non-votes" will not be counted for purposes of determining whether this proposal has been approved.

RECOMMENDATION OF THE BOARD:

The Board of Directors recommends a vote "FOR" approval of the EasyLink Services Corporation Employee Stock Purchase Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table provides information with respect to the beneficial ownership of EasyLink's common stock as of February 28, 2006 for:

- each person who EasyLink knows beneficially owns more than 5% of its Class A Common Stock;
- each of EasyLink's directors, including its Chief Executive Officer;
- EasyLink's four most highly compensated executive officers, other than its Chief Executive Officer, who were serving as executive officers at the end of 2005 and one additional officer who served as an executive officer during 2005 but who was not an executive officer at the end of 2005, and
- all of EasyLink's executive officers and directors as of February 28, 2006 as a group.

For purposes of this table, a person, entity or group is deemed to have "beneficial ownership" of any shares of Class A Common Stock, including shares subject to options, warrants or conversion rights, that the person, entity or group has the right to acquire within 60 days of February 28, 2006. Unless otherwise noted below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

For purposes of calculating the percentage of outstanding shares held by each person named below, any shares which that person has the right to acquire within 60 days after February 28, 2006 are deemed to be outstanding, but shares which may similarly be acquired by other persons are deemed not to be outstanding.

The total number of outstanding shares of Class A Common Stock used for purposes of calculating the percentages of Class A Common Stock beneficially owned is 45,311,915.

NAME OF BENEFICIAL OWNER	NUMBER OF CLASS A SHARES BENEFICIALLY OWNED	PERCENTAGE OF CLASS A SHARES BENEFICIALLY OWNED
Thomas Murawski	1,924,981(1)	4.08%
George Abi Zeid 262 Glen Head Road, Glen Head, NY	3,264,039(2)	7.15%
Robert Casale	15,937	*
George Knapp	15,937	*
Dennis Raney	15,937	*
John C. Petrillo	5,000	*
Peter J. Holzer	5,000	*
Eric J. Zahler	5,000	*
Richard Gooding	247,314(3)	*
Gary MacPhee	326,570(4)	*
Michael Doyle	205,770(5)	*
David Ambrosia	260,727(6)	*
All directors and executive officers as a group (11 persons)	3,028,173(7)	6.50%
The Clark Estates, Inc. One Rockefeller Center, New York, NY	5,589,020(8)	12.33%
Kinderhook Partners, L.P.	2,388,685	5.27%
Lawrence Auriana	2,500,000	5.52%

---

* Represents beneficial ownership of less than 1%.

(1) Includes 26,086 shares held by the Company 401(k) Savings Plan for Mr. Murawksi's account pursuant to the employer matching contribution feature of the plan. Mr. Murawski does not have the power to divest these shares while they are held by the 401(k) Savings Plan.

(2) Includes 268,296 shares issuable upon exercise of warrants. Includes 15,379 shares held by the Company 401(k) Savings Plan for Mr. Abi Zeid's account pursuant to the employer matching contribution feature of the plan. Mr. Abi Zeid does not have the power to divest these shares while they are held by the 401(k) Savings Plan. Also includes 320,000 shares beneficially owned by Telecom International, Inc. Mr. Abi Zeid beneficially owns a majority of the capital stock of Telecom International, Inc. See "Certain Relationships and Related Transactions."

(3) Includes 21,114 shares held by the Company 401(k) Savings Plan for Mr. Gooding's account pursuant to the employer matching contribution feature of the plan. Mr. Gooding does not have the power to divest these shares while they are held by the 401(k) Savings Plan. Also includes 700 shares held by Mr. Gooding's wife. Mr. Gooding disclaims beneficial ownership of the shares held by his wife.

(4) Includes 21,570 shares held by the Company 401(k) Savings Plan for Mr. MacPhee's account pursuant to the employer matching contribution feature of the plan. Mr. MacPhee does not have the power to divest these shares while they are held by the 401(k) Savings Plan.

(5) Includes 10,770 shares held by the Company 401(k) Savings Plan for Mr. Doyle's account pursuant to the employer matching contribution feature of the plan. Mr. Doyle does not have the power to divest these shares while they are held by the 401(k) Savings Plan.

(6) Includes 21,663 shares held by the Company 401(k) Savings Plan for Mr. Ambrosia's account pursuant to the employer matching contribution feature of the plan. Mr. Ambrosia does not have the power to divest these shares while they are held by the 401(k) Savings Plan.

(7) Includes 11 persons who were directors and executive officers as of February 28, 2006. Excludes shares beneficially owned by George Abi Zeid who was not a director or executive officer as of such date.

(8) Includes 5,394,640 shares of Class A Common Stock held by Federal Partners. Also includes 194,380 shares held by accounts for which The Clark Estates, Inc. provides management and administrative services. The Clark Estates, Inc. disclaims beneficial ownership of 5,394,640 and the 194,380 shares described in this footnote. The Clark Estates, Inc. provides management and administrative services to Federal Partners. See "Certain Relationships and Related Transactions."

The following table sets forth the number of shares of Class A Common Stock included in the table above that are issuable upon the exercise of options exercisable within 60 days of February 28, 2006.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES OF CLASS A COMMON STOCK
Thomas Murawski	1,897,617
George Abi Zeid	72,000
Robert Casale	15,937
Peter Holzer	5,000
George Knapp	15,937
John Petrillo	5,000
Dennis Raney	15,937
Eric Zahler	5,000
Richard Gooding	225,500
Gary MacPhee	305,000
Michael Doyle	180,000
David Ambrosia	238,616
Directors and Executive Officers as a Group (excludes Mr. Abi Zeid)	2,909,544

Pursuant to the separation agreement between EasyLink and George Abi Zeid, Mr. Abi Zeid is subject to various standstill provisions until February 4, 2007, including restrictions on soliciting proxies or consents from other shareholders, granting proxies to third parties or consents, acquiring additional shares of stock and making merger, acquisition or similar proposals involving EasyLink stock. Mr. Abi Zeid has agreed that, until February 4, 2007, at all meetings of stockholders of EasyLink, he will vote, or grant a proxy to any one or more persons designated by the Company to vote, all of the shares of EasyLink common stock beneficially owned by him proportionately in accordance with the votes cast as votes for, as votes against or as votes withheld, or as abstentions, as the case may be, by stockholders other than Mr. Abi Zeid on all matters submitted to the stockholders of the Company.

The standstill and voting covenants contained in Mr. Abi Zeid's separation agreement will expire if any of the following conditions exists: the closing price of the Company's common stock shall be less than $1.75 per share for any ten consecutive days after 18 months after February 4, 2005; a majority of EasyLink's board consists of persons who are not existing directors or persons appointed by existing directors; or Mr. Abi Zeid's share interest is below 5% of the Company's outstanding shares. If the Company fails to make any required payment under the separation agreement within 15 days after receipt of written notice from Mr. Abi Zeid or fails to make a required payment within two business days after the due date for the payment on at least 3 occasions, the restrictions on the sale of Mr. Abi Zeid's shares and the standstill and voting covenants will terminate.

MANAGEMENT

EXECUTIVE OFFICERS

The following table identifies the current executive officers of EasyLink and their ages as of the date of this Proxy Statement:

NAME	AGE	POSITION
Thomas Murawski	61	Chairman, President, Chief Executive Officer, Director
Michael Doyle	50	Vice President and Chief Financial Officer
Richard Gooding	56	Executive Vice President and General Manager
Gary MacPhee	44	Executive Vice President and General Manager
David Ambrosia	49	Executive Vice President and General Counsel

For the biographical summary of Thomas Murawski, see "Election of Directors."

MICHAEL DOYLE -- VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Mr. Doyle has served as Vice President and Chief Financial Officer of EasyLink since March 2004. Prior to joining EasyLink, Mr. Doyle was Chief Financial Officer of D&B North America, a division of D&B, Inc. (Dun & Bradstreet) from 2002 to September 2003. Mr. Doyle held various positions at Cendant, Inc. from 1997 to 2002, including Vice President Audit, Vice President Relationship Marketing and Management and Senior Vice President Relationship Marketing & Management. Mr. Doyle served as Chief Financial Officer of the Flourine Products Division of Allied Signal Corporation from 1995 to 1997. Mr. Doyle held various finance, accounting and management positions at Pepsico, Inc. from 1986 to 1995 and at Continental Can Company, Inc. from 1978 to 1986. Mr. Doyle received his B.B.A from University of Notre Dame and his M.B.A. from New York University.

RICHARD GOODING -- EXECUTIVE VICE PRESIDENT AND GENERAL MANAGER

Mr. Gooding joined EasyLink in 2001 to oversee the business and technical transition from AT&T. During his tenure at EasyLink he served as Vice President, Operations from 2002 until assuming his new role as Executive Vice President and General Manager of the Transaction Delivery Services business unit. Prior to joining EasyLink, Mr. Gooding was involved in "b2b" Internet startups and consulting services from 1997 to 2001. From 1994 to 1996 he was President, Western Union Data Services Company. From 1991 to 1994 he held general management positions at MAI Systems Corporation. Between 1971 and 1991 Mr. Gooding held various positions of increasing responsibilities at Western Union Corporation. He received a B.S. in Mathematics and Computer Science from Clemson University in 1971.

GARY MACPHEE -- EXECUTIVE VICE PRESIDENT AND GENERAL MANAGER

Mr. MacPhee was appointed Executive Vice President and General Manager Transaction Management Services in January 2005. He also served as Vice President Technology at Easylink from September 2002 to December 2004. Prior to joining Easylink, Mr. MacPhee was Vice President Business Systems at Merant, Inc. from 1999 to August 2002. Mr. MacPhee held various positions at GE Information Services, a division of the General Electric Company, from 1983 to 1999 including Vice President Global Product Engineering, Director of R&D Internet Services and Director of R&D Consumer Online Services. Mr. MacPhee received his B.S. in Computer Science from Ohio State University and his M.S. in Computer Science from Virginia Polytechnic Institute and State University.

DAVID AMBROSIA -- EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL

Mr. Ambrosia joined EasyLink as Executive Vice President and General Counsel in May 1999. Prior to joining EasyLink, Mr. Ambrosia was engaged in the private practice of law in the field of corporate law with an emphasis on securities offerings and mergers and acquisitions. From January 1990 through June 1999, he was a partner at Winthrop, Stimson, Putnam & Roberts. From September 1982 until December 1989, he was an associate at Winthrop, Stimson, Putnam & Roberts. Mr. Ambrosia received his B.S. from the School of Industrial and Labor Relations at Cornell University, his M.B.A. from the Johnson Graduate School of Management at Cornell University and his J.D. from the Cornell Law School.

EXECUTIVE COMPENSATION

The following table and footnotes presents certain summary information concerning the compensation awarded to, earned by, or paid for services rendered to EasyLink in all capacities during the fiscal year ended December 31, 2005, by the Chief Executive Officer of EasyLink and each of the four other most highly compensated executive officers whose salary and bonus exceeded $100,000 in 2005 (collectively, the "Named Executive Officers") plus one other executive who would have been included but for the fact that he was not an executive officer on December 31, 2005.

SUMMARY COMPENSATION TABLE

				LONG-TERM COMPENSATION AWARDS	
	ANNUAL COMPENSATION				
NAME AND PRINCIPAL POSITION	YEAR	SALARY	BONUS	SECURITIES UNDERLYING OPTIONS TO PURCHASE EASYLINK CLASS A COMMON STOCK	ALL OTHER COMPENSATION
Thomas Murawski	2005	473,656	172,934(1)	—	7,000(2)
Chairman, President and	2004	457,038	258,386	45,000	$ 6,500(2)
Chief Executive Officer	2003	450,000	148,000	1,103,000	6,000(2)
George Abi Zeid (3)	2005	71,371	—	—	930,434(4)
Former President — International	2004	302,345	76,214	30,000(5)	5,617(2)
Operations	2003	257,981	26,000	47,000	5,157(2)
Michael Doyle	2005	230,585	31,493(6)	25,000	6,009(2)
Vice President and Chief Financial	2004	168,750(7)	—	155,000	4,933(2)
Officer	2003	—	—	—	—
David Ambrosia	2005	247,524	43,137(8)		6,033(4)
Executive Vice President and	2004	237,693	62,834	30,000	5,626(4)
General Counsel	2003	233,000	11,900	97,000	5,179(4)
Gary MacPhee	2005	210,283	35,504(9)	100,000	7,000(2)
Executive Vice President and	2004	194,691	51,238	30,000	6,731(2)
General Manager	2003	190,000	15,000	95,000	63,550(10)
Richard Gooding	2005	195,166	32,841(11)	50,000	6,012(2)
Executive Vice President and	2004	178,631	46,654	20,000	5,800(2)
General Manager	2003	173,000	8,800	110,000	5,355(2)

(1) Mr. Murawski's bonus payment of $172,934 in 2005 was made under the terms of the Company's 2004 Executive Incentive Plan. No bonus was payable in 2006 under the terms of the Company's 2005 Executive Incentive Plan.

(2) Represents the dollar value of the contribution to the named executive officer's account pursuant to the employer match feature of the Company's 401(k) Savings Plan. The contribution was made in shares of the Company's Class A Common Stock valued at the market price at the time of contribution.

(3) Mr. Abi Zeid's employment terminated on February 4, 2005.

(4) Includes $929,167 paid under the terms of Mr. Abi Zeid's separation agreement. Also includes $1,267, which represents the dollar value of the contribution to Mr. Abi Zeid's account pursuant to the employer match feature of the Company's 401(k) Savings Plan. The contribution was made in shares of the Company's Class A Common Stock valued at the market price at the time of contribution.

(5) All of these options were unvested, and therefor were cancelled, on the date of Mr. Abi Zeid's resignation.

(6) Mr. Doyle's bonus payment of $31,493 in 2005 was made under the terms of the Company's 2004 Executive Incentive Plan. No bonus was payable in 2006 under the terms of the Company's 2005 Executive Incentive Plan.

(7) Employment commenced on March 22, 2004.

(8) Mr. Ambrosia's bonus payment of $43,137 in 2005 was made under the terms of the Company's 2004 Executive Incentive Plan. No bonus was payable in 2006 under the terms of the Company's 2005 Executive Incentive Plan.

(9) Mr. MacPhee's bonus payment of $35,504 in 2005 was made under the terms of the Company's 2004 Executive Incentive Plan. No bonus was payable in 2006 under the terms of the Company's 2005 Executive Incentive Plan.

(10) Includes $57,550 of reimbursed relocation expenses in connection with Mr. MacPhee's start of employment. Also includes $6,000, which represents the dollar value of the contribution to Mr. MacPhee's account pursuant to the employer match feature of the Company's 401(k) Savings Plan. The contribution was made in shares of the Company's Class A Common Stock valued at the market price at the time of contribution.

(11) Mr. Gooding's bonus payment of $35,504 in 2005 was made under the terms of the Company's 2004 Executive Incentive Plan. No bonus was payable in 2006 under the terms of the Company's 2005 Executive Incentive Plan.

OPTION GRANTS IN FISCAL YEAR

The following table provides certain information regarding stock options granted to the Named Executive Officers during the year ended December 31, 2005.

	INDIVIDUAL GRANTS				POTENTIAL REALIZABLE VALUE AT ASSUMED ANNUAL RATES OF STOCK PRICE APPRECIATION FOR OPTION TERMS(1)	
	NUMBER OF SECURITIES UNDERLYING OPTIONS GRANTED(#)	PERCENT OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FISCAL YEAR (%)	EXERCISE PRICE PER SHARE	EXPIRATION DATE	5%	10%
Michael Doyle	25,000(2)	3.22%(3)	1.15	03/22/2015	$ 18,081	$ 45,820
Gary MacPhee	100,000(2)	12.87%(3)	1.06	04/25/2015	$ 66,663	$ 168,937
Richard Gooding	50,000(2)	6.44%(3)	1.06	04/25/2015	$ 33,331	$ 84,468

(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted based upon the fair market value on the date of grant. These assumptions are not intended to forecast future appreciation of EasyLink's stock price. The amounts reflected in the table may not necessarily be achieved.

(2) These options will vest and become exercisable 25% on the first anniversary of the date of grant and in equal amounts quarterly thereafter over the next three years.

(3) The percentages calculations exclude 180,000 options granted to directors.

STOCK OPTION EXERCISES AND DECEMBER 31, 2005 STOCK OPTION VALUE TABLE

The following table sets forth certain information concerning stock options exercised during 2005 by the Named Executive Officers and the number and value of specified options held by those persons at December 31, 2005. The values of unexercised in-the-money stock options at December 31, 2005 shown below are presented pursuant to SEC rules. There is no assurance that the values of unexercised in-the-money stock options reflected in this table will be realized.

NAME	SHARES ACQUIRED ON EXERCISE(#)	VALUE REALIZED ($)(1)	NUMBER OF SECURITIES UNDERLYING DECEMBER 31, 2005		VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT DECEMBER 31, 2005(2)	
			EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
Thomas Murawski	0	—	1,897,617	—	$ 37,080	—
George Abi Zeid	47,000	$ 29,140	—	—	—	—
Michael Doyle	0	—	180,000	—	—	—
David Ambrosia	0	—	238,616	—	7,920	—
Gary MacPhee	0	—	305,000	—	3,600	—
Richard Gooding	0	—	225,500	—	5,400	—

(1) Amounts disclosed in this column were calculated based on the difference between the fair market value of the Company's Class A Common Stock on the date of exercise and the exercise price of the options in accordance with regulations promulgated under the Securities Exchange Act of 1934, as amended, and do not reflect amounts actually received by the Named Executive Officers.

(2) All amounts reflected were determined using the closing price on December 30, 2005 which was $0.89 per share.

EMPLOYMENT, SEVERANCE AND OTHER ARRANGEMENTS

Under Mr. Murawski's current employment agreement, he is entitled to receive an annual base salary of $483,600. Mr. Murawski may also receive an annual bonus payment in 2007 under the Company's 2006 executive incentive plan described below. Under the plan, Mr. Murawski may receive a bonus of between 0% and 150% of his base salary, with a target bonus of 75% of base salary based upon achievement of 100% of both the revenue and EBITDA performance targets established pursuant to the plan. If EasyLink terminates Mr. Murawski's employment without cause at any time, he will be entitled to receive at his option either (i) continuation of his base salary plus his target bonus for the year in which the termination has occurred (assuming performance at the 100% level for all applicable measures) and participation in the Company's standard health insurance and 401(k) plans for 12 months after the date of termination or (ii) a lump sum equal to 12 months base salary plus his target bonus for the year in which the termination has occurred (assuming performance at the 100% level for all applicable measures). If a sale of EasyLink occurs before the termination of Mr. Murawski's employment without cause or within 3 months after a termination of his employment without cause or within 3 months after Mr. Murawski terminates his employment as a result of certain changes made in his employment by EasyLink, he is entitled to receive upon the consummation of the sale a cash payment equal to 2.5% of the fair market value of the consideration received by the holders of EasyLink's common stock pursuant to the sale. If any of the payments to Mr. Murawski would be subject to change of control excise tax payments, Mr. Murawski is entitled to receive gross-up payments which would entitle him to retain, after payment of all additional taxes on the gross-up payments, an amount equal to the amount of the excise tax. A portion of Mr. Murawski's options are also subject to acceleration of vesting upon a change of control. A "sale" of EasyLink for this purpose means a merger, consolidation or sale of EasyLink's assets in which the holders of voting securities of EasyLink immediately prior thereto hold less than 50% of the total voting power represented by the voting securities of the surviving or transferee entity outstanding immediately after the merger, consolidation or sale. Additionally, the agreement provides that after Mr. Murawski leaves the employ of EasyLink, he will not solicit certain customers of EasyLink with respect to products or services that are the same or similar to those offered to such customers by EasyLink or solicit or induce any employee of EasyLink to leave the employ of EasyLink during the one year period following his employment or disclose any of its confidential information.

George Abi Zeid's employment with the Company terminated on February 4, 2005. Under his separation agreement, the Company agreed to pay Mr. Abi Zeid $240,000 as a severance payment upon the effective date of his resignation, an aggregate of $1,960,000 in installments over three years in consideration of the non-compete and other covenants contained in the separation agreement and $75,000 of Mr. Abi Zeid's legal expenses. Late payments will bear interest at the rate of 8% per annum until paid. Mr. Abi Zeid has agreed to restrictions on the sale of his stock during the two years after his date of resignation, including a prohibition on the sale of stock to one of the Company's competitors and on sales in excess of 1 million shares during each of the first and second 12 month periods following the resignation date plus in the second 12 month period any shares not sold in the first 12 month period. Mr. Abi Zeid has reaffirmed the obligations under the non-compete covenant in his employment agreement and the applicable non-compete period has been extended from one year to two years after the date of his resignation. Mr. Abi Zeid is subject to various standstill provisions for two years after the resignation date. See "Security Ownership of Certain Beneficial Holders and Management and Related Stockholder Matters."

Under Mr. Doyle's current employment agreement, he is entitled to receive annual base salary of $237,000. Mr. Doyle may also receive an annual bonus payment in 2007 under the Company's 2006 executive incentive plan described below. Under the plan, Mr. Doyle may receive a bonus of between 0% and 60% of his base salary, with a target bonus of 30% of base salary based upon achievement of 100% of both the revenue and EBITDA performance targets established pursuant to the plan. If EasyLink or its successor terminates Mr. Doyle's employment without cause as a result of a sale of EasyLink (whether by merger, consolidation or sale of all or substantially all of its assets), Mr. Doyle will be eligible to receive a severance payment equal to six (6) months salary. Mr. Doyle's employment agreement also contains confidentiality, intellectual property and non-competition covenants.

Under Mr. Ambrosia's current employment agreement, he receives an annual base salary of $252,720 which will be reviewed each year. Mr. Ambrosia may also receive an annual bonus payment in 2007 under the Company's 2006 executive incentive plan described below. Under the plan, Mr. Ambrosia may receive a bonus of between 0% and 60% of his base salary, with a target bonus of 30% of base salary based upon achievement of 100% of both the revenue and EBITDA performance targets established pursuant to the plan. In the event that Mr. Ambrosia's position at EasyLink is eliminated, replaced or taken over by the third party in connection with an acquisition, merger or transfer of a majority interest in EasyLink, Mr. Ambrosia will be entitled to a severance package comprised of (a) six months base salary, (b) annual bonus pro rated for the portion of the year worked and (c) immediate vesting of 50% of his remaining unvested options. Additionally, Mr. Ambrosia's employment agreement provides that after he leaves our employ, he will not work for a competitor during the two year period following his employment or disclose any confidential information.

Under Mr. MacPhee's current employment agreement, he is entitled to receive annual base salary of $213,500. Mr. MacPhee may also receive an annual bonus payment in 2007 under the Company's 2006 executive incentive plan described below. Under the plan, Mr. MacPhee may receive a bonus of between 0% and 100% of his base salary, with a target bonus of 50% of base salary based upon achievement of 100% of both the revenue and EBITDA performance targets established pursuant to the plan. If EasyLink or its successor terminates Mr. MacPhee's employment without cause as a result of a sale of EasyLink (whether by merger, consolidation or sale of all or substantially all of its assets), Mr. MacPhee will be eligible to receive a severance payment equal to six (6) months salary. Mr. MacPhee's employment agreement also contains confidentiality, intellectual property and non-competition covenants. Additionally, Mr. MacPhee's employment agreement provides that after he leaves our employ, he will not work for a competitor during the two year period following his employment or disclose any confidential information.

Under Mr. Gooding's current employment agreement, he is entitled to receive annual base salary of $198,250. Mr. Gooding may also receive an annual bonus payment in 2007 under the Company's 2006 executive incentive plan described below. Under the plan, Mr. Gooding may receive a bonus of between 0% and 100% of his base salary, with a target bonus of 50% of base salary based upon achievement of 100% of both the revenue and EBITDA performance targets established pursuant to the plan. Additionally, Mr. Gooding's employment agreement provides that after he leaves our employ, he will not work for a competitor during the two year period following his employment or disclose any confidential information.

2006 EXECUTIVE INCENTIVE PLAN

The Company's 2006 executive incentive compensation is based on achieving specified revenue and EBITDA objectives. Officers and key management employees are eligible to participate upon the recommendation of the Chief Executive Officer and the approval of the Compensation Committee of the Board of Directors. Under the plan, a target award based on percentage of base salary has been established for each participant, which varies from 10% to 75% of base salary for the participant. The total pool for all executives at target is approximately $1.4 million for 2006. The participant may receive a bonus from 0% to 200% of the target award based upon the actual level of under-achievement and/or over-achievement of the revenue and EBITDA performance objectives.

Bonus payments under the plan will be paid first using shares of the Company's Class A common stock available under the Company's 2005 Stock and Incentive Plan (the "2005 Stock and Incentive Plan"). The bonus pool will be funded with up to 800,000 shares from the 2005 Stock and Incentive Plan. If the value of the shares as determined in accordance with the plan is not adequate to satisfy the bonus in full, then cash may be used to make up the remaining portion of the bonus payment to the extent that EBITDA does not fall below a specified amount as a result of the payment in cash of the remaining portion. Any remaining balance will be forfeited. All bonus payments will be paid net of applicable withholding taxes which will be withheld first from the cash portion of the bonus and second from the stock portion of the bonus. The value of the shares issued in payment of the bonus (including the amount of any cash used to pay withholding taxes in respect of a bonus paid in stock) is not treated as an expense item in the EBITDA calculation for this purpose.

The Compensation Committee retains full authority to approve final amounts, which may be higher or lower than plan results. The Compensation Committee may also approve the use of individual objectives as part of a participant's performance criteria under the Plan. For 2006, the Compensation Committee has determined that the absence of a going concern qualification in the report of the Company's independent registered public accounting firm on the Company's 2006 annual financial statements is an individual objective for certain executives and is a consideration in the determination of their 2006 bonus.

If there occurs a significant beneficial or adverse change in economic conditions, the indications of growth or recession in the Company's business segments, the nature of the operations of the Company, or applicable laws, regulations or accounting practices, or other unanticipated matters which, in the Company's judgment, have a substantial positive or negative effect on the performance of the Company, the Compensation Committee may modify or revise the performance objectives. These significant changes might, for example, result from acquisitions or dispositions of assets or mergers.

Employees terminating prior to the payout date are not eligible for payment of an award unless termination is due to retirement or economic reduction in force.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of EasyLink is responsible for administering its executive compensation policies and equity compensation plans.

COMPENSATION PHILOSOPHY

Compensation to executive officers is designed to attract and retain outstanding executive talent, to motivate and reward their performance in support of our strategic, financial and operating objectives. EasyLink has designed compensation programs to create a direct relationship between the level of compensation paid to executives and EasyLink's current and long-term level of performance. The components of these programs are base salary, short-term compensation in annual bonuses and long-term incentive compensation in the form of stock options or other stock-based awards.

BASE SALARIES

The base salaries for our executive officers are determined annually by reviewing the competitive pay practices of companies engaged in businesses similar to ours and the responsibilities of each executive officer. The salaries were established to attract and retain the leadership and skill necessary to build long-term shareholder value. During 2005, base salary increases were awarded based on an analysis of regional salary data.

SHORT-TERM ANNUAL BONUSES

Annual bonuses for executive officers are intended to provide an incentive for achieving short-term financial and certain performance objectives. These goals and objectives are established after review of the annual budget and an evaluation of the critical factors related to the performance of the management team. Bonuses under the 2006 executive incentive plan will be paid in shares of the Company's Class A common stock and, subject to specified limitations, cash. The bonus is also conditioned on not having been terminated for cause and not having resigned prior to the date of payment. Executives received a bonus payment in 2005 based upon achieving certain specified revenue and/or net income goals under the Company's 2004 Executive Incentive Plan. No bonus was paid in 2006 under the 2005 Executive Incentive Plan because the minimum revenue and EBITDA goals were not achieved.

LONG-TERM INCENTIVE COMPENSATION

The EasyLink stock and option plans provide long-term incentives for executive officers and other key employees. The Compensation Committee believes that a significant portion of executive compensation should create a direct link between executive compensation and increases in stockholder value. Stock options are granted at fair market value and vest in installments, generally over a period of up to four years. In selecting recipients for option grants, the Committee considers the executive's current contribution to Company performance, the anticipated contribution to meeting EasyLink's long-term strategic performance goals, and industry practices and norms. Long term incentives granted in prior years and existing levels of stock ownership are also taken into consideration. During 2005, three executives were awarded options to purchase an aggregate of 175,000 shares of Class A common stock at an exercise price equal to the fair market value on the date of grant. See "Option Grants in Fiscal Year" for options granted to the named executive officers.

CHIEF EXECUTIVE OFFICER COMPENSATION

During 2005, Mr. Murawski received total base salary of $473,656 and a bonus of $172,934. Mr. Murawski's current base salary is $483,600 representing a $18,600 increase over his prior base salary. Mr. Murawski will not receive a bonus during 2006 for 2005 performance.

Mr. Murawski's 2005 bonus was based on achieving budgeted 2004 revenue and net income goals and was conditioned on not being terminated for cause or having resigned prior to the date of payment in 2005. The Company exceeded its 2004 net income goals, but failed to achieve its 2004 revenue goals. Accordingly, the bonus paid in 2005 for 2004 performance did not include a revenue component.

In addition to evaluating Mr. Murawski's base and incentive compensation by the same factors applied to EasyLink's other executives, the Compensation Committee takes into consideration other aspects of the Company's health and development. Critical among these for the past several years has been the elimination of large amounts of debt from the Company's balance sheet. By 2004, Mr. Murawski had overseen the successful elimination of substantially all of the Company's outstanding debt and in the fourth quarter of 2004 the negotiation of a new $15 million credit facility. Further, Mr. Murawski has successfully carried out the Company's strategy of divesting various components of its business, including the MailWatch service line in July 2004 and the Company's portfolio of Internet domain names. During 2005, Mr. Murawski oversaw the acquisition of Quickstream Software, Inc. and the reorganization of the Company's Transaction Management and Transaction Delivery service lines and the Company's International operations.

The Compensation Committee has reviewed the various components of Mr. Murawski's compensation package as set forth in his employment agreement, the executive incentive plan and the Company's benefit plans, including base salary, bonus, stock options, severance, change in control, 401(k) savings plan, and health and other benefits. The Committee determined that Mr. Murawski's compensation was reasonable and not excessive. Furthermore, the Committee compared the compensation package of Mr. Murawski with the compensation package of the Company's other executives and determined the relative differences to be within an appropriate range.

The Compensation Committee expects that Mr. Murawski's future performance will be judged not only by the specific goals and objectives of an annual Executive Incentive Plan but also by the general progress of the Company's business and its ability to grow and prosper in an intensely competitive market.

The Compensation Committee will evaluate EasyLink's compensation policies on an ongoing basis to determine whether they enable it to attract, retain and motivate key personnel. To meet these objectives, EasyLink may from time to time increase salaries, award additional stock options or other stock-based compensation or provide other short-and long-term incentive compensation to executive officers, including Mr. Murawski.

Submitted by the Compensation Committee of the Board of Directors

George Knapp
Robert Casale
Peter Holzer

AUDIT COMMITTEE REPORT

The following is the report of the Audit Committee of the Board of Directors. The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 31, 2005 with management. In addition, the Audit Committee has discussed with Grant Thornton LLP, the Company's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committee). The audit committee also has received the written disclosures and the letter from Grant Thornton LLP as required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and the Audit Committee has discussed the independence of Grant Thornton LLP with that firm.

Based on the Audit Committee's review of the matters noted above and its discussions with the Company's independent registered public accounting firm and the Company's management, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005.

Submitted by the Audit Committee of the
Board of Directors

George Knapp
John Petrillo
Dennis Raney
Eric Zahler

PROPOSAL NO. 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Grant Thornton LLP served as the independent registered public accounting firm for the Company and its subsidiary corporations for the fiscal year ending December 31, 2005 and has been appointed by the Board to continue as the Company's independent registered public accounting firm for the year ending December 31, 2006. Representatives of Grant Thornton LLP are expected to attend the meeting and will have an opportunity to make a statement and/or respond to appropriate questions from stockholders.

CHANGE IN PRINCIPAL ACCOUNTANT DURING 2005

KPMG LLP was previously the principal independent registered public accounting firm for the Company. On June 8, 2005, that firm resigned. The Company's Audit Committee selected Grant Thornton LLP as its new principal independent registered public accounting firm to replace KPMG LLP.

During the Company's two fiscal years ended December 31, 2004, and the subsequent interim period through June 8, 2005, (i) there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG's satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its report and (ii) there were no "reportable events" as described in Item 304(a)(1)(v) of Regulation S-K.

The audit reports of KPMG LLP on the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2004 and 2003, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that KPMG LLP's report on the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2004 and 2003 contained a separate paragraph stating that "the Company has a working capital deficiency and an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty."

On August 2, 2005, the Company engaged Grant Thornton LLP as EasyLink's independent registered public accounting firm for the year ending December 31, 2005. The decision to engage Grant Thornton was made by EasyLink's Audit Committee. During the past two years and the subsequent interim period, EasyLink has not (and no one on its behalf has) consulted with Grant Thornton on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant's financial statements, or any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or reportable event as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K.

FEES PAID TO THE INDEPENDENT AUDITOR

Set forth below is an analysis of the fees billed for professional services rendered by the Company's principal independent auditors, KPMG LLP and Grant Thornton, LLP, for the fiscal years ending December 31, 2004 and December 31, 2005, respectively.

Audit Fees

Audit Fees are those fees billed in connection with the audit and review of our financial statements, including services related thereto such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC. The aggregate amount of Audit Fees for each of the last two fiscal years were $1,119,000 in 2005 and $863,000 in 2004. The 2005 amount includes $857,000 paid to Grant Thornton and $262,000 paid to KPMG. All of the fees for 2004 were paid to KPMG.

In addition, Grant Thornton has advised the Company that it will submit an additional invoice for fees relating to its audit of the Company's 2005 financial statements.

The KPMG fees were for (i) their review of the Company's financial statements for the quarter ended March 31, 2005; (ii) their audit/review of the Company's restatement of its financial statements for the year ended December 31, 2004, for each quarter of 2004 and for the quarter ended March 31, 2005; and (iii) their procedures to consent to the inclusion of their report on the Company's 2003 and 2004 financial statements in the Company's annual report on Form 10-K for 2005.

Audit Related Fees

Audit-related fees are assurance and related services that are reasonably related to the performance of the audit of our financial statements. More specifically, these services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. During 2005 and 2004, neither KPMG LLP nor Grant Thornton LLP provided the Company with any assurance and related services.

Tax Fees

The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning services for each of the last two fiscal years were $199,000 paid to Grant Thornton LLP and $30,000 paid to KPMG in 2005 and $220,000 paid to KPMG in 2004.

All Other Fees

No other fees were billed for professional services rendered by KPMG LLP or Grant Thornton LLP during the last two fiscal years, except as described below.

Prior to the appointment of Grant Thornton LLP, Grant Thornton International member firms performed bookkeeping and payroll services for EasyLink's entities in France, Germany and Korea. These member firms are considered affiliates of Grant Thornton LLP. Grant Thornton provided no audit, audit-related or non-audit services to EasyLink or any of its subsidiaries or other affiliates prior to its appointment. The fees paid to these member firms for these services were de minimus. The Company terminated the services of the Grant Thornton International member firms effective July 26, 2005. Prior to the appointment of Grant Thornton as its independent registered public accounting firm, EasyLink consulted with the staff of the SEC's Office of the Chief Accountant concerning these services and the auditor selection process. After such consultation, EasyLink's Audit Committee and its management have concluded that Grant Thornton LLP's independence is not impaired by the involvement of its affiliates with these services.

The Audit Committee has not adopted pre-approval policies and procedures for the engagement of the independent registered public accounting firm for audit and non-audit services. All of the fees described above for tax-related services were in connection with engagements approved by the Audit Committee.

APPROVAL REQUIRED

The affirmative vote of the holders of a majority of the votes of the shares of Class A Common Stock and Class B Common Stock, voting together as a single class, present in person or represented by proxy at the meeting and entitled to vote thereon is required for the approval of this proposal.

RECOMMENDATION OF THE BOARD

The Board of Directors recommends a vote "FOR" the ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the year 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

COMMON STOCK FINANCING

On April 13, 2006, the Company entered into a common stock purchase agreement and a registration rights agreement with existing stockholders of the Company (including Federal Partners, L.P., Lawrence Auriana and other individual investors) and members of EasyLink's board of directors and management. Under the common stock purchase agreement, the Company raised an aggregate of approximately $5.4 million in exchange for the issuance of approximately 9 million shares of its Class A common stock. Of the total $5.4 million, approximately $4.9 million was raised from non-management investors and approximately $0.5 million from EasyLink Board members and key members of EasyLink senior management. Purchases by non-management investors were at $0.60 per share, while purchases by the EasyLink Board members and senior management were at $0.62, which is equal to the most recent closing bid price prior to the execution and delivery of the agreement. The common stock purchase agreement contained a condition to closing that members of the Company's board of directors and management commit to purchase at least $500,000 of Class A common stock under the agreement at a price not less than the most recent closing bid price.

Under the Registration Rights Agreement, the Company has agreed to prepare and file on or before December 31, 2006 a registration statement covering the resale of the shares of Class A common stock issued in the financing.

Federal Partners, LP purchased approximately 4.1 million shares in the financing, raising its ownership to approximately 9.5 million shares or 17.5% of the Company's total shares outstanding.

Lawrence Auriana also purchased 2.5 million shares under the common stock purchase agreement, raising his ownership to approximately 9.4% of the Company's total shares outstanding.

Members of EasyLink's board of directors, named executive officers and other members of management purchased shares in the financing as described in the table below:

Name	Title	Purchase Price	Number of Shares
Robert Casale	Director	$ 20,000	32,258
Peter Holzer	Director	$ 100,000	161,290
George Knapp	Director	$ 25,000	40,323
John Petrillo	Director	$ 50,000	80,645
Eric Zahler	Director	$ 62,000	100,000
Thomas Murawski	Chairman, President and Chief Executive Officer; Director	$ 100,000	161,290
Michael Doyle	Vice President and Chief Financial Officer	$ 32,500	52,419
David Ambrosia	Executive Vice President and General Counsel	$ 15,000	24,194
Gary MacPhee	Executive Vice President and General Manger, TMS	$ 10,000	16,129
Richard Gooding	Executive Vice President and General Manger, TMS	$ 5,000	8,065
Other management Members		$ 105,000	169,355
Total		$ 524,500.00	845,968

Stephen Duff was appointed as a director of the Company on April 13, 2006. Mr. Duff is Chief Investment Officer of The Clark Estates, Inc. and is Treasurer of the general partner of, and a limited partner of, Federal Partners, L.P. Federal Partners and accounts for which The Clark Estates, Inc. provides management and administrative services are the beneficial holders of shares of Class A common stock of the Company. In connection with a senior convertible notes financing completed on January 8, 2001, we granted to Federal Partners the right to designate one director to our Board of Directors so long as Federal Partners and other persons associated with it owns at least 300,000 shares of Class A common stock. Federal Partners designated Stephen Duff in connection with the common stock financing described above and he was appointed to our Board on April 13, 2006. Through his limited partnership interest in Federal Partners, Mr. Duff has an indirect interest in 15,326 of the shares of Class A common stock held by Federal Partners.

SWIFT TELECOMMUNICATIONS, INC.

The Company acquired Swift Telecommunications, Inc. on February 23, 2001. George Abi Zeid was the sole shareholder of Swift Telecommunications, Inc ("STI"). In connection with the acquisition, Mr. Abi Zeid was elected to the Board of Directors of the Company and was appointed President - International Operations.

George Abi Zeid's employment with the Company terminated on February 4, 2005. Under his separation agreement, the Company agreed to pay Mr. Abi Zeid $240,000 as a severance payment upon the effective date of his resignation, an aggregate of $1,960,000 in installments over three years in consideration of the non-compete and other covenants contained in the separation agreement and $75,000 of Mr. Abi Zeid's legal expenses. Late payments will bear interest at the rate of 8% per annum until paid. Mr. Abi Zeid has agreed to restrictions on the sale of his stock during the two years after his date of resignation, including a prohibition on the sale of stock to one of the Company's competitors and on sales in excess of 1 million shares during each of the first and second 12 month periods following the resignation date plus in the second 12 month period any shares not sold in the first 12 month period. Mr. Abi Zeid has reaffirmed the obligations under the non-compete covenant in his employment agreement and the applicable non-compete period has been extended from one year to two years after the date of his resignation. Mr. Abi Zeid is subject to various standstill provisions for two years after the resignation date. See "Security Ownership of Certain Beneficial Holders and Management and Related Stockholder Matters."

Mr. Abi Zeid had previously agreed to contribute to the Company shares of Class A common stock issuable to him in connection with the acquisition of STI in 2001 and the November 2001 debt restructuring in order to permit the grant of shares to employees or consultants. Subsequent to the 2001 debt restructuring, an aggregate of 205,425 shares of Class A common stock were issued to former employees and consultants in settlement of commitments made by Mr. Abi Zeid. In connection with the acquisition of STI in 2001, we had entered into a conditional commitment to acquire Telecom International, Inc. ("TII"). TII was an affiliate of STI prior to the acquisition of STI by us. Mr. Abi Zeid was a principal beneficial shareholder of TII. In November 2001, the parties agreed to terminate the TII commitment. In consideration of the termination of the commitment, EasyLink purchased certain assets of TII and agreed, among other things, to issue up to 20,000 shares of Class A common stock to TII. EasyLink settled the foregoing mutual share commitments in 2005 by reducing the amount of shares issuable to Mr. Abi Zeid in satisfaction of commitments made to him pursuant to the STI acquisition and the 2001 debt restructuring by 205,425 shares and by issuing 20,000 shares to TII.

STOCK PERFORMANCE GRAPH

Set forth below is a graph comparing the percentage change in the cumulative stockholder return on our Class A common stock from December 31, 2000 (the date of the initial public offering) to the last day of our last completed fiscal year. The cumulative stockholder return is measured by dividing:

- o the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between our share price as of the end of the measurement period and the price at the beginning of the measurement period, by
- o the share price at the beginning of the measurement period.

The cumulative total return on our Class A common stock is compared with the Nasdaq Stock Market (U.S.) Index and a self-determined peer group (the "Peer Group").

CUMULATIVE TOTAL RETURN* FROM DECEMBER 31, 2000 TO DECEMBER 31, 2005
OF EASYLINK CLASS A COMMON STOCK,
THE NASDAQ STOCK MARKET (U.S.) INDEX AND PEER GROUP



120
100
80
60
40
20
0
12/1/00
12/1/01
12/1/02
12/1/03
12/1/04
12/1/05
EASYLINK SERVICES CORPORATION
PEER GROUP
NASDAQ MARKET INDEX

Date	EasyLink Services Corporation	Peer Group	NASDAQ Market Index
12/31/2000	100.00	100.00	100.00
12/31/2001	68.15	32.89	78.95
12/31/2002	8.90	18.92	54.06
12/31/2003	20.72	43.95	81.09
12/31/2004	20.03	51.86	88.06
12/31/2005	12.38	61.48	89.27

The Peer Group included the following companies: Descartes Systems Group, Internet Commerce Corporation, J2 Global Communications, Captiva Software Corporation (through December 31, 2004), Premiere Global Services, Inc., and Tumbleweed Communications.

*ASSUMES $100 INVESTED ON DECEMBER 31, 2000 IN STOCK OR INDEX, INCLUDING REINVESTMENT OF DIVIDENDS.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Proposals of stockholders of EasyLink which are intended to be presented by such stockholders at EasyLink's 2006 Annual Meeting of Stockholders must be received by EasyLink no later than January 7, 2007 to be included in the proxy statement and form of proxy relating to that meeting. The deadline for submitting a stockholder's proposal that will not be included in the proxy statement and form of proxy for EasyLink's 2007 Annual Meeting of Stockholders but nonetheless will be eligible for consideration is not earlier than 120 days and not later than 90 days prior to June 20, 2007. If the date of the 2007 annual meeting is more than thirty (30) days before or more than seventy (70) days after June 20, 2007, notice by the stockholder must be delivered not earlier than 120 days prior to the actual date of the annual meeting and not later than 90 days prior to such date or 10 days following the day on which public announcement of 2006 annual meeting date is first made by the Corporation. Notice of a stockholder's intent to nominate candidates for election as directors must be submitted within the deadline for submission of stockholder proposals. Stockholder proposals or notices of intent to nominate candidates for election as directors should be submitted to EasyLink Services Corporation, 33 Knightsbridge Road, Piscataway, NJ 08854, Attention: General Counsel and Corporate Secretary.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires EasyLink's directors, executive officers and persons who own more than 10% of EasyLink's Class A common stock (collectively, "Reporting Persons") to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and changes in ownership of EasyLink's Class A common stock. Reporting Persons are required by SEC regulations to furnish EasyLink with copies of all Section 16(a) reports they file. To EasyLink's knowledge and except as set forth below, based solely on its review of the copies of such reports received or written representations from certain Reporting Persons that no other reports were required, EasyLink believes that during 2005 all Reporting Persons complied with all applicable filing requirements. Douglas Myers, former Vice President – Sales of the Company, exercised options and sold the underlying shares in a series of transactions during the period from March 21, 2005 through March 24, 2005, but failed to file the required reports of such transactions on Form 4 until April 1, 2005.

FORM 10-K

Shareholders entitled to vote at the Annual Meeting may obtain for no charge a copy of the Company's Annual Report on Form 10-K, as amended and without exhibits, for the year ended December 31, 2005, upon written request to Investor Relations, EasyLink Services Corporation, 33 Knightsbridge Road, Piscataway, NJ 08854.

OTHER MATTERS

The Board knows of no other business that will be presented to the Annual Meeting. If any other business is properly brought before the Annual Meeting, proxies in the enclosed form will be voted in respect thereof as the proxy holders deem advisable.

It is important that the proxies be returned promptly and that your shares be represented. Stockholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope.

By Order of the Board of Directors,

DAVID W. AMBROSIA
Executive Vice President,
General Counsel and Secretary

EASYLINK SERVICES CORPORATION EMPLOYEE STOCK PURCHASE PLAN

1. PURPOSE

The purpose of the EasyLink Services Corporation Employee Stock Purchase Plan (the "Plan") is to promote the interests of EasyLink Services Corporation (the "Company") by providing eligible employees with the opportunity to acquire a proprietary interest in the Company through participation in a payroll deduction-based employee stock purchase plan designed to qualify under Section 423 of the Internal Revenue Code of 1986, as amended.

2. DEFINITIONS

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "Board" shall mean the Board of Directors of the Company.

(b) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(c) "Committee" shall mean the committee described in Section 14.

(d) "Company" shall mean EasyLink Services Corporation, a Delaware corporation, and any successor corporation.

(e) "Eligible Employee" shall mean an individual meeting the eligibility requirements of Section 4.

(f) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(g) "Fair Market Value" means, as of any date, the value of Stock or other property determined as follows:

(i) If the Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the time of determination, as reported in *The Wall Street Journal* or such other source as the Committee deems reliable;

(ii) If the Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Stock on the last market trading day prior to the day of determination; or

(iii) In the absence of an established market for the Stock, or if Fair Market Value is in reference to property other than Stock, the Fair Market Value thereof shall be determined in good faith by the Committee.

(h) "Participant" shall mean an Eligible Employee who has enrolled and is participating in the Plan in accordance with Section 7.

(i) "Plan" shall mean this EasyLink Services Corporation Employee Stock Purchase Plan, as amended from time to time.

(j) "Purchase Account" shall mean the recordkeeping account used to account for a Participant's authorized payroll deductions during a Purchase Period, as described in Section 7(A).

(k) "Purchase Period" shall have the meaning given such term in Section 6.

(l) "Purchase Price" shall have the meaning given such term in Section 7(B).

(m) "Stock" shall mean shares of Class A common stock, $.01 par value, of the Company or such other securities or property as may become subject to purchase under this Plan pursuant to an adjustment made under Section 13.

(n) "Subsidiary" shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns more than 50% of the total combined voting power of all classes of stock in one of the other corporations in such chain.

3. EFFECTIVE DATE AND TERM OF THE PLAN

The Plan shall become effective as of July 1, 2006, provided that the Plan is approved by the stockholders of the Company within one year before or after its adoption by the Board. The Plan shall terminate on the earliest of:

(A) July 1, 2016; or

(B) the date when all shares of Stock reserved for issuance under Section 5 of the Plan shall have been acquired by purchase under the Plan; or

(C) such earlier date as the Board may determine.

Such termination shall not impair any rights that under the Plan have vested on or prior to the date of such termination. If, at any time, the number of shares remaining available for purchase under the Plan are not sufficient to satisfy all then-outstanding purchase rights, the Board may determine an equitable basis of apportioning available shares among all Participants.

4. ELIGIBILITY

Participation in the Plan shall be open to each employee of the Company or of any Subsidiary authorized by the Board or the Compensation Committee to participate in this Plan (i) who has been continuously employed by the Company or applicable subsidiary for at least 3 months, (ii) whose customary employment by the Company or applicable Subsidiary is greater than 20 hours per week and (iii) whose customary employment by the Company or applicable Subsidiary is more than 5 months per calendar year (each an "Eligible Employee"). Individuals who are not Eligible Employees as of the first day of a Purchase Period (as defined in Section 6) shall not accrue rights under the Plan to purchase Class A Common Stock during such Purchase Period.

Notwithstanding anything contained in the Plan to the contrary, no Eligible Employee shall acquire a right to purchase Stock hereunder (i) if, immediately after receiving such right, such employee would own 5% or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary (including any stock attributable to such employee under Section 424(d) of the Code), or (ii) if, for a given calendar year, such right would permit such employee's aggregate rights to purchase stock under all employee stock purchase plans of the Company and its Subsidiaries that first become exercisable during such calendar year to accrue at a rate that exceeds $25,000 of Fair Market Value of such stock, all determined in the manner provided by Section 423(b) of the Code.

5. STOCK SUBJECT TO THE PLAN

The aggregate number of shares of Stock issuable under the Plan shall be two million (2,000,000) or the number and kinds of shares of capital stock or other securities substituted for such shares of the Stock as provided in Section 13. The aggregate number of shares of Stock issuable under the Plan may be set aside out of the authorized but unissued shares of Stock not reserved for any other purpose, or out of shares of Stock held in or acquired for the treasury of the Company. Any increase in the number of shares of Stock issuable under the Plan shall be subject to approval by a vote of the stockholders of the Company.

6. PURCHASE PERIODS

The Committee shall specify the commencement and duration of the periods during which the Participant's payroll deductions shall be accumulated and applied towards the purchase of shares of Stock (the "Purchase Periods"). In the absence of a contrary designation by the Committee, each Purchase Period shall be a period of six calendar months beginning on the first day of January (January 1) and the first day of July (July 1) commencing on the effective date of the Plan.

7. BASIS OF PARTICIPATION

(A) PAYROLL DEDUCTIONS. Each Eligible Employee shall be entitled to enroll in the Plan as of the first day of any Purchase Period that begins after such employee has become an Eligible Employee.

An Eligible Employee may enroll in the Plan by submitting a payroll deduction authorization (the "Authorization") in the manner prescribed by the Committee to the Company or its designated agent. The Authorization shall become effective on the first day of the Purchase Period following the submission of such Authorization, with respect to payroll periods beginning on or after such date. Each Authorization shall direct that payroll deductions be made by the Company or applicable Subsidiary for each payroll period during which the employee is a Participant in the Plan. The amount of payroll deduction specified in an Authorization shall be a whole percentage (or a whole dollar amount, if permitted by the Committee), of the

Participant's current base salary or wages before withholding or other deductions. The Committee may impose such restrictions on the amount of such payroll deductions as it deems appropriate. In the absence of a contrary designation by the Committee, a Participant's payroll deductions for this Plan shall not exceed 10% of his base salary or wages.

After a Purchase Period has commenced, a Participant may decrease the rate of his payroll deductions by submitting to Company or its designated agent a change of status notice in the manner prescribed by the Committee (the "Change of Status Notice"). The decrease in rate shall be effective with the first full payroll period commencing ten (10) business days after the receipt of the Change of Status Notice by the Company or its designated agent (unless the Company or its agent, as applicable, elects to process a given change in participation rate more quickly). A Participant may not increase the rate of his payroll deductions for a Purchase Period after such Purchase Period has commenced.

A Participant may increase or decrease the rate of his payroll deductions for a future Purchase Period by submitting to the Company or its designated agent a Change of Status Notice within ten (10) business days (unless the Company or its agent, as applicable, elects to process a given change in participation rate more quickly) before the commencement of such Purchase Period.

A Participant may not make any contributions to the Plan other than through payroll deductions. The Company or its designated agent shall separately account for the payroll deductions made on behalf of each Participant during each Purchase Period, crediting each Participant's payroll deductions to a separate bookkeeping account (the "Purchase Account"). At the end of each Purchase Period, the amount in each Participant's Purchase Account shall be applied to the purchase from the Company of the number of shares of Stock determined by dividing the amount in the Purchase Account by the Purchase Price (as defined in Section 7(B)) for such Purchase Period. No interest shall accrue at any time for any amount credited to the Purchase Account of a Participant.

(B) PURCHASE PRICE. The purchase price (the "Purchase Price") per share of Stock for any Purchase Period shall be the price set by the Committee, but in no event shall be less than the lesser of 85% of the Fair Market Value of a share of Stock as of the first day of such Purchase Period and 85% of the Fair Market Value of a share of Stock as of the last day of such Purchase Period.

8. TERMINATION OF PARTICIPATION

A Participant may elect at any time to terminate his participation in the Plan by submitting a Change of Status Notice to the Company or its designated agent. In order for such election to be effective prior to the purchase of shares for which the Participant has previously authorized payroll deductions, the Change in Status Notice must be received by the Company or its designated agent prior to the last business day of the Purchase Period for which such termination is to be effective. Upon any such termination, the Company shall promptly deliver to such Participant cash in an amount equal to the balance to his credit in his Purchase Account on the date of such termination, one or more certificates for the number of any full shares of Stock previously purchased and held for his benefit, and the cash equivalent for any fractional share so held. Such cash equivalent shall be determined by multiplying the fractional share by the Fair Market Value of a share of Stock as of the last day of the Purchase Period immediately preceding such termination.

If the Participant dies, terminates his employment with the Company or applicable Subsidiary for any reason, or otherwise ceases to be an Eligible Employee, his participation in the Plan shall immediately terminate. Upon such terminating event, cash in an amount equal to the balance to his credit in his Purchase Account on the date of such termination, one or more certificates for the number of any full shares of Stock previously purchased and held for his benefit, and the cash equivalent for any fractional share so held, determined as provided in this Section 8, shall be delivered promptly to such Participant or his legal representative, as the case may be.

9. STOCKHOLDER RIGHTS

A Participant shall have no stockholder rights with respect to the shares subject to his outstanding purchase right until the shares are purchased on the Participant's behalf in accordance with the provisions of the Plan and the Participant has become a holder of record of the purchased shares.

10. NON-TRANSFERABILITY

Rights acquired under the Plan are not transferable and may be exercised only by a Participant.

11. ISSUANCE OF SHARES

The shares of Stock purchased by each Participant shall be considered to be issued and outstanding to his credit as of the close of business on the last day of each Purchase Period. The total number of shares of Stock purchased by all Participants during each Purchase Period shall be issued, as of the last day in such Purchase Period, to a nominee or agent for the benefit of the Participants. A Participant shall be issued a certificate for his shares when his participation in the Plan is terminated, the Plan is terminated or upon request, but in the last case only in denominations of at least 25 shares.

12. DISPOSITION OF STOCK

A Participant may not sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, pledge or otherwise transfer or dispose of any interest in the shares of Stock acquired under this Plan during the 180-day period following the close of the Purchase Period during which such Stock was purchased by the Participant unless approved by the Committee.

13. ADJUSTMENT FOR CHANGES IN THE STOCK

In the event the shares of Stock, as presently constituted, shall be changed into or exchanged for a different number or kind of shares or other securities of the Company or any other person (whether by reason of merger, consolidation, recapitalization, reclassification, split, reverse split, combination of shares or otherwise), then, effective with the record date for such change, the maximum number of shares of Stock or other securities that thereafter may be purchased under the Plan and the maximum number of shares of Stock or other securities that thereafter may be purchased during any Purchase Period shall be (i) the maximum number of shares of Stock which, immediately prior to such record date, remained available for purchase under the Plan and the Purchase Period, proportionately increased in the case of such stock dividend or split-up, or proportionately decreased in case of such combination of shares or (ii) appropriately adjusted as determined by the Committee. The Committee can also make any equitable adjustments it deems appropriate to the Purchase Price and any other terms of outstanding rights to purchase shares under the Plan as of the time of such change.

14. ADMINISTRATION

(A) The Plan shall be administered by the Compensation Committee or such other committee as may be designated by the Board (the "Committee"). The Committee shall consist of at least two directors and may consist of the entire Board. The Committee shall have full authority to (i) adopt, amend and rescind rules and regulations for the administration of the Plan and for its own acts and proceedings, and (ii) to decide all questions and settle all controversies and disputes of general applicability that may arise in connection with the Plan. All decisions, determinations and interpretations made by the Committee shall be final and binding upon all persons.

(B) No member of the Board or Committee shall be personally liable for monetary damages for any action taken or any failure to take any action in connection with the administration of the Plan unless such action or failure to take action constitutes self-dealing, willful misconduct or recklessness; provided, however, that the provisions of this subsection shall not apply to the responsibility or liability of a director pursuant to any criminal statute or to the liability of a director for the payment of taxes pursuant to local, state or federal law.

(C) Each member of the Board or Committee shall be entitled without further act on his part to indemnity from the Company to the fullest extent provided by applicable law and the Company's Certificate of Incorporation or Bylaws in connection with or arising out of any action, suit or proceeding with respect to the administration of the Plan in which he or she may be involved by reason of being or having been a member of the Board or Committee at the time of the action, suit or proceeding.

15. AMENDMENT OF THE PLAN

The Board may amend the Plan at any time and may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent deemed desirable to carry out the Plan without action on the part of the stockholders of the Company; provided, however, except as provided in Section 13 and this Section 15, stockholder approval shall be required for any amendment that increases the number of shares of Stock available for issuance under the Plan. Notwithstanding the foregoing, no amendment shall (i) materially adversely affect any purchase rights outstanding under the Plan during the Purchase Period in which such amendment is to be effected, or (ii) decrease the Purchase Price of the shares of Stock for any Purchase Period below the lesser of 85% of the Fair Market Value thereof as of the first day of such Purchase Period and 85% of such Fair Market Value as of the last day of such Purchase Period.

16. APPLICATION OF FUNDS

The proceeds received by the Company from the sale of Stock pursuant to this Plan will be used for general corporate purposes.

17. PLAN NOT A CONTRACT OF EMPLOYMENT

This Plan is not a contract of employment, and the terms of employment of any individual shall not be affected in any way by the Plan or related instruments except as specifically provided therein. The establishment of the Plan shall not be construed as conferring any legal rights upon any individual for a continuance of employment, nor shall it interfere with the right of the Company (or its Subsidiary, if applicable) to discharge the individual.

18. EXPENSE OF THE PLAN

All of the expenses of administering the Plan shall be paid by the Company.

19. GOVERNING LAW

Except to the extent preempted by federal law, this Plan shall be construed and enforced in accordance with, and governed by, the laws of the State of Delaware.

2005 Annual Report Table of Contents

* See "Change in Principal Accountant during 2005" under "Proposal 4 – Ratification of Appointment of Independent Auditors" contained in the Proxy Statement portion of this combined report.

Five Year Summary of Selected Financial Data (in thousands, except per share and employee data)

	2005	2004	2003	2002	2001
Consolidated Statement of Operations Data for the Year Ended December 31,					
Revenues	$ 78,659	$ 91,840	$ 101,347	$ 114,354	$ 123,929
Total cost of revenues and operating expenses (a)	80,701	82,754	102,264	201,287	296,170
Income (loss) from operations	(2,042)	9,086	(917)	(86,933)	(172,241)
Total other income (expense), net (b)	607	1,004	52,803	1,088	28,203
Income(loss) from continuing operations before					
Income taxes	(1,435)	10,090	51,886	(85,845)	(144,038)
Provision (credit) for income taxes	(350)	2,400	—	—	—
Income(loss) from continuing operations	(1,085)	7,690	51,886	(85,845)	(144,038)
Loss from discontinued operations	—	—	(938)	—	(63,027)
Extraordinary gain	—	—	—	—	782
Net income (loss)	(1,085)	7,690	50,948	(85,845)	(206,283)
Basic net income(loss) per common share:					
Income(loss) from continuing operations	$ (0.02)	$ 0.17	1.47	(5.13)	(15.26)
Loss from discontinued operations	—	—	(0.03)	—	(6.68)
Extraordinary gain	—	—	—	—	0.09
Basic net income (loss) per common share	$ (0.02)	$ 0.17	$ 1.44	$ (5.13)	$ (21.85)
Diluted net income(loss) per common share:					
Income(loss) from continuing operations	$ (0.02)	$ 0.17	1.46	(5.13)	(15.26)
Loss from discontinued operations	—	—	(0.03)	—	(6.68)
Extraordinary gain	—	—	—	—	0.09
Diluted net income(loss) per common share	$ (0.02)	$ 0.17	$ 1.43	$ (5.13)	$ (21.85)
Weighted average basic shares outstanding	44,687	44,004	35,402	16,733	9,442
Weighted average diluted shares outstanding	44,687	44,891	35,654	16,733	9,442
Consolidated Balance Sheet Data at December 31,					
Cash and cash equivalents	6,282	12,216	6,623	9,554	13,278
Total current assets	20,351	28,963	19,813	23,511	36,900
Property and equipment, net	10,252	8,071	10,641	14,833	21,956
Goodwill and other intangible assets, net	12,477	14,862	17,895	20,814	107,937
Total assets	43,975	52,664	49,411	61,011	170,242
Total current liabilities	29,841	28,994	31,575	43,126	54,494
Capitalized interest on notes payable, less current portion	—	—	956	7,402	13,750
Long-term notes payable	—	9,600	10,511	71,398	80,923
Total liabilities	31,594	39,694	44,999	122,833	149,733
Total stockholders' equity (deficit)	12,381	12,970	4,412	(61,822)	20,509
Number of Employees at December 31,	396	469	483	572	587

(a) Included in operating expenses are:

	2005	2004	2003	2002	2001
Amortization of goodwill and other intangible assets (1)	2,337	2,284	2,919	6,751	52,068
Impairment of intangible assets	—	750	—	78,784	62,200
Restructuring charges (credits)	—	(350)	1,478	2,320	25,337
(Gain) loss on sale of businesses/Mailwatch service line	250	(5,017)	—	(426)	1,804

(b) Included in other income (expense), net are:

	2005	2004	2003	2002	2001
Interest income	136	247	36	189	565
Interest expense	(1,420)	(517)	(1,390)	(4,785)	(10,383)
Gain on domain names repurchase agreement	1,907				
Gain on debt restructuring and settlements	—	984	54,078	6,558	47,960
Impairment of investments	—	—	—	(1,515)	(10,131)
Other, net	(16)	290	79	641	192

The consolidated selected financial data should be read in conjunction with the consolidated financial statements and the notes to these statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this document. The consolidated financial statements included herein have been prepared assuming that the Company will continue as a going concern. The Company's independent public accountants have each included an explanatory paragraph in their audit report accompanying the 2005 and 2004 consolidated financial statements. The explanatory paragraph states that the Company has a working capital deficiency and an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We believe that due to the many acquisitions and dispositions, goodwill and intangibles impairment charges and debt restructuring gains that occurred during the period from 2001 through 2005, the period to period comparisons for 2001 through 2005 are not meaningful and should not be relied upon as indicative of future performance.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of factors that affect the comparability of the selected financial data in the years presented above.

(1) The Company adopted SFAS No. 142 " Goodwill and Other Intangible Assets" as of January 1, 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

Overview

We are a provider of services that facilitate the electronic exchange of information between enterprises, their trading communities and their customers. On an average business day, we handle approximately one million transactions that are integral to the movement of money, materials, products and people in the global economy such as insurance claims, trade and travel confirmations, purchase orders, invoices, shipping notices and funds transfers, among many others. We offer a broad range of information exchange services to businesses and service providers, including Transaction Management Services and Transaction Delivery Services. Transaction Management Services consist of integrated desktop messaging services and document capture and management services such as fax to database, fax to data and data conversion services. Beginning in 2005, we offered as a Transaction Management Service an enhanced production messaging service that we call EasyLink Production Messaging PM2.0 Service.

Transaction Delivery Services consist of electronic data interchange or "EDI," and basic production messaging services utilizing email, fax and telex. As part of our strategy, we will seek to upgrade customers who are using our basic production messaging service to our enhanced production messaging service known as EasyLink Production Messaging PM2.0 Service. See Part I, Item I, "Business – Company Overview" contained in this Form 10-K. Until July 31, 2004, we also offered MailWatch services to protect corporate e-mail systems, which included virus protection, spam control and content filtering services.

Revenues

For the year ended December 31, 2005 total revenues were $78.7 million in comparison to $91.8 million in 2004 and $101.3 million in 2003. As detailed in the schedule below the declines in revenue in 2005 and 2004 as compared to the prior years were attributable to (1) lower revenues in our Transaction Delivery Services amounting to $14.8 million or 19% in 2005 as compared to 2004 and $11.3 million or 13% in 2004 as compared to 2003; and (2) $2.5 million and $2.2 million in lower MailWatch revenues in 2005 and 2004, respectively, as a result of the sale of this service line as of July 31, 2004. These declines were partially offset by increased revenues in our Transaction Management Services of $4.1 million in 2005 representing 33% growth over 2004 and $4.0 million in 2004 representing 48% growth in comparison to 2003.

				Percent Change	
	2005	2004	2003	2005 VS. 2004	2004 VS. 2003
Transaction Management Services	$ 16,377	$ 12,304	$ 8,334	33%	48%
Transaction Delivery Services	62,282	77,063	88,348	(19)%	(13)%
MailWatch	—	2,473	4,665	—	(47)%
	$ 78,659	$ 91,840	$ 101,347	(14)%	(9)%

Transaction Delivery Services have been continually impacted by pricing pressures in the telecommunications market and by technological factors that replace or reduce the deployment of such services by our customers. This has led to lower volumes, negotiated individual customer price reductions at the time of service contract renewals and the loss of certain customers. Although we have focused efforts on stabilizing this revenue stream, we believe the trend will continue throughout 2006. We will seek to expand our newer Transaction Management Services and to upgrade customers who are using our basic production messaging services to our enhanced production messaging service, EasyLink Production Messaging PM2.0 Service.

Operating results

In 2005 our operating results amounted to a loss of $2.0 million (including $2.3 million in costs related to the Separation Agreement with our former President of the International division) in comparison to 2004 income from operations of $9.1 million (including $5.0 million of gains on the sale of our MailWatch service line and our domain assets). The revenue decline in 2005 resulted in a $7.0 million lower gross margin and is the major factor in the unfavorable change from year to year. In 2004, revenues also declined in comparison to the prior year but reduced cost of service resulted in a $3.9 million improvement in gross margin.

We heightened our efforts to increase revenues from Transaction Management Services during the fourth quarter of 2004 and during 2005 by hiring additional sales and marketing personnel and undertaking certain promotional programs. Our continued spending in these sales and marketing efforts will mean that our overall results for at least the first half of 2006 will be negatively impacted.

Our prospects should be considered in light of risks described in the section of this report entitled "Risk Factors That May Affect Future Results."

Critical Accounting Policies

In response to the Securities & Exchange Commission's (SEC) Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we have identified the most critical accounting principles upon which our financial reporting depends. Critical principles were determined by considering accounting policies that involve the most complex or subjective decisions or assessments. The most critical accounting policies were identified to be those related to accounts receivable, long-lived assets and intangible assets, contingencies and litigation, and restructurings.

Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by a review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that have been experienced in the past.

Impairment of Long-lived Assets

We assess goodwill and indefinite-lived intangibles for impairment annually unless events occur that require more frequent reviews. Long-lived assets, including amortizable intangibles, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Discounted cash flow analyses are used to assess indefinite-lived intangible impairment while undiscounted cash flow analyses are used to assess long-lived asset impairment. If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured with discounted estimated future cash flows. Considerable management judgment is necessary to estimate undiscounted and discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts. On an on-going basis, management reviews the value and period of amortization or depreciation of long-lived assets, including goodwill and other intangible assets. During this review, we reevaluate the significant assumptions used in determining the original cost of long-lived assets. Although the assumptions may vary from transaction to transaction, they generally include revenue growth, operating results, cash flows and other indicators of value. Management then determines whether there has been an impairment of the value of long-lived assets based upon events or circumstances, which have occurred since acquisition. The impairment policy is consistently applied in evaluating impairment for each of the Company's wholly owned subsidiaries and investments.

Contingencies and Litigation

We evaluate contingent liabilities including threatened or pending litigation in accordance with SFAS No. 5, "Accounting for Contingencies" and record accruals when the outcome of these matters is deemed probable and the liability is reasonably estimable. We make these assessments based on the facts and circumstances and in some instances based in part on the advice of outside legal counsel.

Restructuring Activities

Restructuring activities are accounted for in accordance with SFAS No. 146 and, in 2004 and 2003, relate to the relocation and consolidation of our New Jersey office facilities into one location and a similar consolidation of our office facilities in England. The restructuring charges are comprised of abandonment costs with respect to leases, including the write-off of leasehold improvements. We continually evaluate the amounts established in the restructuring reserve so that amounts originally recorded in 2002 were increased in 2003 based on market conditions for subleasing the abandoned facilities. In 2004, mostly due to a settlement of liability related to one of our abandoned locations, $350,000 of restructuring charges was reversed. Our obligations for the remaining abandoned locations terminate in April 2006.

Results of Operations - 2005, 2004 and 2003

				Percent Change	
	2005	2004	2003	2005 VS. 2004	2004 VS. 2003
Revenues	$ 78,659	$ 91,840	$101,347	(14.4)%	(9.4)%
Cost of revenues	29,929	36,129	49,553	(17.2)%	(27.1)%
Gross Margin	48,730	55,711	51,794	(12.5)%	7.6%
% of Revenue	62%	61%	51%		
Operating expenses:					
Sales and marketing	19,449	18,715	18,379	4.1%	1.8%
General and administrative	19,925	23,731	24,405	(14.6)%	(2.8)%
Product development	6,798	6,730	6,383	0.1%	5.4%
Separation agreement costs	2,312	—	—	(a)	(a)
Amortization of intangible assets	2,068	2,066	2,066	0.0%	0.0%
Impairment of intangible assets	—	750	—	(a)	(a)
Restructuring charges (credits)	—	(350)	1,478	(a)	(a)
(Gain) on sale of businesses/MailWatch service line	250	(5,017)	—	(a)	(a)
	50,772	46,625	52,711	8.9%	(11.6)%
Income (loss) from Operations	(2,042)	9,086	(917)		
Other income (expense), net:					
Gain on domain names repurchase agreement	1,907	—	—		
Gain on debt restructuring and settlements	—	984	54,078		
Interest income (expense), net	(1,284)	(270)	(1,354)		
Other	(16)	290	79		
	607	1,004	52,803		
Income (loss) from Continuing Operations before Income Taxes	(1,435)	10,090	51,886		
Provision (credit) for income taxes	(350)	2,400	—		
Income (loss) from Continuing Operations	(1,085)	7,690	51,886		

(a) Represents one time charges (credits) that are not comparable from period to period.

Results of Operations - 2005 and 2004

Revenues

Revenues in 2005 were $78.7 million as compared to $91.8 million in 2004. The decrease of $13.1 million was due primarily to reduced revenues in our Transaction Delivery services, as a result of lower volumes and negotiated individual customer price reductions, the loss of certain customers, the sale of our fax businesses in Singapore and Malaysia and $2.5 million in lower MailWatch revenues as a result of the sale of this service line on July 31, 2004. The reduced revenues were partially offset by a $4.1 million increase in Transaction Management services. We anticipate that our revenues derived from our Transaction Delivery services will continue to decline, while our Transaction Management services revenue is expected to increase in 2006.

Cost of Revenues

Cost of revenues for 2005 decreased to $29.9 million from $36.1 million in 2004. As a percentage of revenues these costs decreased to 38% in 2005 as compared to 39% in 2004. Cost of revenue reflects a decrease in costs as a result of lower expenses in most of the cost components including lower depreciation charges, savings from continuing cost reduction programs in network operations, lower telecom rates, favorable dispute settlements including $540,000 or 1% of revenues from the MCI settlement, reductions in telecom facilities and reduced variable telecom charges consistent with reduced customer volumes.

Cost of revenues consists primarily of costs incurred in the delivery and support of our services, including depreciation of equipment used in our computer systems, software license costs, tele-housing costs, the cost of telecommunications services including local access charges, leased network backbone circuit costs and long distance domestic and international termination charges, and personnel costs associated with our systems and databases.

Sales and Marketing Expenses

Sales and marketing expenses for 2005 increased to $19.4 million from $18.7 million in 2004. The increased expense relates to our increased staff and promotional program spending to expand Transaction Management services. We expect these expenses to continue at the increased levels throughout 2006.

General and Administrative Expenses

General and administrative expenses were $19.9 million in 2005 as compared to $23.7 million in 2004. The reduced costs occurred in most categories of this expense with the most significant reduction in officer and employee salaries and related tax and benefit expenses amounting to approximately $1.5 million. Cost reductions were generally achieved through reductions in head count. While certain cost components may vary, we anticipate general and administrative expenses in total for 2006 to be comparable to 2005 levels.

Product Development Expenses

Product development costs, which consist primarily of personnel and consultants' time and expense to research, conceptualize, and test product launches and enhancements to our products, were $6.8 million for 2005 as compared to $6.7 million in 2004. We anticipate that spending for product development will continue at the same levels in 2006 in connection with the development of the new Transaction Management services and the continuing feature development of other services.

Amortization and Impairment of Intangible Assets

Amortization of intangible assets relates to intangible assets with finite lives. The amortization is calculated on a straight line basis and, accordingly, this expense was $2.1 million in both 2005 and 2004. Amortization expense on assets with finite lives as of December 31, 2005 will decrease to $0.6 million in 2006 as the estimated lives on certain of the assets will expire in that year. In 2004 an impairment of the Company's trademark of $750,000 was recorded based upon the annual assessment of all intangibles. The Company determined that there was no impairment of intangible assets for 2005.

Interest Income (Expense), net

Interest income(expense), net for 2004 was $1.3 million of expense as compared to $270,000 of expense during 2004. The increase was primarily due to interest on the new Wells Fargo Term Loan obtained in December 2004. Interest on our previously outstanding debt, paid off with the Wells Fargo loan proceeds, had been capitalized in accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings", and did not result in charges in the statement of operations.

Gain on Debt Restructurings and Settlements

In December 2004 we paid off all of the Company's previously existing secured debt with part of the proceeds of a new $12 million Term Loan from Wells Fargo. As a result, we recorded a gain of $1.0 million from the reversal of interest previously capitalized related to the retired debt. During 2003, we eliminated $63.0 million of indebtedness in exchange for the payment of $3.1 million in cash and the issuance of 23.9 million shares of Class A common stock valued at $13.6 million pursuant to our announced efforts to eliminate substantially all of our outstanding indebtedness. After reversing $6.5 million of previously capitalized interest and $2.4 million of accrued interest net of debt issuance costs, we recorded total gains of $54.1 million on these transactions.

The elimination of outstanding debt in 2003 resulted in substantial income from cancellation of debt for income tax purposes. We minimized the income tax payable as a result of the restructuring by, among other things, offsetting the income with our historical net operating losses and otherwise reducing the income in accordance with applicable income tax rules. We did not incur any material current income tax liability from the elimination of this debt, although the relevant tax authorities may challenge our income tax positions.

Results of Operations - 2004 and 2003

Revenues

Revenues in 2004 were $91.8 million as compared to $101.3 million in 2003. The decrease of $9.5 million was due primarily to reduced revenues in our Transaction Delivery services, as a result of lower volumes and negotiated individual customer price reductions and loss of certain customers and $2.2 million in lower MailWatch revenues as a result of the sale of this service line on July 31, 2004. The reduced revenues were partially offset by a $4.0 million increase in Transaction Management services.

Cost of Revenues

Cost of revenues for 2004 decreased to $36.1 million from $49.6 million in 2003. As a percentage of revenues these costs decreased to 39% in 2004 as compared to 49% in 2003. Cost of revenue reflects a decrease in costs as a percentage of revenue equal to 3% due to depreciation charges and decrease in other costs as a percentage of revenues equal to 7%. Reduction in other costs include savings from continuing cost reduction programs in network operations, lower telecom rates, favorable settlement dispute, favorable adjustments of prior period cost estimates, reductions in facilities, including reducing the number of circuits, and reduced variable telecom charges consistent with reduced customer volumes.

Cost of revenues consists primarily of costs incurred in the delivery and support of our services, including depreciation of equipment used in our computer systems, software license costs, tele-housing costs, the cost of telecommunications services including local access charges, leased network backbone circuit costs and long distance domestic and international termination charges, and personnel costs associated with our systems and databases.

Sales and Marketing Expenses

Sales and marketing expenses increased to $18.7 million from $18.4 million in 2003. The increased expense relates to our increased staff and promotional program spending particularly in the latter part of 2004, to expand Transaction Management services.

General and Administrative Expenses

General and administrative expenses were comparable as these costs amounted to $23.7 million in 2004 as compared to $24.4 million in 2003.

Product Development Expenses

Product development costs, which consist primarily of personnel and consultants' time and expense to research, conceptualize, and test product launches and enhancements to our products, were $6.7 million for 2004 as compared to $6.4 million in 2003.

Restructuring Charges

During the year ended December 31, 2003, the Company recorded additional restructuring charges of $1.5 million for net abandonment costs on U.S. leases as estimated sublease rentals were reduced due to deteriorating market conditions for subleasing the vacant facilities and a negotiated settlement of lease obligations in England. During 2004 these estimates were revised again, largely due to a favorable negotiated settlement of liability on one lease, resulting in the reversal of restructuring charges of $350,000.

Amortization of Intangible Assets

As of January 1, 2002, the Company adopted FASB No. 142, "Goodwill and Other Intangibles". Statement No. 142 requires companies to no longer amortize goodwill but instead to test goodwill for impairment on an annual basis. Accordingly, we did not amortize any goodwill during the years ended December 31, 2004 and 2003 respectively. We completed an impairment assessment in the 4th quarter of 2004 with the assistance of an independent appraiser and determined that an impairment of trademarks had occurred. Accordingly we recorded a $750,000 charge in 2004. The value of the trademark is based upon the company's ability to continue to generate revenues at comparable levels and based upon certain other assumptions. Significant declines in revenues or changes in assumptions could negatively impact the value of the trademark. Our annual assessment for 2003 did not result in any impairment.

Interest Income (Expense), Net

Interest income (expense), net for 2004 was $270,000 of expense as compared to $1.4 million of expense during 2003. The decrease was primarily due to reductions in the total debt balances outstanding as a result of the debt restructurings and settlements completed in 2003 and principal amortization in 2004.

Gain on Debt Restructurings and Settlements

In December 2004 we paid off all of the Company's previously existing secured debt with part of the proceeds of a new $12 million Term Loan from Wells Fargo. As a result, we recorded a gain of $1.0 million from the reversal of interest previously capitalized related to the retired debt. During 2003, we eliminated $63.0 million of indebtedness in exchange for the payment of $3.1 million in cash and the issuance of 23.9 million shares of Class A common stock valued at $13.6 million pursuant to our announced efforts to eliminate substantially all of our outstanding indebtedness. After reversing $6.5 million of previously capitalized interest and $2.4 million of accrued interest net of debt issuance costs, we recorded total gains of $54.1 million on these transactions.

The elimination of outstanding debt in 2003 resulted in substantial income from cancellation of debt for income tax purposes. We intend to minimize the income tax payable as a result of the restructuring by, among other things, offsetting the income with our historical net operating losses and otherwise reducing the income in accordance with applicable income tax rules. We do not expect to incur any material current income tax liability from the elimination of this debt, although the relevant tax authorities may challenge our income tax positions.

Liquidity and Capital Resources

Our cash and cash equivalents balances decreased by $5.9 million in 2005 largely caused by a decline in our cash from operations which amounted to only $291,000 in 2005 as compared to $5.7 million in 2004. Our working capital deficit also worsened reaching $9.5 million as of December 31, 2005 as compared to $31,000 at December 31, 2004. $7.2 million of this decrease in working capital was attributable to the $3 million repayment obligation under the amendment to the credit agreement and the reclassification as currently payable of the portion of the term loan that is repayable after December 31, 2006. In addition, we spent $4.6 million for capital expenditures in 2005, mostly related to the build out of a new network center at our corporate office location in Piscataway, NJ and the migration of customer messaging to the new facility. In 2004 our capital expenditures amounted to $2.6 million.

In 2004 we had significantly improved our financial condition by (1) reducing operating costs through consolidation of certain operations and other cost reduction programs; (2) restructuring our debt obligations and entering into a new credit financing with Wells Fargo; and (3) selling our non-core domain assets and our MailWatch service line. At December 31, 2004 our cash and cash equivalents amounted to $12.2 million, a $5.7 million increase in comparison to balances on hand at December 31, 2003.

In December 2004 we entered into an agreement with Wells Fargo Foothill, Inc., a subsidiary of Wells Fargo, for a credit facility of $15 million, including a $12 million term loan. We used $10.9 million of the proceeds from the term loan to pay off all our secured debt and to pay off our subordinated debt at maturity in February 2005. The Wells Fargo term loan is repayable at $200,000 per month for 60 months although there are mandatory prepayments under certain conditions. The credit facility also provides for other advances of $3 million initially, but increasing to $7.5 million upon our meeting certain conditions. We had approximately $1 million of advances outstanding as of December 31, 2005.

The credit facility includes certain affirmative and restrictive covenants, including a restriction on the incurrence of indebtedness, a restriction on the payment of dividends, limitations on capital expenditures and maintenance on quarterly levels of EBITDA. On March 31, 2005, the Company entered into an amendment to the credit agreement whereby it can exclude severance charges related to the George Abi Zeid settlement of up to $2.5 million from the calculation of EBITDA for covenant compliance purposes. Additionally, in December 2005 Wells Fargo agreed to waive the EBITDA covenant for the quarter ended December 31, 2005 and granted the Company certain other limited waivers pending further agreement on the financial covenants applicable to future periods.

On February 27, 2006 the Company entered into an amendment to the Credit Agreement establishing revised EBITDA covenants but eliminating our ability to drawn down any future Advances and also requiring the Company to pay the outstanding Advances balance of $950,000. The amendment also requires that we maintain a minimum cash balance of $1.5 million in a specified account and at least $3.5 million of eligible accounts receivable availability. The amendment further requires the Company to obtain at least $4.0 million in new subordinated debt or equity financing and to prepay $3.0 million of the Term Loan, both by May 1, 2006. The Company repaid the $950,000 in Advances in February 2006. The Company has received letters of intent for $4.3 million of a proposed $5.4 million common stock financing. The Company is pursuing this financing and alternative financings to meet the May 1, 2006 obligations under its credit agreement. If we do not complete the required debt or equity financing by May 1, 2006 and we are unable to negotiate an extension or modification of our credit agreement, we will be unable to comply with the obligation to repay $3.0 million and will be in default under our credit agreement, which would permit our lender to accelerate the maturity of the obligations.

If we raise the required $4.0 million of financing and make the $3.0 million repayment by May 1, 2006, we believe our current cash and cash equivalent balances, cash from operations and proceeds of such financing will provide adequate funds for operating and other planned expenditures and debt service for at least the next twelve months.

For each of the years ended December 31, 2005, 2004 and 2003, we received a report from our independent registered public accountants containing an explanatory paragraph stating that we have a working capital deficiency and an accumulated deficit among other factors that raise substantial doubt about our ability to continue as a going concern. Management's plans in regard to this matter are described in Note 1(b). Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. If we are unable to raise the required financing required by our credit agreement or to raise additional financing, restructure or settle additional outstanding debt or to generate sufficient cash flow from operations, we may be unable to continue as a going concern.

Contractual Obligations

Below is a table that presents our contractual obligations and commitments at December 31, 2005:

Payments due by period (in thousands)

Contractual Obligations	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt obligations	$ 10,550	$ 6,350	$ 4,200	$ –	–
Operating and capital lease obligations	11,397	2,589	3,288	2,803	$ 2,717
Purchase obligations mostly consisting of telecommunication contract commitments	6,277	4,275	1,798	204	–
Other long term liabilities	1,229	557	672	–	–
	$29,453	$13,771	$ 9,958	$ 3,007	$ 2,717

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)) which replaces SFAS 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees. Among other items, SFAS 123(R) eliminates the use of APB 25 and the intrinsic method of accounting, and requires all share-based payments, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS 123(R) is effective for public companies beginning with the first annual period that begins after June 15, 2005. Accordingly, the Company will adopt SFAS 123(R) in 2006 and in accordance with its provisions will recognize compensation expense for all share-based payments and employee stock options based on the grant-date fair value of those awards. To minimize the expense to be recorded in future periods, the Company accelerated the vesting of all current employee options with an exercise price in excess of $0.92 per share in December, 2005. Accordingly, we believe the adoption of this statement will not have a significant impact on the Company's financial statements for 2006 based upon the options outstanding as of December 31, 2005.The Company currently provides the pro forma disclosures required by SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure".

In December 2004, the FASB issued FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004". The American Jobs Creation Act of 2004 introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FSP FAS 109-2 gives a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109, Accounting for Income Taxes. The deduction is subject to a number of limitations, and uncertainty remains as to how to interpret numerous provisions in the Act. As such, the Company does not anticipate that it will repatriate foreign earnings that have not yet been remitted to the U.S. and, accordingly, the adoption of this statement had no impact on the financial statements of the Company as of December 31, 2005 and for the year then ended.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, primarily from changes in interest rates, foreign exchange rates and credit risk. The Company maintains continuing operations in Europe (mostly in the United Kingdom) and, to a lesser extent, in Singapore, Malaysia and India. Fluctuations in exchange rates may have an adverse effect on the Company's results of operations and could also result in exchange losses. The impact of future rate fluctuations cannot be predicted adequately. To date the Company has not sought to hedge the risks associated with fluctuations in exchange rates.

Market Risk – Our accounts receivable are subject, in the normal course of business, to collection risks. We regularly assess these risks and have established policies and business practices to protect against the adverse effects of collection risks. As a result we do not anticipate any material losses in this area.

Interest Rate Risk – Interest rate risk refers to fluctuations in the value of a security resulting from changes in the general level of interest rates. Investments that are classified as cash and cash equivalents have original maturities of three months or less. Changes in the market's interest rates do not affect the value of these investments. In December, 2004 we entered into a variable interest rate credit agreement with Wells Fargo that creates an interest rate risk for the Company on the $12 million Term Loan as well as any working capital advances drawn down on the facility. The impact of this risk assuming the current amortization schedule, as amended in February, 2006, of the outstanding Term Loan and a hypothetical shift of 1% in interest rates would be an increase or decrease, as applicable, in interest costs of $63,000 for the year ended December 31, 2006 related to the Term Loan. The Company has considered the use of interest rate swaps and similar transactions to minimize this risk but has not entered into any such arrangements to date. The Company intends to continue to evaluate this risk and the cost and possible implementation of such arrangements in the future.

(In thousands, except share and per share data)

	December 31, 2005	December 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,282	$ 12,216
Marketable securities	—	2,023
Accounts receivable, net of allowance for doubtful accounts of $2,330 and $3,950 as of December 31, 2005 and 2004, respectively	11,416	11,883
Prepaid expenses and other current assets	2,653	2,841
Total current assets	20,351	28,963
Property and equipment, net	10,252	8,071
Goodwill, net	6,213	6,266
Other intangible assets, net	6,264	8,596
Other assets	895	768
Total assets	$ 43,975	$ 52,664
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,464	$ 7,733
Accrued expenses	10,432	14,709
Current portion of notes payable	10,550	3,825
Other current liabilities	1,467	2,199
Net liabilities of discontinued operations	928	528
Total current liabilities	29,841	28,994
Notes payable, less current portion	—	9,600
Other long term liabilities	1,753	1,100
Total liabilities	31,594	39,694
Stockholders' equity:		
Common stock, $0.01 par value; 510,000,000 shares authorized at December 31, 2005 and 2004: Class A—500,000,000 shares authorized at December 31, 2005 and 2004, 45,225,130 and 44,174,459 shares issued and outstanding at December 31, 2005 and 2004, respectively	452	441
Additional paid-in capital	554,337	553,420
Accumulated other comprehensive loss	(670)	(238)
Accumulated deficit	(541,738)	(540,653)
Total stockholders' equity	12,381	12,970
Commitments and contingencies		
Total liabilities and stockholders' equity	$ 43,975	$ 52,664

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Year Ended December 31,		
	2005	2004	2003
Revenues	$ 78,659	$ 91,840	$ 101,347
Cost of revenues	29,929	36,129	49,553
Gross profit	48,730	55,711	51,794
Operating expenses:			
Sales and marketing	19,449	18,715	18,379
General and administrative	19,925	23,731	24,405
Product development	6,768	6,730	6,383
Separation agreement costs	2,312	—	—
Amortization of intangible assets	2,068	2,066	2,066
(Gain) loss on sale of businesses/MailWatch service line	250	(5,017)	—
Impairment of intangible assets	—	750	—
Restructuring charges (credits)	—	(350)	1,478
	50,772	46,625	52,711
Income (loss) from operations	(2,042)	9,086	(917)
Other income (expense):			
Interest income	136	247	36
Interest expense	(1,420)	(517)	(1,390)
Gain on domain names repurchase agreement	1,907	—	—
Gain on debt restructuring and settlements	—	984	54,078
Other, net	(16)	290	79
Total other income, net	607	1,004	52,803
Income (loss) from continuing operations before income taxes	(1,435)	10,090	51,886
Provision (credit) for income taxes	(350)	2,400	—
Income (loss) from continuing operations	(1,085)	7,690	51,886
Loss from discontinued operations, net of taxes	—	—	(938)
Net income (loss)	$ (1,085)	$ 7,690	$ 50,948
Basic net income (loss) per share:			
Income (loss) from continuing operations	$ (0.02)	$ 0.17	$ 1.47
Loss from discontinued operations	—	—	(0.03)
Basic net income (loss) per share	$ (0.02)	$ 0.17	$ 1.44
Diluted net income (loss) per share:			
Income (loss) from continuing operations	$ (0.02)	$ 0.17	$ 1.46
Loss from discontinued operations	—	—	(0.03)
Diluted net income (loss) per share	$ (0.02)	$ 0.17	$ 1.43
Weighted-average basic shares outstanding	44,687,377	44,004,271	35,401,809
Weighted-average diluted shares outstanding	44,687,377	44,891,039	35,653,336

See accompanying notes to consolidated financial statements.

Consolidated Statement of Stockholders' Equity (Deficit) and Comprehensive Income (Loss) (in thousands, except share data)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' (Deficit)/ Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2002	16,129,319	$ 161	1,000,000	$ 10	$ 537,544	$ (246)	$(599,291)	$ (61,822)
Net income	—	—	—	—	—	—	50,948	50,948
Cumulative foreign currency translation	—	—	—	—	—	(26)	—	(20)
Comprehensive income	—	—	—	—	—	(26)	50,948	50,928
Issuance of Class A common stock in connection with 401(k) plan	531,545	5	—	—	486	—	—	492
Issuance of Class A common stock in connection with private placement	1,923,077	19	—	—	981	—	—	1,000
Issuance of Class A common stock in connection with cancellation of debt	23,881,705	239	—		13,328	—	—	13,567
Issuance of Class A common stock in lieu of cash interest on debt	284,304	3	—	—	181	—	—	184
Proceeds from the exercise of stock options	71,550	1	—	—	69	—	—	70
Balance at December 31, 2003	42,821,500	$ 428	1,000,000	$ 10	$ 552,589	$ (272)	$(548,343)	$ 4,412
Net income	—	—	—	—	—	—	7,690	7,690
Unrealized holding gains on marketable securities	—	—	—	—	—	529	—	529
Cumulative foreign currency translation	—	—	—	—	—	(495)	—	(495)
Comprehensive income	—	—	—	—	—	34	7,690	7,724
Issuance of Class A common stock in connection with 401(k) plan	273,129	3	—	—	397	—	—	400
Issuance of Class A common stock in connection with employee terminations	—	—	—	—	150	—	—	150
Issuance of Class A common stock in lieu of cash interest on debt	35,530	—	—	—	48	—	—	48
Proceeds from the exercise of stock options	44,300	—	—	—	32	—	—	32
Conversion of Class B common stock to Class A common stock	1,000,000	10	(1,000,000)	(10)	—	—	—	—
Other					204	—	—	204
Balance at December 31, 2004	44,174,459	$ 441		$ —	$ 553,420	$ (238)	$(540,653)	$ 12,970
Net income (loss)	—	—	—	—	—	—	(1,085)	(1,085)
Unrealized holding gains on marketable securities	—	—	—	—	—	(529)	—	(529)
Cumulative foreign currency translation	—	—	—	—	—	97	—	97
Comprehensive income (loss)	—	—	—	—	—	(432)	(1,085)	(1,517)
Issuance of Class A common stock In connection with 401(k) plan	499,617	5	—	—	470	—	—	475
Proceeds from the exercise of stock options	131,750	2	—	—	94	—	—	96
Issuance of Class A common stock in connection with Quickstream acquisition	419,304	4			353	—	—	357
Other						—	—	
Balance at December 31, 2005	45,225,130	$ 452		$ —	$ 554,337	$ (670)	$(541,738)	$ 12,381

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,		
	2005	2004 (revised)	2003 (revised)
Cash flows from operating activities:			
Net income (loss)	$ (1,085)	$ 7,690	$ 50,948
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Loss from discontinued operations	—	—	938
Depreciation and amortization	3,118	5,041	8,295
Amortization of other intangible assets	2,332	2,284	2,919
Provision for doubtful accounts	59	450	1
Provision for restructuring charges (credits)		(350)	1,478
Gain on debt restructuring and settlements		(984)	(54,078)
Issuance of shares as matching contributions to employee benefit plans	475	400	492
Other non-cash charges	35	222	368
Separation agreement costs	2,312	—	—
(Gain) on sale of domain names repurchase rights	(1,907)	—	—
(Gain) loss on sale of businesses/Mailwatch service line	250	(5,017)	—
Loss on sale of marketable securities	469	—	—
Impairments of intangibles	—	750	—
Changes in operating assets and liabilities:			
Marketable securities	—	(1,502)	—
Accounts receivable, net	408	1,416	508
Prepaid expenses and other current assets	1,086	290	260
Other assets	(127)	265	460
Accounts payable, accrued expenses and other liabilities	(7,534)	(5,001)	(4,931)
Net cash provided by (used in) operating activities of continuing operations	(109)	5,954	7,658
Net cash provided by (used in) operating activities of discontinued operations (revised)	400	(300)	(356)
Net cash provided by operating activities	291	5,654	7,302
Cash flows from investing activities:			
Purchases of property and equipment, including capitalized software	(4,596)	(2,564)	(4,214)
Proceeds from sale of businesses/Mailwatch service line		3,500	—
Proceeds from sale of assets/domain names repurchase rights	830	1,000	—
Proceeds from sale of marketable securities	1,021	—	—
Cash paid for Quickstream acquisition	(342)	—	—
Net cash provided by (used in) investing activities	(3,087)	1,936	(4,214)
Cash flows from financing activities:			
Proceeds of bank loan advances	1,900	—	—
Payment of bank loan advances	(950)	—	—
Net proceeds from issuance of Class A common stock	—	—	1,000
Net proceeds from issuance of Class A common stock upon exercise of employee stock options	96	32	70
Payments under capital lease obligations	(330)	(472)	(426)
Proceeds from notes payable	—	12,000	—
Principal payments of notes payable	(3,825)	(12,053)	(5,793)
Interest payments on restructured notes and capitalized interest	—	(1,009)	(843)
Net cash used in financing activities	(3,109)	(1,502)	(5,992)
Effect of foreign exchange rate changes on cash and cash equivalents	(29)	(495)	(27)
Net increase (decrease) in cash and cash equivalents	(5,934)	5,593	(2,931)
Cash and cash equivalents at beginning of the year	12,216	6,623	9,554
Cash and cash equivalents at the end of the year	$ 6,282	$ 12,216	$ 6,623
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 1,208	$ 497	$ 691
Net cash paid for taxes	$ 415	$ 173	$ 48
Purchases of property, plant and equipment through capital lease obligations	$ 91	$ 649	—

See accompanying notes to consolidated financial statements.

Supplemental Disclosure of Non-Cash Information:

The Company issued 425,000 shares in August, 2005 in connection with the acquisition of Quickstream Software, Inc.

The Company issued 35,530 and 284,304 shares of Class A common stock valued at approximately $48,000 and $184,000, respectively, as payment of interest in lieu of cash for the years ended December 31, 2004 and 2003, respectively.

December 31, 2005 and 2004

(1) Summary Of Operations And Significant Accounting Policies

(a) Summary of Operations

The Company offers a broad range of information exchange services to businesses and service providers, including Transaction Management Services consisting of integrated desktop messaging services and document capture and management services such as fax to database, fax to data and data conversion services; Transaction Delivery Services consisting of electronic data interchange or "EDI," and production messaging services utilizing email, fax and telex; and through July 31, 2004, services that protect corporate e-mail systems such as virus protection, spam control and content filtering services (the *MailWatch* service line).

The Company operates in a single industry segment, business communication services. Although the Company provides various major service offerings, many customers employ multiple services using the same access and network facilities. Similarly, network operations and customer support services are provided across various services. Accordingly, allocation of expenses and reporting of operating results by individual services would be impractical and arbitrary. Services are provided in the United States and certain other regions in the world (predominantly in the United Kingdom).

(b) Liquidity, Going Concern and Management's Plan

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a working capital deficiency, an accumulated deficit and declining revenues for each of the last three years that raise substantial doubt about its ability to continue as a going concern. In addition, the Company is required to raise $4 million in new equity or subordinated debt financing and repay $3 million of its outstanding term loan under its credit agreement, as amended, with Wells Fargo by May 1, 2006. The Company may need additional financing to meet cash requirements for its operations. If the Company is unable to generate sufficient cash flow or raise the required financing and additional financing, if necessary, the Company may be unable to continue as a going concern. Since the Company's ability to complete the required financing and to meet the revised EBITDA covenants of the credit agreement is not certain, the total outstanding obligations under the credit agreement have been included in current liabilities in the consolidated balance sheet as of December 31, 2005.

The accompanying consolidated financial statements do not include any adjustment relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management believes the Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing or refinancing as required to meet its obligations under the credit agreement and as may otherwise be required, and to maintain profitable operations.

The Company has received letters of intent for $4.3 million of a proposed $5.4 million common stock financing. The Company is pursuing this financing and alternative financings to meet the May 1, 2006 obligations under its credit agreement and to fund working capital needs. There can be no assurance that the Company will be successful in these efforts.

(c) Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned or majority-owned subsidiaries from the respective dates of acquisition. The interest of shareholders other than those of EasyLink is recorded as minority interest in the accompanying consolidated statements of operations and consolidated balance sheets. When losses applicable to minority interest holders in a subsidiary exceed the minority interest in the equity capital of the subsidiary, these losses are included in the Company's results, as the minority interest holder has no obligation to provide further financing to the subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. All other investments that the Company does not have the ability to control or exercise significant influence over are accounted for under the cost method.

WORLD.com, a wholly owned subsidiary, and its majority-owned subsidiaries have been reflected as discontinued operations in the accompanying financial statements. In September 2003, a previously vacated judgment in the amount of $931,000 was reinstated against the Company in connection with a suit against a broker engaged by the Company to sell the portal operations of its discontinued India.com business and the broker's counterclaim thereof. The judgment and related costs, net of reserves, are reflected in the loss from discontinued operations in the consolidated statement of operations for the year ended December 31, 2003.

(d) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. These estimates and assumptions relate to the estimates of collectibility of accounts receivable, the realization of goodwill and other intangibles, accruals and other factors. Actual results could differ from those estimates.

(e) Cash and Cash Equivalents

The Company considers all highly liquid securities, with maturities of three months or less when acquired, to be cash equivalents.

(f) Marketable Securities

All of the Company's marketable securities are classified as available-for-sale securities. Accordingly, net unrealized gains as of December 31, 2004 are reflected as a separate component of stockholders' equity. As of December 31, 2005 the Company had sold all its marketable securities for net proceeds of $1.0 million resulting in a realized loss of $469,000 which is included in other income (expense) in the statement of operations for 2005.

(g) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable represent trade receivables billed to customers in arrears on a monthly basis. Receivables are recorded in the period the related revenues are earned and, generally, are collected within a short time period. The Company does not require collateral from its customers and any balances over 30 days old are considered past due.

The allowance for doubtful accounts is based upon the Company's assessment of the collectibility of customer accounts receivable. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of accounts receivable balances and current economic conditions that may affect a customer's ability to pay.

(h) Property and Equipment

Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized. The cost of repairs and maintenance, including the cost of replacing minor items that do not constitute a substantial betterment, are charged to operations as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Property and equipment under capital leases are stated at the present value of minimum lease payments and are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

(i) Accounting for Impairment of Long-Lived and Intangible Assets

The Company assesses goodwill and indefinite-lived intangible assets for impairment annually unless events occur that require more frequent reviews. Long-lived assets, including amortizable intangibles, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Discounted cash flow analyses are used to assess indefinite-lived intangible asset impairment while undiscounted cash flow analyses are used to assess finite lived intangibles and other long-lived asset impairment. If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured with discounted estimated future cash flows. Considerable management judgment is necessary to estimate undiscounted and discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts. On an ongoing basis, management reviews the value and period of amortization or depreciation of long-lived assets, including other intangible assets. During this review, the significant assumptions used in determining the original cost of long-lived assets are reevaluated. Although the assumptions may vary from transaction to transaction, they generally include revenue growth, operating results, cash flows and other indicators of value. Management then determines whether there has been an impairment of the value of long-lived assets based upon events or circumstances, which have occurred since acquisition. The impairment policy is consistently applied in evaluating impairment for each of the Company's wholly owned subsidiaries and investments.

(j) Intangible Assets

Intangible assets include goodwill, trademark, customer lists, technology and other intangibles. Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and identifiable intangible net assets acquired. Trademark was determined to have an indefinite life and therefore is not amortized. Customer lists are being amortized on a straight-line basis over ten years. Technology is being amortized on a straight-line basis over its estimated useful lives which range from three to five years. See note 7.

(k) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that the tax change occurs. Valuation allowances are established to the extent it is anticipated that it is more likely than not that the deferred tax assets will not be realized.

(l) Revenue Recognition

The Company's business communication services include Transaction Management Services consisting of integrated desktop messaging services and document capture and management services such as fax to database, fax to data and data conversion; Transaction Delivery Services consisting of electronic data interchange or "EDI" and production messaging services utilizing email, fax and telex; and, through July 31, 2004, services that help protect corporate e-mail systems such as virus protection, spam control and content filtering services (the MailWatch service line). The Company derives revenues from monthly fees and usage-based charges for all its services and from license fees for integrated desktop messaging. Revenues for services are recognized as performed. License revenue is recognized over the average estimated customer life of 3 years.

Other revenues include revenues from the licensing of domain names in 2004 and 2003. Revenue is recognized ratably over the license period and amounted to $392,000 and $475,000 in 2004 and 2003, respectively. In December, 2004, the Company sold its domain name assets to the former Chairman of the Board of Directors. See Note 5.

(m) Product Development Costs

Product development costs consist primarily of personnel and consultants' time and expense to research, conceptualize, and test product launches and enhancements to each of the Company's services. Such costs are expensed as incurred.

(n) Sales and Marketing Costs

The primary component of sales and marketing expenses are salaries and commissions for sales, marketing, and business development personnel. The Company expenses the cost of advertising and promoting its services as incurred.

(o) Financial Instruments and Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash, cash equivalents, accounts receivable, notes payable and, at December 31, 2004, convertible notes payable. At December 31, 2005 and 2004, the fair value of cash, cash equivalents, marketable securities in 2004 only and accounts receivable approximated their financial statement carrying amount because of the short-term maturity of these instruments. The recorded values of loans payable and notes payable approximate their fair values, as interest approximates market rates. Convertible subordinated notes payable of $1.4 million at December 31, 2004 carried a fixed interest rate but since these notes were paid at their maturity in February 2005, management estimated that their fair value approximated their carrying value.

The Company holds cash and cash equivalents at several major financial institutions in amounts which often exceed FDIC insured limits. The Company has not experienced any losses due to such concentration of credit risk.

Credit is extended to customers based on the evaluation of their financial condition and collateral is not required. The Company performs ongoing credit assessments of its customers and maintains an allowance for doubtful accounts. No single customer exceeded 10% of either total revenues or accounts receivable in 2005, 2004 or 2003. Revenues from the Company's five largest customers amounted to $9.8 million, $9.5 million and $7.1 million aggregating to 11%, 10% and 7% of the Company's total revenues in 2005, 2004 and 2003, respectively.

(p) Stock-Based Compensation Plans

In 2005, 2004 and 2003, the Company had stock option plans, which are described more fully in Note 16. As allowed by SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, the Company has retained the compensation measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations for stock options. The Company adopted the disclosure provisions of SFAS No. 148 as of December 31, 2002 and continues to apply the measurement provisions of APB 25. Under APB Opinion No. 25, compensation expense is recognized based upon the difference, if any, at the measurement date between the market value of the stock and the option exercise price and amortized on a straight-line basis over the vesting period. The measurement date is the date at which both the number of options and the exercise price for each option are known. The following table illustrates the effect on net income (loss) and net income (loss) per share if the fair value recognition provisions of SFAS No. 123 had been applied to stock-based employee compensation.

($ In Thousands, Except Per Share Amounts)	For The Year Ended December 31, 2005	2004	2003
Net income (loss):			
Income (loss) from continuing operations, as reported	$ (1,085)	$ 7,690	$ 51,886
Deduct total stock based employee compensation expense determined under the fair value method for all awards, net of tax	(1,732)	(2,769)	(8,394)
Pro forma income (loss) from continuing operations	$ (2,817)	4,921	43,492
Loss from discontinued operations	—	—	(938)
Proforma net income (loss)	$ (2,817)	$ 4,921	$ 42,554
Basic net income (loss) per share:			
Income (loss) from continuing operations as reported	$ (0.02)	$ 0.17	$ 1.47
Deduct total stock based employee compensation expense determined under the fair value method for all awards, net of tax	$ (0.04)	$ (0.06)	$ (0.24)
Pro forma income (loss) from continuing operations	$ (0.06)	0.11	$ 1.23
Loss from discontinued operations	—	—	$ (0.03)
Proforma basic net income (loss)	$ (0.06)	$ 0.11	$ 1.20
Diluted net income (loss) per share:			
Income (loss) from continuing operations as reported	$ (0.02)	$ 0.17	$ 1.46
Deduct total stock based employee compensation Expense determined under the fair value method for All awards, net of tax	$ (0.04)	$ (0.06)	$ (0.24)
Pro forma income (loss) from continuing operations	$ (0.06)	$ 0.11	$ 1.22
Loss from discontinued operations	—	$ —	(0.03)
Proforma diluted net income (loss)	$ (0.06)	$ 0.11	$ 1.19

The resulting effect on the pro forma net income (loss) disclosed for the years ended December 31, 2005, 2004 and 2003 is not likely to be representative of the effects of the net loss on a pro forma basis in future years, because the pro forma results include the impact of three, four and five years, respectively, of grants and related vesting of option prices ranging from $0.53 per share to $175.00 per share. Subsequent years will include additional grants at the then current stock prices and vesting. For purposes of pro-forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period.

In December, 2005 the Company accelerated the vesting of all current employee options with an exercise price in excess of $0.92 per share to avoid the recording of this expense in future periods when the Company will adopt FAS 123R. This action resulted in a $1,038,000 increase in the stock based compensation and proforma loss for 2005 as reflected above.

The fair value of each option grant is estimated on the date of grant using the Black Scholes method option-pricing model with the following assumptions used for grants made in 2005: dividend yield of zero percent (0%), average risk-free interest rate of 3.9%, expected life of 5 years and volatility of 119%, 2004: dividend yield of zero (0%) percent, average risk-free rate interest rate of 3.4%, expected life of 5 years and volatility of 119%, 2003: dividend yield of zero (0%) percent, average risk-free rate interest rate of 3.0%, expected life of 5 years and volatility of 123%.

(q) Basic And Diluted Net Income (Loss) Per Share

Net income (loss) per share is presented in accordance with the provisions of SFAS No. 128, "Earnings Per Share", and the Securities and Exchange Commission Staff Accounting Bulletin No. 98. Under SFAS No. 128, basic Earnings per Share ("EPS") excludes dilution for common stock equivalents and is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock.

Diluted net loss per share is equal to basic loss per share for the year ended December 31, 2005, since all common stock equivalents are anti-dilutive for this period. Diluted net income per common share for the years ended December 31, 2004 and 2003 include the effect of employee options to purchase 886,765 and 251,527 shares of common stock, respectively.

Diluted net income (loss) per common share for the years ended December 31, 2004 and 2003, does not include the effects of employee options to purchase 1,524,086 and 1,429,516 shares of common stock, respectively, and 798,523 common stock warrants in each year, as their inclusion would be antidilutive.

(r) Computer Software

Capitalized computer software is recorded in accordance with the American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and is depreciated using the straight-line method over the estimated useful life of the software, generally 3 years. SOP 98-1 provides guidance for determining whether computer software is internal-use software and guidance on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use.

(s) Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)) which replaces SFAS 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees. Among other items, SFAS 123(R) eliminates the use of APB 25 and the intrinsic method of accounting, and requires all share-based payments, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS 123(R) is effective for public companies beginning with the first annual period that begins after June 15, 2005. The Company will adopt SFAS 123(R) in 2006 and in accordance with its provisions will recognize compensation expense for all share-based payments and employee stock options based on the grant-date fair value of those awards. As a result of the acceleration of all options with an exercise price in excess of $.92 per share, the Company believes that the impact of adopting SFAS 123(R) will not have a material affect on its financial statements in the first quarter of 2006 based upon outstanding options as of December 31, 2005.

In December 2004, the FASB issued FASB Staff Position, 109-1 ("FSP FAS 109-1"), "Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004". In FSP FAS 109-1, the FASB concluded that the tax relief (special tax deduction for domestic manufacturing) from this legislation should be accounted for as a "special deduction" instead of a tax rate reduction. The guidance in FSP FAS 109-1 was effective December 21, 2004 and had no impact on the Company's results of operations or its financial position.

In December 2004, the FASB issued FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004". The American Jobs Creation Act of 2004 introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FSP FAS 109-2 gives a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109, Accounting for Income Taxes. The deduction is subject to a number of limitations, and uncertainty remains as to how to interpret numerous provisions in the Act. The Company dos not plan to repatriate foreign earnings that have not yet been remitted to the U.S. and, accordingly, adoption of FSP FAS 109-2 had no impact on the Company's results of operations or its financial position.

In September 2004, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on EITF Issue No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share," which requires the shares issuable under contingently convertible debt, such as the Company's convertible subordinated debentures, to be included in diluted earnings per share computations, regardless of whether the contingency had been met, if the effect would be dilutive to the earnings per share calculation. The provisions are effective for reporting periods ending after December 15, 2004. If the impact is dilutive, all prior period earnings per share amounts presented are required to be restated to conform to the provisions of the EITF. The Company adopted this rule during the fourth quarter of 2004 and there was no effect on diluted income (loss) per share for all periods presented since the effect was anti-dilutive to the earnings per share calculation.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections". SFAS No. 154 replaces Accounting Principles Board Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements", and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement when specific transition provisions are not provided. SFAS No. 154 requires retrospective application to prior periods financial statements for changes in accounting principles, unless it is impractical to determine the specific period or cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

(t) Foreign Currency

The functional currencies of the Company's foreign subsidiaries are their respective local currencies. The financial statements are maintained in local currencies and are translated to United States dollars using period-end rates of exchange for assets and liabilities and average rates during the period for revenues, cost of revenues and expenses. Translation gains and losses are included in accumulated other comprehensive loss as a separate component of stockholders' equity (deficit). Gains and losses from foreign currency transactions are included in the consolidated statements of operations as part of other income (expense) and amounted to $(151,000), $13,000 and $(59,000) for the years ended December 31, 2005, 2004 and 2003, respectively.

(u) Reclassification

Certain amounts in the consolidated balance sheet as of December 31, 2004 have been reclassified to conform to the presentation as of December 31, 2005. Amounts at December 31, 2004 representing balances due to former customers and amounts due to foreign government telecommunications authorities and telex carriers, which were previously classified within accounts receivable, have been reclassified to accounts payable or accrued expenses.

Cash flow from discontinued operations for 2004 has been revised to present the results in the consolidated statement of operations for that year in the applicable operating, investing or financing activities to conform to the presentation for 2005.

(2) Restatement Of 2004 Financial Statements

The Company has restated its previously issued financial statements for the year ended December 31, 2004 in a Form 10K/A filed on December 8, 2005. The Company's determination to restate these previously issued financial statements stems from the following items:

1. The liability for telecommunication services costs of the Company's United Kingdom subsidiary was overstated. The Company has revised its methodology to more accurately estimate this liability resulting in a decrease in the estimated liability and related costs of revenues of $603,000 for 2004.
2. The Company had recorded accruals for certain assessed Federal regulatory fees in prior years although the amounts of such assessments were disputed by the Company. Based upon revised assessments received by the Company in the 4th quarter of 2004, the amounts of such accruals were in excess of the revised assessments. However, the Company did not timely adjust the recorded liability for this change in circumstances. The amount of the accrual no longer required and adjusted for in the restatement is $296,000.
3. The Company has determined that it did not properly account for certain equipment purchased in prior years. As a result the Company has recorded $47,000 in additional depreciation expense in 2004 related to these assets.
4. The Company has evaluated its liability in connection with a New York State sales tax audit of one of its operating subsidiaries for 2001 through 2004. The Company has now determined that the estimated liability for these taxes should have been increased in the 4th quarter of 2004 based on a tax assessment received in 2005 but prior to the issuance of the Company's Form 10K for the year ended December 31, 2004. The increase in the estimated liability is $90,000.
5. The Company incorrectly calculated the net operating loss carry forwards of its United Kingdom subsidiaries as of December 31, 2003 resulting in the under accrual of foreign income tax liabilities of $295,000 in 2004.
6. The restatement also includes the recording of adjustments in prior periods that were not recorded in these periods because in each case and in the aggregate the amount of these errors were not material to the Company's consolidated financial statements.
7. The Company had incorrectly classified and recorded currency translation losses at December 31, 2004. As a result, the accumulated other comprehensive loss account included in stockholders' equity at December 31, 2004 has been increased by $166,000 and accrued expenses has been reduced by such amount.

The following schedules show the impact of the restatement on the relevant captions from the Company's consolidated financial statements as of December 31, 2004 and for the year then ended as included in a previously filed Form 10K/A prior to the reclassifications to conform to the 2005 presentation.

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2004

	As Previously Reported	Adjustments Amount	Adjustments No.	As restated
Assets				
Current assets:				
Cash and cash equivalents	$ 12,300	(84)	6	$ 12,216
Marketable securities	2,023			2,023
Accounts receivable, net of allowance for doubtful accounts	9,624	(60)	6	9,564
Prepaid expenses and other current assets	2,578	263	6	2,841
Total current assets	26,525			26,644
Property and equipment net	8,125	(54)	3,6	8,071
Goodwill, net	6,266			6,266
Other intangible assets, net	8,846	(250)		8,596
Other assets	764	4		768
Total assets	50,526	(181)		50,345
Liabilities and stockholders equity				
Current liabilities:				
Accounts payable	$ 6,523	(52)	6	$ 6,471
Accrued expense	13,891	(239)	1,2,4,5,6,7	13,652
Current portion of notes payable	3,825			3,825
Other current liabilities	2,136	63	6	2,199
Net liabilities of discontinued operations	528			528
Total current liabilities	26,903			26,675
Notes payable, less current portion	9,600			9,600
Other long term liabilities	975	125	6	1,100
Total liabilities	37,478	(103)		37,375
Stockholders' equity				
Common stock	441			441
Additional paid-in-capital	553,420			553,420
Accumulated other comprehensive loss	(72)	(166)	6,7	(238)
Accumulated deficit	(540,741)	88		(540,653)
Total stockholders' equity	13,048	(78)		12,970
Total liabilities and stockholders' equity	50,526	(181)		50,345

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

	As Previously Reported	Adjustments Amount	Adjustments No.	As restated
Total revenues	$ 91,840			$ 91,840
Operating expenses:				
Cost of revenues	36,725	(596)	1,6	36,129
Gross profit	55,115	596		55,711
Sales and marketing	18,715			18,715
General and administrative	23,794	(63)	2,3,4,6	23,731
Product development:	6,730			6,730
Amortization of Intangibles	2,066			2,066
Restructuring Charge	(350)			(350)
Impairment of intangible assets	500	250	6	750
Gain on sale of buisnesses/MailWatch service line	(5,017)			(5,017)
	46,438	187		46,625
Income from operations	8,677	409		9,086
Interest income	70	177	6	247
Interest expense	(517)			(517)
Other income (expense)	288	2	6	290
Gain on settlement of debt	984			984
Income before income taxes	9,502	588		10,090
Provision for income taxes	1,900	500	5,6	2,400
Net income	$ 7,602	$ 88		$ 7,690
Basic net income per share	$ 0.17	$ 0.00		$ 0.17
Diluted net income per share	$ 0.17	$ 0.00		$ 0.17
Comprehensive income	$ 7,802	$ (78)		$ 7,724

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

	As Previously Reported	Adjustments Amount	Adjustments No.	As restated
Net cash provided by operating activities of continuing operations	$ 6,278	$ (324)		$ 5,954
Net cash provided by investing Activities	1,530	406		1,936
Net cash used in financing Activities	(1,502)	—		(1,502)
Net increase in cash and cash Equivalents	5,977	(84)		5,893

(3) Acquisition Of Quickstream Software, Inc.

On August 1, 2005 the company completed the acquisition of Quickstream Software, Inc., a software technology company, for a total purchase price of $699,000 which was comprised of approximately $342,000 in cash and 425,000 shares of the Company's Class A common stock valued at approximately $357,000. The purchase of Quickstream provided the Company with certain proprietary software that has been integrated into the Company's network to add new features for certain of the Company's services.

The results for Quickstream have been included in the consolidated financial statements from the date of acquisition. The total purchase price, including transaction costs, has been allocated over the acquired assets and assumed liabilities with assistance from an independent appraiser. Goodwill of $197,000 has been recorded as a result of the allocation.

(4) Sale Of Businesses/MailWatch Service Line

On July 31, 2004, the Company sold its MailWatch service line to Infocrossing, Inc. for total consideration of approximately $5.0 million, including $3.5 million in cash and 123,193 shares of Infocrossing's common stock valued at approximately $1.5 million. The sale resulted in a gain of $4.1 million before income taxes. At December 31, 2004 an unrealized gain related to the Infocrossing stock of $521,000 was included in the accumulated other comprehensive gain (loss) account in stockholders' equity. The Infocrossing stock was sold by the Company for $1.0 million in September, 2005 resulting in a loss of $469,000 that is reported as other income (expense) in the statement of operations.

In September 2005, the Company entered into two separate agreements for the sale of its fax businesses, including the customer bases and customer premise equipment, in Singapore and Malaysia. Consideration for the sales is based on future revenues and, net of future costs, for the Malaysia transaction. In accordance with FAS No. 141, "Business Combinations", because of the contingent nature of the proceeds, the Company will record these amounts as received. The Company has recorded a loss on the sales of approximately $250,000 representing the net book value of the businesses at date of sales.

(5) Sale Of Internet Domain Names

In December 2004, the Company sold its internet domain name portfolio and related assets to its former Chairman of the Board of Directors for $1 million and recognized a gain of $891,000 on the transaction in 2004. In addition to the initial purchase price, the agreement provided for the Company to receive 15% of all revenues related to the purchased domain names during the second and third years following the sale and 10% of all such revenues in the fourth and fifth years. The Company also had the option to purchase back substantially all the domain names for $4.5 million at any time during the fourth and fifth years.

The former Chairman resigned as an employee of the Company and member of the Board of Directors on the same day as the original domain name sale was completed. Furthermore, he agreed to the conversion of all his one million shares of 10 for 1 super-voting Class B common stock into 1 for 1 standard voting Class A common stock. As a result, there are no Class B shares outstanding as of December 31, 2004.

In August 2005, the Company entered into a new agreement to terminate its right to receive a share of the revenues and its option to purchase back the domain names for a total consideration of $2 million consisting of $700,000 in cash, a $1,130,000 non-interest bearing note and the cancellation of $170,000 in severance payments due to the former Chairman. The transaction resulted in a gain of $1,907,000 in 2005 after recording the note payable at its estimated fair value. As of December 31, 2005, $473,000 of the discounted outstanding balance on the note is included in prepaid expenses and other current assets and $444,000 is included in other assets.

(6) Property And Equipment

Property and equipment, net of accumulated depreciation and amortization, are stated at cost or allocated fair value and are summarized as follows, in thousands:

	December 31,	
	2005	2004
Computer equipment and software	$ 43,082	$ 40,284
Furniture and fixtures	1,577	1,589
Leasehold improvements	4,196	2,282
Subtotal	48,855	44,155
Less accumulated depreciation and amortization	38,603	36,084
Property and equipment, net	$ 10,252	$ 8,071

Depreciation and amortization expense of property and equipment totaled $3.1 million, $5.0 million and $8.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

(7) Goodwill And Intangible Assets

The Company completed its annual assessment of its goodwill and indefinite-lived intangible assets in the quarter ended December 31 for each of the years 2005, 2004 and 2003 with the assistance of an independent appraiser. The methodology used to determine the business enterprise valuation of the Company was the income approach, a discounted cash flow valuation method. The discount rate was determined by using a weighted average cost of capital analysis which was developed using a capital structure which reflects the representative historical mix of debt and equity of a group of guideline companies in this business. Assumptions for normal working capital levels and taxes were also incorporated in the analysis. The value of the trademark and developed technology was based on the income approach, relief-from-royalty method. This determines the value by quantifying the cost savings a company enjoys by owning, as opposed to licensing, the intangible asset. The value of the Company's customer base was also determined through an income approach.

For 2005 and 2003 the Company determined that there was no impairment of these assets. For 2004, the Company determined that there was an impairment of its trademark of $750,000.

Included in the Company's balance sheet as of December 31, 2005 and 2004 are the following (in thousands):

	As of December 31, 2005		
	Gross Cost	Accumulated amortization	Net
Intangibles with indefinite lives:			
Goodwill	$152,606	$(146,393)	$ 6,213
Trademarks	$ 15,250	$ (10,400)	$ 4,850
Intangibles with finite lives:			
Technology	$ 16,550	$ (16,234)	$ 316
Customer list	11,000	(10,114)	886
Software development and licenses	4,564	(4,352)	212
	$ 32,114	$ (30,700)	$ 1,414

	As Of December 31, 2004		
	Gross Cost	Amortization Accumulated	Net
Intangibles with indefinite lives:			
Goodwill	$152,659	$(146,393)	$ 6,266
Trademarks	$ 15,250	$ (10,400)	$ 4,850
Intangibles with finite lives:			
Technology	$ 16,550	$ (14,339)	$ 2,211
Customer list	11,000	(9,943)	1,057
Software development and licenses	4,564	(4,086)	478
	$ 32,114	$ (28,368)	$ 3,746

The Company's estimated amortization expense is $0.6 million, $0.2 million, $0.2 million, and $0.2 million in 2006, 2007, 2008 and 2009, respectively. In accordance with Statement 142, the Company reassessed the useful lives of all other intangible assets. There were no changes to such lives and there are no expected residual values associated with these intangible assets. Customer lists are being amortized on a straight-line basis over ten years. Technology and software development and licenses are being amortized on a straight-line basis over their estimated useful lives from three to five years.

(8) Carrier Settlement Agreement

In November 2005, the Company entered into a Settlement Agreement with Verizon Business (formerly MCI WorldCom) ("MCI") related to certain accounts receivable and accounts payable balances with MCI that were outstanding prior to MCI's bankruptcy filing in 2002. The agreement also included a settlement of claims made by the Company that MCI had charged, and the Company had paid, amounts for telecommunications services from MCI in excess of the contracted rates prior to the bankruptcy filing. As a result of the settlement, the Company recorded a $110,000 reduction of its bad debt expense representing the recovery of the accounts receivable balance from MCI and recorded a reduction in its cost of service for $540,000 representing the recovery of charges stemming from its claim of excess telecommunication charges by MCI in 2005.

(9) Separation Agreement

In January 2005, the Company entered into a Separation Agreement with George Abi Zeid, its former President of the International division, wherein Mr. Abi Zeid resigned as an officer and director of the Company. Under the agreement, the Company agreed to pay Mr. Abi Zeid $240,000 as a severance payment on the effective date of his resignation and $1,960,000 in equal installments over three years in consideration of the non-compete and other covenants contained in the agreement. In connection with the agreement, the Company also agreed to pay $200,000 of severance payments to two other former employees of the Company. As of December 31, 2005 $565,000 related to the agreement is included in accrued expenses and $672,000 is included in other long term liabilities.

(10) Accrued Expenses

Accrued expenses consist of the following, in thousands:

	December 31,	
	2005	2004
Carrier charges	$ 2,558	$ 4,274
Payroll and related costs	1,611	2,835
Sales/Use/VAT taxes payable	1,037	1,300
Federal, state and foreign income taxes payable	1,665	2,280
Professional services, consulting fees and sales agents commissions	1,411	1,581
Separation agreement payable, current portion	565	—
Other	1,585	2,439
Total	$10,432	$14,709

(11) Loans and Notes Payable

Loans and notes payable include the following, in thousands:

	December 31,	
	2005	2004
Term loan payable	$ 9,600	$ 12,000
Advances payable	950	—
7% Convertible Subordinated Notes, due February 1, 2005	—	1,425
Total loans and notes payable	10,550	13,425
Current portion	10,550	3,825
Long term portion	$ 0	$ 9,600

Term Loan Payable and Advances Payable

On December 16, 2004 the Company entered into a $15 million credit facility with Wells Fargo Foothill, Inc. (a subsidiary of Wells Fargo Bank) that includes a $12 million Term Loan payable monthly over 60 months and the availability of working capital advances of $3 million initially, increasing to $7.5 million upon the completion of certain items by the Company subject to limitations including the maximum outstanding under the facility of $15 million. The credit facility is secured by a security interest in substantially all of the Company's assets. $10.9 million of the proceeds from the Term Loan were used by the Company to repay all of its then outstanding debt, including the outstanding balance of the 7% Convertible Subordinated Notes on their maturity date of February 1, 2005. The balance of the proceeds were used to fund other cash requirements of the Company's operations. As a result of the debt repayment, $984,000 of previously capitalized interest on certain restructured debt was reversed and recognized as a gain on debt restructurings and settlements. The capitalized interest had been recorded in 2001 at the time of previous debt restructuring in accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings.

Interest on the Term Loan (11% as of December 31, 2005) is payable monthly at the rate of 3.75% over the Wells Fargo Bank prime rate and an annual fee of 1% of the balance outstanding is payable on each anniversary of the loan. The Term Loan includes certain mandatory prepayments as follows: (1) beginning with the year ended December 31, 2005, a mandatory prepayment is required for any year in which the Company has "excess cash flow", as defined in the agreement, equal to the lesser of $400,000 or 25% of the excess cash flow for that year; (2) upon the sale or disposition of certain assets excluding up to $3,000,000 in proceeds from the sale of domain names and up to $2,000,000 from the sale of Infocrossing, Inc. stock obtained in the MailWatch service line sale; (3) upon the receipt of certain extraordinary funds as defined in the agreement in excess of $1,000,000; and (4) at any time that total borrowings under the credit facility exceeds one of the following: $15,000,000, 2 times trailing twelve months EBITDA, 50% of the Company's enterprise valuation or the amount of accounts receivable collections for domestic revenues for the preceding 90 days.

Interest on outstanding Advances (8% as of December 31, 2005) is payable monthly at the rate of 0.75% over the Wells Fargo Bank prime rate. A fee of 0.25% per annum is payable monthly on the amount of available but unused advances and a servicing fee of $2,500 per month is also payable. Advances are specifically limited to 85% of Eligible Accounts Receivable which represent all revenues from US customers excluding certain balances based on the periods such balances are outstanding. At December 31, 2005 the Company had $950,000 in outstanding Advances and approximately $3.2 million of availability under the line of credit.

The credit facility includes certain affirmative and restrictive covenants, including a restriction on the incurrence of indebtedness, a restriction on the payment of dividends, limitations on capital expenditures and maintenance of cumulative quarterly levels of EBITDA. On March 31, 2005, the Company entered into an amendment to the credit agreement whereby it can exclude severance charges related to the George Abi Zeid settlement of up to $2.5 million from the calculation of EBITDA for covenant compliance purposes. Additionally, in December 2005 Wells Fargo agreed to waive the EBITDA covenant for the quarter ended December 31, 2005 and granted the Company certain other limited waivers pending further agreement on the financial covenants applicable to future periods.

On February 27, 2006 the Company entered into an amendment to the Credit Agreement establishing revised cumulative monthly EBITDA covenants but eliminating the Company's ability to draw down any future Advances and also requiring the Company to pay the outstanding Advances balance of $950,000. The amendment also requires the Company to obtain at least $4.0 million in new subordinated debt or equity financing and to prepay $3.0 million of the Term Loan, both by May 1, 2006. The Company repaid the $950,000 in Advances in February 2006. The Company has received letters of intent for $4.3 million of a proposed $5.4 million common stock financing. The Company is pursuing this financing and alternative financings to meet the May 1, 2006 obligations under its credit agreement. However, since the Company's ability to complete the required financing and to meet the revised EBITDA covenants are not certain, the total outstanding obligations under the credit agreement have been included in current liabilities in the consolidated balance sheet as of December 31, 2005.

7% Convertible Subordinated Notes

The 7% Convertible Subordinated Notes outstanding as of December 31, 2004 represent the balance outstanding from $100 million in notes issued on January 26, 2000. The Notes were convertible by holders into shares of EasyLink Class A common stock at a conversion price of $189.50 per share. Through a series of exchange, settlement and restructuring transactions completed in 2001 through 2003, the outstanding notes were reduced to the amount at December 31, 2004 which was paid on the maturity date of February 1, 2005.

Gain on Debt Restructuring and Settlements in 2003

During 2003, the Company entered into a series of transactions with debt holders to eliminate a total of $63.0 million of indebtedness in exchange for cash payments of $3.1 million and, the issuance of 23.9 million shares of Class A common stock valued at $13.6 million. The eliminated debt included $22.7 million of 7% Convertible Subordinated Notes, due February 2005, $31.1 million of 10% Senior Convertible Notes, due

January 2006, a $2.7 million note payable to a former officer and shareholder of the Company, $6.0 million of Restructure notes and $0.5 million in other indebtedness. The Company also entered into agreements to repay an outstanding note in the principal amount of $115,000 and accrued interest obligations in the aggregate amount of $959,000 over the next three years, which accrued interest includes $284,000. In addition, after eliminating $6.5 million of previously capitalized interest, $2.7 million of accrued interest, and $0.3 million of debt issuance costs on the eliminated notes, these transactions resulted in a gain of $54.1 million or $1.52 per share on a basic and diluted basis.

(12) Discontinued Operations

World.com, a previously formed subsidiary to develop the Company's sold portfolio of domain names, has been reflected as a discontinued operation. Accordingly, revenues, costs and expenses, assets, liabilities and cash flows of World.com have been excluded from the respective captions in the consolidated statement of operations, consolidated balance sheets and consolidated statements of cash flows and have been reported as "Loss from discontinued operations," "Net liabilities of discontinued operations," and "Net cash provided by (used in) operating activities of discontinued operations," for all periods presented. All of the World.com businesses were either sold or ceased operations in 2001. The loss amount for discontinued operations in 2003 and increase in accrued expenses in 2005 represent the net potential liability for a judgment against the Company related to the India.com subsidiary business of World.com and a refund of a related $400,000 escrow deposit, respectively. See Note 21, "Legal proceedings".

Summarized financial information (In thousands) for the discontinued operation is as follows:

	Statements of Operations Data Year ended December 31,		
	2005	2004	2003
Revenues	$ —	$ —	$ —
Loss from discontinued operations	$ —	$ —	$ 938

	Balance sheet data as of December 31,	
	2005	2004
Cash	$ 17	$ 17
Accrued expenses	945	545
Net liabilities of discontinued operations	(928)	(528)

(13) Leases

In addition to capital leases, the Company leases facilities and certain equipment under agreements accounted for as operating leases. These leases generally require the Company to pay all executory costs such as maintenance and insurance. The lease for the Company's United States headquarters, laboratory and network center includes rent escalations amounting to $362,000 per annum as of July 1, 2006 and $67,000 per annum as of July 1, 2008. The escalations have been accounted for on a straight-line basis over the entire term of the lease which commenced on March 1, 2003 and terminates June 30, 2013. Rent expense for operating leases for the years ending December 31, 2005, 2004 and 2003 was approximately $3.8 million, $3.6 million, and $4.2 million, respectively.

At December 31, 2005 and 2004, the Company had $598,000 and $507,000, respectively, in gross amount of fixed assets and $224,000 and $67,000, respectively, of related accumulated amortization under capital leases. Future minimum lease payments under the remaining capital leases and non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2005 are as follows, in thousands:

	Year ending December 31,	
	Capital Leases	Operating Leases
2006	$ 53	$ 2,536
2007	28	1,874
2008	19	1,367
2009	21	1,390
2010	2	1,390
2011 and later	—	2,717
Total minimum lease payments	$ 123	$ 11,274
Less current portion of obligations under capital leases	53	
Obligations under capital leases, excluding current portion	$ 70	

Of the total operating lease commitments as of December 31, 2005 noted above, $11.1 million is for occupied properties and $0.2 million is for abandoned properties, which represents the restructuring reserve. The balance for capital leases and related interest as of December 31, 2005 is for computer equipment and software.

(14) Related Party Transactions

Federal Partners, L.P. Financings

On May 1, 2003, Federal Partners exchanged a $5 million 10% Senior Convertible Note due January 8, 2006 payable by the Company for 2.5 million shares of Class A common stock value of approximately $1.4 million in connection with the Company's restructuring of most of its outstanding debt at the time. In addition, on April 30, 2003, Federal Partners purchased 1,923,077 shares of Class A common stock of EasyLink at a purchase price of $.52 per share or $1 million in the aggregate. Stephen Duff, a director of the Company until November 2004, is Chief Investment Officer of The Clark Estates, Inc. and is Treasurer of the general partner of, and a limited partner of, Federal Partners, L.P. Federal Partners and accounts for which The Clark Estates, Inc. provides management and administrative services, were beneficial holders as of May 1, 2003 of 13.02% of the Company's common stock.

Acquisition of Swift Telecommunications, Inc.

In connection with the Company's 2001 acquisition of Swift Telecommunications, Inc. ("STI"), including the EasyLink Services business of AT&T, George Abi Zeid, the sole shareholder of STI, was elected to the Board of Directors of the Company and was appointed President - International Operations. On May 1, 2003 in connection with the Company's 2003 debt restructuring, Mr. Abi Zeid exchanged a restructured promissory note payable by the Company in the principal amount of $2,682,964 for 1,341,482 shares of Class A common stock valued at approximately $765,000 and agreed to defer interest payments due to him in the amount of $283,504, all of which has been paid.

On February 4, 2005 Mr. Abi Zeid resigned as an officer and director of the Company pursuant to a separation agreement. See Note 9.

Sale of Internet domain names and repurchase rights

In December 2004, the Company sold its portfolio of Internet domain names and related assets to Gerald Gorman, the Company's former Chairman and director. In August, 2005 the Company entered into a new agreement with the former Chairman to terminate its right to receive a share of revenues and its option to purchase back the domain names as provided for in the original sale. See Note 5.

(15) Capital Stock

Authorized shares

As of December 31, 2005, the number of authorized shares consist of 500,000,000 shares of Class A common stock, 10,000,000 shares of Class B common stock and 60,000,000 undesignated shares of preferred stock, all with a par value of $0.01 per share.

Common Stock

Voting Rights

Each share of Class A common stock has one vote per share. Prior to the conversion into Class A common stock in December 2004, 1 million shares of Class B common stock, which were owned by the Chairman, had ten votes per share.

Private Placement of Common Stock

On April 30, 2003, the Company completed a private placement of 1,923,077 shares of Class A common stock for an aggregate price of $1,000,000 to Federal Partners.

Undesignated Preferred Shares

The Company is authorized, without further stockholder approval; to issue authorized but unissued shares of preferred stock in one or more classes or series. At December 31, 2005 and 2004, 60,000,000 authorized shares of undesignated preferred stock were available for creation and issuance in this manner.

(16) Stock Options

The Company has adopted several stock option plans or assumed the plans of entities it had acquired in prior years. In addition, on June 21, 2005, the Company adopted the 2005 stock and incentive plan (the "2005 Plan"). All of the plans terminate 10 years after their respective dates of adoption and provide for the issuance of incentive stock options and/or non-qualified options. Options granted under the plans have exercise prices equal to fair market value at the time of grant and expire upon the earlier of the time period (not to exceed 10 years after the date of grant) specified in the plan or applicable option agreement or within the period of time after termination of employment as specified in the applicable option agreement. Options granted under some of the plans that are cancelled prior to termination of such plans may be re-granted. At December 31, 2005, options to purchase 5.2 million shares of Class A common stock were outstanding and 0.4 million shares were available for future grants from the prior year plans.

The 2005 Plan provides for the granting of stock options and stock-based awards, including restricted stock awards, stock units and deferred stock units to officers, directors, employees and consultants to the Company. The options and stock-based awards can be made up to a maximum of 1,000,000 shares of the Company's Class A common stock outstanding at any time. No options or awards have been granted under the 2005 Plan as of December 31, 2005.

A summary of the Company's stock option activity and weighted average exercise prices is as follows:

	For the year ended December 31,					
	2005		2004		2003	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Average Exercise Weighted Price
Options outstanding at beginning of period	5,092,263	$ 3.80	4,881,980	$ 4.00	2,773,446	$ 6.80
Options granted	957,000	$ 0.96	441,000	$ 1.37	2,470,131	$ 1.14
Options canceled	(751,066)	$ 3.92	(186,417)	$ 3.92	(290,047)	$ 7.23
Options exercised	(146,062)	$ 0.73	(44,300)	$ 0.75	(71,550)	$ .98
Options outstanding at end of period	5,152,135	$ 3.42	5,092,263	$ 3.80	4,881,980	$ 4.00
Options exercisable at period end	4,523,525		3,318,729		2,200,787	
Weighted average fair value of options granted during the period	$ 0.80		$ 0.90		$ 0.90	

The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

	Options outstanding			Options exercisable	
Range of exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.53–0.79	456,400	7.6	$ .58	353,900	$ 0.53
$0.81–1.15	1,526,614	7.4	$ .97	1,070,256	$ 1.00
$1.23–1.75	2,029,837	7.7	$ 1.28	1,960,462	$ 1.28
$1.88–2.80	566,822	5.7	$ 2.16	566,508	$ 2.16
$3.00–4.20	46,203	5.2	$ 3.94	46,140	$ 3.94
$4.80–7.19	30,980	2.2	$ 5.22	30,980	$ 5.22
$7.50–10.94	18,665	1.8	$ 9.71	18,665	$ 9.71
$12.81–16.88	380,819	4.2	$ 15.04	380,819	$ 15.04
$20.00–20.00	8,182	2.0	$ 20.00	8,182	$ 20.00
$32.44–35.00	42,638	2.1	$ 34.99	42,638	$ 34.99
$50.00–64.10	27,359	3.5	$ 51.19	27,359	$ 51.19
$118.60–175.00	17,616	4.1	$ 155.42	17,616	$ 155.42
	5,152,135	7.0	$ 3.42	4,523,525	$ 3.76

(17) Employee Stock and Savings Plans

401 (k) Plan

On January 3, 2000, the Company established a 401(k) Plan ("the plan") for its U.S. employees. Subject to Internal Revenue Service Code limitations, participants may contribute from 1% to 15% of pay each pay period on a before tax basis, subject to statutory limits. Such contributions are fully and immediately vested. The Company will match 50% of the first 6% of an employee's contribution with shares of Class A common stock. Vesting of the Company's matching contributions begins at 20% after the first anniversary of date of hire or plan commencement date, whichever is later, increasing by 20% each year thereafter through the fifth year until full vesting occurs. The Company's matching contributions of 499,617, 273,129 and 531,545 shares of Class A common stock, for the years ended December 31, 2005, 2004 and 2003 resulted in compensation expense of $475,000, $400,000, and $492,000, respectively.

The Company has various pension plans in other countries. The participants may contribute from 2.5% to 10.5% of pay each period on a before tax basis, subject to statutory limits. Such contributions are fully and immediately vested. The Company will match 4.5% up to 20% of a participant's contribution. Vesting of the Company's matching contribution is immediate. The Company's matching contributions for the years ended December 31, 2005, 2004 and 2003 amounted to $295,000, $344,000 and $210,000, respectively.

(18) Restructuring Charges

During 2003 and 2002, restructuring charges of $1.5 million and $2.3 million, respectively, were recorded by the Company related to the relocation and consolidation of its New Jersey-based office facilities into one location and a similar consolidation of its office facilities in England. The relocation process was completed in the first 6 months of 2003. The restructuring charges are comprised of abandonment costs with respect to leases, including the write-off of leasehold improvements.

In 2004, based upon revised estimates of the previously recorded abandonment costs, largely due to a negotiated settlement of liability on one lease, $350,000 of restructuring charges were reversed.

The following sets forth the activity in the Company's restructuring reserve (in thousands):

	For the year ended December 31, 2005			
	Beginning balance	Current year provision (reversal)	Current year utilization	Ending balance
Lease abandonments	$ 903	$ —	$ (731)	$ 172

	For the year ended December 31, 2004			
	Beginning balance	Current year provision (reversal)	Current year utilization	Ending balance
Lease abandonments	$ 2,747	$ (350)	$ (1,494)	$ 903

	For the year ended December 31, 2003			
	Beginning balance	Current year provision (reversal)	Current year utilization	Ending balance
Employee termination benefits	$ 140	$ (129)	$ (11)	—
Lease abandonments	2,175	1,607	(1,035)	2,747
Other exit costs	47	—	(47)	—
	$ 2,362	$ 1,478	$ (1,093)	$ 2,747

(19) Income Taxes

Income (loss) before provision (credit) for income taxes in 2005 and 2004 is comprised of the following (in thousands):

	2005	2004
United States	(3,478)	$ 7,378
Foreign	1,436	1,708
	$ 2,042	$ 9,086

The provision (credit) for income taxes in 2005 and 2004 consist of the following (in thousands):

	2005	2004 (Restated)
Current taxes:		
Federal	$ (805)	$ 1,735
State	35	370
Foreign	420	295
	$ (350)	$ 2,400

There is no tax provision for 2003 since the Company has incurred losses for tax purposes in 2003 and since inception. Although the Company has tax loss carryforwards which could have offset its taxable income in 2004, the availability of such net operating loss carryforwards to offset income in the current period and in the future has been determined to be significantly limited. As a result of numerous historical equity transactions, the Company has experienced "ownership changes," as defined by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") and accordingly, the utilization of net operating loss carryforwards is limited under the change in stock ownership rules of the Code. Accordingly, the December 31, 2005 and 2004 deferred tax assets disclosed below have been adjusted to reflect the Section 382 limitation. As of December 31, 2005 and 2004, the Company had approximately $8.7 million and $9.2 of federal net operating loss carryforward available to offset future taxable income after considering the limitations under the change in stock ownership rules of the Code. Such carryforward expires ratably through 2023.

Additionally, the Company had $0.6 million and $2.5 million, respectively, of foreign net operating loss carryforwards at December 31, 2005 and 2004, which had no expiration date.

The elimination of outstanding debt in 2003 resulted in substantial income from cancellation of debt for Federal income tax purposes. The Company minimized its income tax payable as a result of the restructuring by, among other things, offsetting the income with its historical net operating losses and otherwise reducing the income in accordance with applicable income tax rules. Although the relevant tax authorities may challenge the Company's income tax positions, the Company does not expect to incur any material current income tax liability from the elimination of this debt. See Note 21.

The difference between the statutory federal income tax rate and the Company's effective tax rate for the years ended December 31, 2005 and 2004 is principally due to the utilization of federal, state and foreign net operating losses and foreign taxes. For the year ending December 31, 2003 reduction of income in accordance with applicable tax rules, and net operating losses for which no tax benefit was recorded, resulted in the difference between the statutory federal income tax rate and the Company's effective tax rate.

The effects of temporary differences and tax loss carryforwards that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are presented below, in thousands.

	2005	2004
Deferred tax assets		
Net operating loss carryforwards	$ 4,302	$ 4,416
Allowance for doubtful accounts	1,052	1,345
Tax basis in excess of book basis – assets and investments	108	—
Accrued expenses and restructuring reserve not currenlty deductible for tax purpose	1,133	562
	6,595	6,323
Deferred tax liabilities		
Plant and equipment, differences in depreciation	(497)	115
Deferred tax gain on domain names repurchase rights	(400)	—
Book basis in excess of tax basis – assets and investments	—	(565)
	(897)	(450)
Valuation allowance	(5,698)	(5,873)
Net deferred tax assets and liabilities	$ 0	$ 0

Based upon the level of historical losses and after considering projections for future taxable income over the periods in which the deferred tax assets are expected to be deductible, the Company has recorded a full valuation allowance against its net deferred tax assets, including the remaining net operating loss carryforward, since it believes that it is not more likely that not that these assets will be realized.

(20) Valuation and Qualifying Accounts

Additions and write-offs charged to the allowance for doubtful accounts are presented below, in thousands.

	Balance at Beginning of Year	Additions charged to costs and expenses	Deductions/ Write-offs	Balance at end of period
For the year ended December 31, 2003	$ 8,052	$ 1	$ 3,229	$ 4,824
For the year ended December 31, 2004 (restated)	$ 4,824	$ 450	$ 1,324	$ 3,950
For the year ended December 31, 2005	$ 3,950	$ 59	$ 1,679	$ 2,330

(21) Commitments and Contingencies

Master Carrier Agreement

Under a Master Carrier Agreement, AT&T has provided the Company with a variety of telecommunications services that are required in connection with the provision of the Company's services. In April, 2004, the Company entered into a Data Service Terms and Pricing attachment (the "MCA Attachment") to the Master Carrier Agreement for the renewed purchase of private line and satellite services for a minimum term of 18 months with an option by the Company to extend the term up to an additional 12 months. Under the MCA Attachment, the Company has a minimum purchase commitment for services equal to $3.6 million over the initial contract period of 18 months. If the Company terminates the network connection services or the private line and satellite services prior to the end of the applicable term or AT&T terminates the services for the Company's breach, the Company must pay to AT&T a termination charge equal to 50% of the unsatisfied minimum purchase commitment for these services for the period in which termination occurs plus 50% of the minimum purchase commitment for each remaining commitment period in the term. In July, 2005, the Company entered into a new Master Carrier Agreement (the "2005 MCA") for the purchase of all services superceding the previous agreement. Under the 2005 MCA the Company has a minimum purchase commitment of $5 million over the two year term of the agreement. The 2005 MCA also contains the same termination charge of 50% of the unsatisfied purchase commitment.

Other Telecommunications Services

The Company has committed to purchase from Verizon Business (formerly MCI Worldcom) a minimum of $900,000 per year in other telecommunications services through March 2007.

Legal Proceedings

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of business. These include claims of alleged infringement of third-party patents, trademarks, copyrights, domain names and other similar proprietary rights; employment claims; claims alleging unsolicited commercial faxes sent on behalf of the Company's customers; and contract claims. These claims include claims that some of the Company's services employ technology covered by third party patents. These claims, even if not meritorious, could require us to expend significant financial and managerial resources. No assurance can be given as to the outcome of one or more claims of this nature. If an infringement claim were determined in a manner adverse to the Company, it may be required to discontinue use of any infringing technology, to pay damages and/or to pay ongoing license fees which would increase the costs of providing service.

In connection with the termination of an agreement to sell the portal operations of the Company's discontinued India.com business, the Company brought suit against a broker that it had engaged in connection with the proposed sale of the portal operations alleging, among other things, breach of contract and misrepresentation. The broker brought a counterclaim against the Company for a brokerage fee that would have been payable on the closing of the proposed sale. The court entered a judgment in the amount of $931,000 against the Company. In response to the judgment, the Company filed a motion to alter the judgment in which the Company, among other things, requested that the Court vacate the judgment or reduce the amount of damages. On February 20, 2003, the Court vacated the original judgment and entered a declaratory judgment in EasyLink's favor that EasyLink does not owe the broker any fee or other compensation arising from the failed sale of the portal operations. On March 13, 2003, the broker filed a motion to amend the judgment or for a new trial requesting, among other things, re-instatement of the original judgment or, in the alternative, a new trial. On September 10, 2003, the Court reinstated the previously vacated judgment in favor of the broker in the original amount of $931,000. The Company and the broker appealed the decision of the District Court to the United States Court of Appeals for the Second Circuit. On June 20, 2005, the Court of Appeals reversed the District Court's ruling that the broker was a third party beneficiary of the terminated agreement and set aside the $931,000 of damages awarded against the Company by the District Court. The Court of Appeals also rejected the broker's claim on appeal for additional damages. The Court of Appeals, however, also determined that the District Court had not fully resolved the issue of whether the Company had breached the agreement to sell the portal operations for the express purpose of avoiding the broker's commission. Accordingly, the Court of Appeals remanded the case to the District Court for further consideration. The broker subsequently filed a petition for rehearing with the Court of Appeals. On July 20, 2005, the Court of Appeals denied the broker's petition. Briefs and reply briefs were submitted to the District Court on or before January 27, 2006, and the parties are awaiting the decision of the District Court on the remand issue. No assurance can be given as to the Company's likelihood of success or its ultimate liability, if any, in connection with this matter. We cannot assure you that our ultimate liability, if any, in connection with the claim will not have a material adverse effect on our financial condition or cash flows.

On November 14, 2005, a former Turkish-based reseller of the Company named Arisegroup and its principals filed what purported to be a derivative complaint on behalf of a recently formed Turkish entity against the Company, certain of the Company's current and former directors and officers and Swift Comtext Limited, a UK subsidiary of the Company, in the Supreme Court of the State of New York, County of New York. The complaint alleges breach of contract, tortious interference with contract, unjust enrichment, conversion, misappropriation of corporate opportunity, breach of fiduciary duties and fraud in the inducement and makes a claim for an accounting. The complaint seeks relief in the form of, among other relief, compensatory damages "in an amount in excess of $5,000,000", punitive damages "in an amount in excess of $10,000,000," pre-judgment interest and costs. The complaint arises out of the termination of a reseller/sponsorship arrangement between Arise and the Company and alleges the defendants agreed to establish and operate a corporation to conduct and expand EasyLink's business in Turkey and that "plaintiffs" would own 50% of the corporation. As of the date of filing of this report, the Company and, to the Company's knowledge, the other defendants have not yet been served. The Company believes that the allegations against the Company and the individual defendants are without merit. The Company intends to defend the complaint vigorously and to pursue available remedies for the filing this complaint.

Other

The Company's tax filings may be subject to challenge by various tax authorities. See Note 19. Although the Company believes its tax positions are in accordance with the relevant laws and regulations, they may be subject to interpretation by such authorities. The Company cannot predict whether any changes to its anticipated tax positions and filings could impact its results of operations, financial condition or cash flows.

(22) Quarterly Financial Information – Unaudited

Condensed Quarterly Consolidated Statements of Operations (in thousands, except per share data)

Year 2005

	First Quarter				
	As Previously Reported	As Restated	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 20,378	$ 20,378	$ 20,070	$ 19,701	$ 18,510
Cost of revenues	7,714	7,769	6,986	8,169	7,004
Gross profit	12,664	12,609	13,084	11,532	11,506
Operating expenses					
General and administrative	5,650	5,600	4,574	5,206	4,535
Separation agreement costs	2,475	2,312			
Other expenses	7,346	7,346	7,080	7,195	6,914
	15,471	15,258	11,654	12,401	11,449
Income (loss) from operations	(2,807)	(2,649)	1,430	(869)	57
Gain on domain names repurchase agreement	—	—	—	1,907	—
Other income(expense), net	(148)	(277)	(374)	(759)	100
Income (loss) before income taxes	(2,955)	(2,926)	1,056	279	157
Provision (credit) for income taxes	(450)	(185)	290	(65)	(390)
Net income (loss)	$ (2,505)	$ (2,741)	$ 766	$ 344	$ 547
Basic net income (loss) per share	$ (0.06)	$ (0.06)	$ 0.02	$ 0.01	$ 0.01
Diluted net income per share	$ (0.06)	$ (0.06)	$ 0.02	$ 0.01	$ 0.01

Year 2004

	First Quarter		Second Quarter			
	Three Months Ended		Three Months Ended		Six Months Ended	
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Revenues	$ 24,336	$ 24,336	$ 24,053	$ 24,053	$ 48,390	$ 48,390
Cost of revenues	10,325	9,976	9,764	9,501	20,090	19,477
Gross profit	14,011	14,360	14,289	14,552	28,300	28,913
Operating expenses						
General and admin	6,384	6,402	5,681	5,699	12,064	12,101
Other expenses	6,757	6,757	6,914	6,914	13,671	13,671
	13,141	13,159	12,595	12,613	25,735	25,772
Income from operations	870	1,201	1,694	1,939	2,565	3,141
Gain from debt restructuring	—	—	—	—	—	—
Other income(expense), net	13	13	(230)	(230)	(217)	(217)
Income before income taxes	883	1,214	1,464	1,709	2,348	2,924
Provision for income taxes	30	55	170	160	200	215
Net income	$ 853	$ 1,159	$ 1,294	$ 1,549	$ 2,148	$ 2,709
Basic net income per share	$ 0.02	$ 0.03	$ 0.03	$ 0.04	$ 0.05	$ 0.06
Diluted net income per share	$ 0.02	$ 0.03	$ 0.03	$ 0.03	$ 0.05	$ 0.06

	Third Quarter			
	Three Months Ended		Nine Months Ended	
	As Previously Reported	As Restated	As Previously Reported	As Restated
Revenues	$ 22,509	$ 22,509	$ 70,899	$ 70,899
Cost of revenues	8,428	8,580	28,518	28,057
Gross profit	14,081	13,929	42,381	42,842
Operating expenses				
General and admin	5,959	5,967	18,024	18,069
Other expenses	2,065	2,065	15,734	15,734
	8,024	8,032	33,758	33,803
Income from operations	6,057	5,897	8,623	9,039
Gain from debt restructuring	—	—	—	—
Other income(expense), net	(16)	(16)	(234)	(234)
Income before income taxes	6,041	5,881	8,389	8,805
Provision for income taxes	1,550	1,665	1,750	1,880
Net income	$ 4,491	$ 4,216	$ 6,639	$ 6,925
Basic net income per share	$ 0.10	$ 0.10	$ 0.15	$ 0.16
Diluted net income per share	$ 0.10	$ 0.09	$ 0.15	$ 0.15

	Fourth Quarter			
	Three Months Ended		Twelve Months Ended	
	As Previously Reported	As Restated	As Previously Reported	As Restated
Revenues	$ 20,941	$ 20,941	$ 91,840	$ 91,840
Cost of revenues	8,207	8,071	36,725	36,129
Gross profit	12,734	12,870	55,115	55,711
Operating expenses				
General and admin	5,770	5,662	23,794	23,731
Impairment of intangible assets	500	750	500	750
Other expenses	6,410	6,410	22,144	22,144
	12,680	12,822	46,438	46,625
Income from operations	54	48	8,677	9,086
Other income (expense), net				
Interest income	41	219	70	249
Interest expense	(149)	(149)	(517)	(517)
Gain on debt restructuring	984	984	984	984
Other, net	183	183	288	288
	1,059	1,237	825	1,004
Income before income taxes	1,113	1,285	9,502	10,090
Provision for income taxes	150	520	1,900	2,400
Net income	$ 963	$ 765	$ 7,602	$ 7,690
Basic net income per share	$ 0.02	$ 0.02	$ 0.17	$ 0.17
Diluted net income per share	$ 0.02	$ 0.02	$ 0.17	$ 0.17

Due to changes in the number of shares outstanding, quarterly loss per share amounts do not necessarily add to the totals for the years.

(23) Geographic Disclosure

	Geographic Information For The Years Ended		
	2005	2004 Restated	2003
United States:			
Revenues	$ 54,630	$ 67,973	$ 77,019
Operating income (loss)	(3,478)	7,378	(175)
Total assets	36,914	43,625	49,408
Long lived assets	22,087	22,039	27,585
All other regions:			
Revenues	24,029	23,867	24,328
Operating income (loss)	1,436	1,708	(742)
Total assets	7,061	6,720	4
Long lived assets	641	894	951
Significant country included in all other regions			
United Kingdom:			
Revenues	21,059	20,516	20,463
Operating income (loss)	1,943	2,296	172
Total assets	5,688	5,544	1,176
Long lived assets	588	568	541

Geographic data is classified based on the location of the Company's operation that provides selling and general account maintenance of the customer's accounts.

The Board of Directors and Stockholders of
EasyLink Services Corporation:

We have audited the accompanying consolidated balance sheet of EasyLink Services Corporation and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we expresss no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EasyLink Services Corporation and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(B) to the consolidated financial statements, the Company has a history of operating losses and at December 31, 2005, had an accumulated deficit of approximately $542.0 million and a working capital deficit of approximately $9.5 million. These factors, among others, as discussed in Note 1(B), raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(B). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Grant Thornton LLP

Edison, New Jersey
March 31, 2006

The Board of Directors
EasyLink Services Corporation:

We have audited the accompanying consolidated balance sheet of EasyLink Services Corporation and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EasyLink Services Corporation and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2, the consolidated financial statements as of December 31, 2004 and for the year then ended have been restated.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a working capital deficiency and an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/KPMG LLP

New York, New York
April 11, 2005, except as to Note 2, which is as of December 5, 2005.

Market Price	2005 Fourth Quarter	Third Quarter	Second Quarter	First Quarter
High	$ 1.00	$ 1.03	$ 1.35	$ 1.46
Low	$ 0.62	$ 0.62	$ 0.83	$ 1.00

Market Price	2004 Fourth Quarter	Third Quarter	Second Quarter	First Quarter
High	$ 1.66	$ 1.50	$ 2.17	$ 1.90
Low	$ 1.12	$ 1.15	$ 1.09	$ 1.35

The Nasdaq closing market price at February 28, 2006 was $0.79.

Dividends

The Company has never declared or paid any cash dividends on its common stock and does not anticipate paying any cash dividends on its stock in the foreseeable future. The Company currently intends to retain future earnings, if any, to pay its obligations and to finance the expansion of its business. The Company's credit agreement with Wells Fargo Foothill, Inc. contains a prohibition on any distribution or any declaration or payment of any dividends (in cash or other property, other than common stock) on, or purchase, acquisition, redemption, or retirement of any of any stock, of any class, of the Company.

Number of Security Holders

At February 28, 2006, the approximate number of holders of record of Class A common stock was 694, although there were many more beneficial owners.

Stock Listings

The principal market on which the common stock is traded is the NASDAQ Capital Market under the symbol "EASY".

This annual report may contain statements of a forward-looking nature relating to the future events or future financial results of EasyLink. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, investors should specifically consider the various factors that could cause actual events or results to differ materially form those indicated from such forward-looking statements. These risks and uncertainties are described in the Company's most recent prospectus and other filings with the Securities and Exchange Commission and in subsequent filings with the Securities and Exchange Commission.

Corporate Information

BOARD OF DIRECTORS

Thomas Murawski
Chairman, President and Chief Executive Officer

Robert Casale
Former Group President, Brokerage Information Services
Group, ADP

Stephen Duff
Chief Investment Officer, The Clark Estates, Inc.

Peter Holzer
Former Executive Vice President and Director – Strategic Planning and Development for The Chase Manhattan Corporation (now JPMorganChase)

George Knapp
Special Limited Partner and Consultant to MidMark Equity Partners, L.P.; and former Corporate Vice President of ITT

John Petrillo
Chairman and CEO of IDT Spectrum; and former AT&T senior executive responsible for global corporate strategy and business development

Dennis Raney
Former Chief Financial Officer, eONE Global, LP and Novell, Inc.

Eric Zahler
President and Chief Operating Officer, Loral Space & Communications, Inc.

EXECUTIVE OFFICERS

Thomas Murawski
Chairman, President and Chief Executive Officer

Michael Doyle
Vice President and Chief Financial Officer

Gary MacPhee
Executive Vice President and General Manager

Richard Gooding
Executive Vice President and General Manager

David Ambrosia
Executive Vice President and General Counsel

OFFICE LOCATIONS

Corporate Headquarters
33 Knightsbridge Road
Piscataway, NJ 08854

Phone: 1 800-624-5266
Fax: 1 888-317-0992
Website: www.EasyLink.com

Outside the United States
International Corporate Headquarters
EasyLink Services Corporation
4 Norton Folgate
London, UK E16DB

Phone: 44 207 551-8700
Fax: 44 207 628-2500
Email: International@EasyLink.com